Filed Pursuant to Rule 424 (B)(3)

Registration No: 333-111278

MERGER PROPOSED—YOUR VOTE IS

VERY IMPORTANT

Cypress Bankshares, Inc. Shareholders:

The Board of Directors of Cypress Bankshares, Inc. has agreed to a merger of Cypress Bankshares with Alabama National BanCorporation. Before we can complete this merger, the merger agreement must be approved by Cypress Bankshares’ shareholders. We are sending you this proxy statement-prospectus to ask you to vote in favor of the merger.

If the merger is completed, for each share of Cypress Bankshares common stock that you own before the merger you will receive in exchange either (1) 0.6412 shares of common stock in Alabama National, subject to increase based on the average trading price of Alabama National common stock prior to the merger, or (2) at your option, but subject to certain limitations, an amount in cash in lieu of stock, determined based on an average trading price of Alabama National common stock prior to the merger. For a description of the possible increase in the exchange ratio of shares of Alabama National common stock to be received in exchange for your Cypress Bankshares common stock, refer to page 16. For a description of the calculation of optional cash consideration, refer to page 17. For a discussion of the procedures for electing cash, and the limitations on such election, see “APPROVAL OF THE MERGER AGREEMENT—Procedures for Making a Cash Election” on page 17. Shares of Alabama National common stock are quoted on the Nasdaq Stock Market under the symbol “ALAB.”

The merger cannot be completed unless holders of a majority of Cypress Bankshares’ common stock approve it. We have scheduled a special shareholders’ meeting for you to vote on the merger.

Your vote is very important. Whether or not you plan to attend our special shareholders’ meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, we will vote your proxy in favor of the merger.

The date, time and place of the special meeting is:

Date:   February 17, 2004

Time:  10:00 a.m.

Place:  Grand Haven Village Center

                                2000 Waterside Parkway

                                Palm Coast, Florida 32137

This proxy statement-prospectus provides you with detailed information about the proposed merger. You can also get information about Alabama National from documents Alabama National has filed with the Securities and Exchange Commission. We encourage you to read this entire document carefully.

In particular, please see the section entitled “ Risk Factors” beginning on page 10.

We are very enthusiastic about this merger and the strength and capabilities we expect to achieve from it.

Sincerely,

Bruce Page	James Weite
Chief Executive Officer	President
Cypress Bankshares, Inc.	Cypress Bankshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement-prospectus or determined if this proxy statement-prospectus is accurate or adequate. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

This proxy statement-prospectus is dated January 7, 2004

and was first mailed to shareholders on or about January 13, 2004

We have not been authorized to give any information or make any representation about the merger or Cypress Bankshares or Alabama National that differs from, or adds to, the information in this proxy statement-prospectus or in documents that are publicly filed with the Securities and Exchange Commission. Therefore, if anyone gives you different or additional information, you should not rely on it.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement-prospectus incorporates important business and financial information about Alabama National that is not included or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Alabama National that are incorporated by reference in this document through the Securities and Exchange Commission website at “http://www.sec.gov” or by requesting them in writing or by telephone from the company: Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, (205) 583-3600. If you would like to request documents, please do so by February 10, 2004 to receive them before Cypress Bankshares’ special shareholders’ meeting. Instructions regarding how to obtain this information are contained on page 60 under the caption “WHERE YOU CAN FIND MORE INFORMATION.”

CYPRESS BANKSHARES, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on February 17, 2004

Cypress Bankshares, Inc. will hold a special meeting of shareholders at the Grand Haven Village Center, 2000 Waterside Parkway, Palm Coast, Florida 32137 at 10:00 a.m. local time on Tuesday, February 17, 2004 to vote on:

1.	The Agreement and Plan of Merger, dated as of October 14, 2003 (the “merger agreement”), by and between Alabama National BanCorporation and Cypress Bankshares, Inc. and the transactions contemplated by the merger agreement. These transactions include the merger of Cypress Bankshares with Alabama National and the issuance of Alabama National shares and payment of optional cash consideration to Cypress Bankshares’ shareholders. After the merger, Cypress Bank will be a wholly owned subsidiary of Alabama National. This proposal is more fully described in the enclosed proxy statement-prospectus. You can find a copy of the merger agreement in Appendix A to this document.

2.	Any other matters that properly come before the special meeting, or any adjournments or postponements of the special meeting.

Record holders of Cypress Bankshares common stock at the close of business on December 31, 2003, will receive notice of and may vote at the special meeting, including any adjournments or postponements of the special meeting. Florida law requires approval by a majority of the outstanding shares of Cypress Bankshares to approve the merger agreement.

A holder of Cypress Bankshares common stock who complies with the provisions of Florida law relating to appraisal rights applicable to the merger is entitled to assert appraisal rights under the Florida appraisal rights law, a copy of which is attached as Appendix B to this document.

You are cordially invited to attend the special meeting in person, but regardless of whether you plan to attend, please return the enclosed proxy card.

Bruce Page	James Weite
Chief Executive Officer	President

January 7, 2004

Please mark, sign, date and return your proxy promptly, whether or not you plan to attend the special meeting.

Your Board of Directors unanimously recommends that you vote FOR approval of the merger agreement and the merger.

Questions and Answers About the Merger

Q:	What is this proxy statement-prospectus and why am I receiving it?

A:	This proxy statement-prospectus describes in detail the proposed merger between Cypress Bankshares, Inc. and Alabama National BanCorporation. Because you are a shareholder of Cypress Bankshares, you are being asked to vote on the merger agreement at a special shareholders meeting to be held on February 17, 2004. This proxy statement-prospectus should answer any questions you may have about the merger.

Q:	What will happen if the shareholders of Cypress Bankshares approve the merger agreement?

A:	If the Cypress Bankshares shareholders approve the merger agreement, then shortly following the special meeting, subject to certain regulatory approvals and satisfaction of conditions, Cypress Bankshares will merge with Alabama National BanCorporation. The combined company will operate under the name of Alabama National BanCorporation. For each share of Cypress Bankshares common stock that you own, you will be entitled to receive 0.6412 shares of common stock in Alabama National, subject to increase based on the average trading price of Alabama National common stock prior to the merger. If you so elect, you have the option to receive an amount in cash in lieu of stock, determined based on the average trading price of Alabama National common stock prior to the merger, subject to limitations on the aggregate amount of cash which Alabama National is obligated to pay. For a description of the possible increase in the exchange ratio of shares of Alabama National common stock to be received in exchange for your Cypress Bankshares common stock, refer to page 16. The procedure for electing cash, and the limitations on such election, are described in greater detail at page 17.

Q:	What will happen to Cypress Bank following the merger?

A:	Immediately following the merger of Cypress Bankshares into Alabama National, Cypress Bank will become a wholly owned subsidiary of Alabama National and will continue operating under the name Cypress Bank.

Q:	What should I do now?

A:	Send in your proxy card. After reviewing this document, indicate on your proxy card how you want to vote, and sign, date and mail it in the enclosed envelope addressed to Cypress Bankshares as soon as possible to ensure that your shares will be represented at the special meeting.

If you sign, date and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement and the merger. If you do not sign and send in your proxy, and if you do not attend and cast your vote in person at the special meeting, it will have the same effect as a vote against the merger.

Send in your election form if you want to receive cash for your shares. If you wish to receive cash instead of Alabama National common stock for any or all of your shares of Cypress Bankshares common stock, follow the instructions for making a cash election that we describe on pages 17 and 18 of this document and on the cash election form enclosed. Please note, however, that you may not be able to exchange all of your shares for cash even if you make a proper cash election, because the total amount of cash Alabama National is obligated to pay in the merger is limited.

Q:	If my shares are held in “street” name by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares of Cypress Bankshares common stock only if you provide your broker with instructions on how to vote. You should instruct your broker how to vote your shares by following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted on the merger. Please see the voting form provided by your broker for additional information regarding the voting of your shares.

Q:	Can I revoke my proxy and change my mind?

A:	Yes. You may revoke your proxy up to the time of the special meeting by taking any of the actions explained under “GENERAL INFORMATION—Proxies and Other Matters” on page 14 of this proxy statement-prospectus, including by giving a written notice of revocation, signing and delivering a new later-dated proxy, or by attending the special meeting and voting in person. If your shares are held in the name of your broker, you will need additional documentation to vote in person at the meeting.

Q:	Can I vote my shares in person?

A:	Yes. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card. If your shares are held in the name of your broker, you will need additional documentation to vote in person at the meeting.

Q:	Can I change or revoke my cash election once I have mailed my signed form of election?

A:	Yes. You can change or revoke your cash election in writing at any time prior to the election deadline of 5:00 p.m., Eastern Time, on February 16, 2004.

Q:	Should I send in my stock certificates now?

A:	No. Hold all of your stock certificates and send them in with the transmittal materials you will receive from the exchange agent after we complete the merger.

Q:	Whom can I call with questions?

A:	If you want additional copies of this document, or if you want to ask any questions about the merger, you should contact:

Bruce Page, Chief Executive Officer

or

James Weite, President

Cypress Bankshares, Inc.

21 Cypress Point Parkway

Palm Coast, Florida 32164

Telephone: (386) 445-9344

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SUMMARY

This summary highlights selected information from this proxy statement-prospectus. It may not contain all of the information that is important to you. You should carefully read this entire document and the other documents to which we refer. These will give you a more complete description of the transactions we are proposing. For more information about Alabama National, see “WHERE YOU CAN FIND MORE INFORMATION” (page 60). Each item in this summary refers to the pages where that subject is discussed more fully.

Parties to the Merger (Pages 55 and 56)

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

(205) 583-3600

Alabama National is a bank holding company headquartered in Birmingham, Alabama. Alabama National operates 69 locations through twelve bank subsidiaries in Alabama, Florida and Georgia. Through its subsidiary banks, Alabama National provides full banking services to individuals and small businesses. As of September 30, 2003, Alabama National had total assets of about $3.85 billion, total deposits of about $2.75 billion, and total shareholders’ equity of about $272.1 million.

Cypress Bankshares, Inc.

21 Cypress Point Parkway

Palm Coast, Florida 32164

(386) 445-9344

Cypress Bankshares, Inc. is a bank holding company, providing commercial banking services through its bank subsidiary, Cypress Bank, a Florida state bank headquartered in Palm Coast, Florida and operating through branch offices in Palm Coast and Flagler Beach, Florida. As of September 30, 2003, Cypress Bankshares had total assets of about $110.2 million, deposits of about $100.0 million and shareholders’ equity of about $8.4 million.

Shareholders Meeting to Approve Merger (Page 14)

We will hold the special meeting of Cypress Bankshares shareholders at 10:00 a.m. local time, on Tuesday, February 17, 2004, at the Grand Haven Village Center, 2000 Waterside Parkway, Palm Coast, Florida 32137. At this important meeting, we will ask Cypress Bankshares’ shareholders to (1) consider and vote upon approval of the merger agreement, and (2) act on any other matters that may properly be put to a vote at the Cypress Bankshares special meeting. You may vote at the Cypress Bankshares meeting if you owned Cypress Bankshares shares at the close of business on December 31, 2003. As of such date, there were 766,742 shares of Cypress Bankshares common stock issued and outstanding and entitled to be voted at the special meeting.

Approval of the Merger Agreement (Page 16)

Terms of the Merger (Page 16). The merger agreement is the document that governs the merger of Cypress Bankshares with Alabama National and the issuance of shares of Alabama National common stock and optional cash consideration to Cypress Bankshares’ shareholders in connection with the merger. We encourage you to read the merger agreement that is attached to this proxy statement-prospectus as Appendix A. The merger agreement provides for the merger of Cypress Bankshares with Alabama National. The surviving entity following the merger will be Alabama National. Cypress Bank will become a wholly owned subsidiary of Alabama National upon consummation of the merger.

Merger Consideration (Page 16). The merger agreement provides that Cypress Bankshares shareholders who do not exercise their appraisal rights will receive for each share of Cypress Bankshares common stock either (1) 0.6412 shares of Alabama National common stock or (2) optional cash in lieu of Alabama National common stock, subject to certain limitations. These two options are described in more detail below.

Stock Consideration (Page 16).

Absent a cash election, each share of Cypress Bankshares common stock issued and outstanding at the effective time of the merger will be converted into and exchanged for 0.6412 shares of Alabama National common stock (the “Exchange Ratio”). The Exchange Ratio may be increased, however, depending upon the average trading price of Alabama National common stock prior to the Merger, as described below.

The price per share of Alabama National’s common stock fluctuates from day-to-day. On the fifth business day prior to the effective time of the merger, an “average price” of Alabama National’s stock price will be calculated based on the averages of the high and low sales prices of Alabama National’s common stock reported on the Nasdaq Stock Market for the previous ten business days. If the “average price” is equal to or less than $48.00, then the Exchange Ratio will be increased as follows:

Average Price	Adjusted Exchange Ratio
Equal to or less than $48.00, and greater than $47.00	0.6447
Equal to or less than $47.00, and greater than $46.00	0.6482
Equal to or less than $46.00, and greater than $45.00	0.6517
Equal to or less than $45.00, and greater than $44.00	0.6552
Equal to or less than $44.00, and greater than $43.00	0.6587
Equal to or less than $43.00, and greater than $42.00	0.6622
Equal to or less than $42.00	0.6657

If the average price falls below $42.00 per share, the Cypress Bankshares board of directors has the option to terminate the merger agreement. Alabama National, however, may elect to cancel the termination by either (1) increasing the Exchange Ratio to an amount equal to the quotient of $27.96 divided by the average price, or (2) paying with respect to each share of Cypress Bankshares common stock additional cash consideration equal to the difference of (A) $27.96 minus (B) the product of the average price multiplied by 0.6657. For example, if the average price were $40.00, the Cypress Bankshares board of directors provided a notice of termination, and Alabama National elected to void such termination, Alabama National would be required to either increase the Exchange Ratio to at least 0.6990 (i.e., the quotient of $27.96 divided by $40.00) or make a cash payment of $1.33 (i.e., the difference in $27.96 and the product of $40.00 multiplied by 0.6657, or $26.63) for each share of Cypress Bankshares common stock.

Election to Receive Cash Consideration In Lieu of Common Stock (Page 17).

A shareholder may elect to receive cash instead of the shares of Alabama National common stock that he or she would otherwise receive in exchange for some or all of his or her shares of Cypress Bankshares common stock. Any such cash election must be made in accordance with the election procedures described in this proxy statement-prospectus. See “APPROVAL OF THE MERGER AGREEMENT—Procedures for Making a Cash Election” on page 17. The amount of cash that a Cypress Bankshares shareholder will receive under a cash election will be subject to the cash allocation procedures described below. In our discussion we may refer to the amount of cash to be received for each share of Cypress Bankshares common stock converted in connection with the cash election as the “per share cash election consideration.”

Shareholders who choose to receive cash consideration will receive an amount in cash for each share of Cypress Bankshares stock covered by the election equal to the product of (1) the “average price” of Alabama National common stock (calculated as described above) multiplied by (2) the Exchange Ratio.

Under the merger agreement, the maximum amount of cash consideration that Alabama National is required to pay in connection with the merger is 10% of the aggregate merger consideration. If the number of shareholders who elect to receive cash instead of shares of Alabama National common stock would cause the total amount of cash to be paid by Alabama National to exceed the maximum cash amount, Alabama National is permitted to allocate and proportionately reduce the cash elections made by Cypress Bankshares shareholders. Alternatively, Alabama National, in its discretion, may increase the amount of cash consideration to an amount not to exceed 25% of the aggregate merger consideration. Cypress Bankshares shareholders who elect, but do not receive, cash for all or a portion of their shares will automatically receive Alabama National common stock. See “APPROVAL OF THE MERGER AGREEMENT—Procedures for Making a Cash Election” on page 17.

Regulatory Approvals; Effective Time (Pages 35 and 21). We cannot complete the merger unless we obtain the approval of the Board of Governors of the Federal Reserve System and the Florida Department of Financial Services. As of December 30, 2003, all required regulatory approvals necessary for the merger had been obtained, subject to certain customary conditions.

The merger will become effective as of the date and at the time that the later of the following occurs:

(1) the articles of merger reflecting the merger are accepted for filing by the Secretary of State of Florida;

(2) the certificate of merger reflecting the merger is accepted for filing by the Secretary of State of Delaware; or

(3) such later date and time as agreed upon in writing by Alabama National and Cypress Bankshares and specified in the articles of merger and certificate of merger.

We will not file the articles of merger and the certificate of merger until all conditions contained in the merger agreement have been satisfied or waived.

Recommendation of Cypress Bankshares’ Board of Directors; Opinion of The Carson Medlin Company (Pages 15 and 24). Cypress Bankshares’ board of directors believes that the merger is fair to you and in your best interests, and recommends that you vote “FOR” the proposal to approve the merger and the merger agreement. In deciding to approve the merger, Cypress Bankshares’ board of directors considered, among other things, the opinion of The Carson Medlin Company, that, as of the date of the opinion, the consideration to be received by Cypress Bankshares’ shareholders, as provided for in the merger agreement, was fair from a financial point of view to Cypress Bankshares’ shareholders. We have attached as Appendix C the written opinion of Carson Medlin dated January 7, 2004. You should read it and the disclosure entitled “Opinion of The Carson Medlin Company” beginning on page 24 carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Carson Medlin in providing its opinion.

Votes Required (Page 14). In order to approve the merger agreement, Cypress Bankshares’ shareholders holding a majority of the outstanding shares of Cypress Bankshares common stock must vote for the merger agreement. The directors of Cypress Bankshares beneficially owned, as of December 31, 2003, a total of 207,704 shares (27.1%) of Cypress Bankshares outstanding common stock. Each member of the board of directors of Cypress Bankshares has agreed, subject to certain conditions, to vote his or her shares of Cypress Bankshares common stock in favor of the merger agreement.

Surrender of Certificates (Page 18). Following the merger, holders of Cypress Bankshares stock certificates will need to exchange their certificates for new certificates of Alabama National common stock, or, if properly elected, for per share cash election consideration. Shortly after we complete the merger, Alabama National will send Cypress Bankshares’ shareholders detailed instructions on how to exchange their shares. Please do not send us any stock certificates until you receive these instructions.

Conditions to Consummation of the Merger (Page 33). The completion of the merger depends on meeting a number of conditions, including the following: (1) Cypress Bankshares’ shareholders must approve the merger agreement, (2) we must receive all required regulatory approvals and any waiting periods required by law must have passed, (3) we must receive consents of third parties necessary to the consummation of the merger, and (4) we must receive certain opinions of counsel.

Effect on Certain Employee Benefit Plans of Cypress Bankshares (Page 32).

401(k) Plan. Cypress Bank currently participates in a multi-employer 401(k) plan. Cypress Bank will cease to participate in this plan prior to the merger, and Alabama National will offer each eligible employee of Cypress Bankshares the opportunity to enroll in Alabama National’s 401(k) plan.

Treatment of Cypress Bankshares Stock Options. At the time we complete the merger, all outstanding stock options granted by Cypress Bankshares under its stock option plans will be converted automatically into options to purchase Alabama National common stock. Alabama National will assume these options subject to their existing terms, including any acceleration in vesting that will occur as a consequence of the merger. The number of shares of Alabama National common stock that may be purchased upon exercise of each assumed option will be calculated according to an option exchange ratio established by the merger agreement.

Federal Income Tax Consequences (Page 40). We expect that you will not recognize gain for U.S. federal income tax purposes in the merger when you exchange all of your shares of Cypress Bankshares common stock for shares of Alabama National common stock, except in connection with any cash received instead of fractional shares. If you receive cash for all or part of your shares of Cypress Bankshares common stock by invoking a cash election, or if you receive all cash through the exercise of appraisal rights, you generally will recognize gain or loss measured by the difference between the amount of cash received and your adjusted basis in the Cypress Bankshares common stock surrendered. Cypress Bankshares and Alabama National have received a legal opinion that this will be the case. This legal opinion is filed as an exhibit to the Registration Statement of which this proxy statement-prospectus forms a part.

This tax treatment may not apply to some Cypress Bankshares shareholders. Determining the actual tax consequences of the merger to you as an individual taxpayer can be complicated. The tax treatment will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the tax consequences of this merger to you.

Management and Operations after the Merger (Page 38). Following the merger, the combined company will operate under the name Alabama National BanCorporation, and Cypress Bank will become a subsidiary of Alabama National. The Board of Directors of Cypress Bank will consist of 10 of the current directors of Cypress Bank plus one or more officers of Alabama National. Following the merger, Bruce Page will continue to serve as Chief Executive Officer of Cypress Bank, and James Weite will continue to serve as President of Cypress Bank. All current Alabama National officers and directors will continue to serve in their current positions after the completion of the merger.

Interests of Certain Persons in the Merger that are Different from Yours (Page 38). Certain directors and officers of Cypress Bankshares have interests in the merger that are different from your interests. Certain officers and directors of Cypress Bank will continue to serve as officers and directors of Cypress Bank following the merger. In addition, Bruce Page, Chief Executive Officer and James Weite, President of Cypress Bank, have signed new employment agreements with Cypress Bank to be effective upon the completion of the merger that will provide each of Mr. Page and Mr. Weite a salary of at least $145,000 per year for up to three years following the merger, plus the opportunity to earn annual bonuses.

In December 2003, each of Mr. Page and Mr. Weite received a one-time payment of $177,000 as consideration for signing his new employment agreement, which contains non-compete provisions. Alabama National has agreed to reimburse Cypress Bank for these payments if the merger agreement is terminated and Cypress Bankshares is not in breach. In such event, Mr. Page and Mr. Weite have agreed to reimburse Alabama National for such payments.

Furthermore, Thomas B. Hury, Chief Financial Officer, also will enter into a new employment agreement with Cypress Bank upon the completion of the merger that will provide him an annual salary of at least $91,000 for up to three years following the merger, plus the opportunity to earn annual bonuses. Upon the closing of the merger, Mr. Hury will receive a payment in the amount of $91,000 in connection with the termination of his current employment agreement with Cypress Bank.

In December 2003, each of Messrs. Page and Weite signed a termination letter with respect to his current employment agreement to be held in escrow pending the closing of the merger. At the time the termination letters were signed, each of Mr. Page and Mr. Weite received a payment in the amount of $177,000 that was paid in connection with the termination of his current employment agreement with Cypress Bank. Alabama National has agreed to reimburse Cypress Bank for these payments if the merger agreement is terminated and Cypress Bankshares is not in breach. In such event, Mr. Page and Mr. Weite have agreed to reimburse Alabama National for such payments.

Alabama National has also agreed to negotiate new employment agreements on mutually satisfactory terms with each of Patrick Kelly, Commercial Lender of Cypress Bank, and Mary Stetler, Vice President and Branch Manager of Cypress Bank.

In addition, the directors and officers of Cypress Bankshares hold stock options that will be converted at the time we complete the merger into options to purchase Alabama National common stock. These options will be subject to immediate vesting because of the merger.

Accounting Treatment (Page 41). The merger will be accounted for as a purchase by Alabama National of Cypress Bankshares under generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of completion of the merger, recorded at their respective fair values and added to those of the surviving company. To the extent the consideration paid exceeds the fair value of the net assets acquired, goodwill is recorded. Financial statements of the surviving company issued after consummation of the merger reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

Market Prices. The following table sets forth (1) the market value of Alabama National common stock, (2) the market value of Cypress Bankshares common stock and (3) the price to be paid for each share of Cypress Bankshares common stock on an equivalent per share basis determined as if the completion of the merger occurred on (A) October 14, 2003, the business day immediately preceding the announcement of the execution of the merger agreement and (B) January 6, 2004, the last day for which such information could be calculated prior to the printing and mailing of this proxy statement-prospectus:

	Alabama National Common Stock(1)	Cypress Bankshares Common Stock(2)	Equivalent Price Per Share of Cypress Bankshares(3)
October 14, 2003	$51.29	N/A	$32.89
January 6, 2004	$52.85	N/A	$33.89

(1)	Determined on an historical basis with reference to the last sales price as reported on the Nasdaq Stock Market for each particular date.
(2)	There is no established public trading market for the Cypress Bankshares common stock on which an historical market value could be based.
(3)	Determined on an equivalent price per share basis by multiplying the Alabama National market value on each particular date by the Exchange Ratio of 0.6412.

Resales of Alabama National Stock (Page 42). The shares of Alabama National common stock issued to Cypress Bankshares’ shareholders in the merger will be freely transferable under federal securities law, except for shares issued to any shareholder who may be deemed an “affiliate” of Cypress Bankshares for purposes of Rule 145 under the Securities Act (generally including directors, executive officers and beneficial owners of 10% of any class of capital stock). Affiliates will be subject to certain restrictions on resales of newly acquired Alabama National shares.

Waiver and Amendment; Termination (Page 37). Either Alabama National or Cypress Bankshares may waive or extend the time for performing the others’ obligations under the merger agreement. In addition, the boards of directors of each of Alabama National and Cypress Bankshares may mutually agree to amend the merger agreement. The merger agreement may be terminated at any time prior to completion of the merger by the agreement of Cypress Bankshares and Alabama National.

Either company can also terminate the merger agreement under the following circumstances:

(1)	if any government body whose approval is necessary to complete the merger makes a final decision not to approve the merger;

(2)	if we do not or cannot complete the merger by April 30, 2004;

(3)	if Cypress Bankshares’ shareholders do not approve the merger agreement;

(4)	if Cypress Bankshares or Alabama National, as the case may be, materially violates any of its representations, warranties or obligations under the merger agreement; or

(5)	if there is a material adverse change to the business of the other party.

Generally, the entity seeking to terminate the merger agreement cannot itself be in violation of the merger agreement so as to allow the other party to terminate the agreement.

Cypress Bankshares may terminate the merger agreement in certain circumstances if it decides to enter into a superior acquisition proposal with another potential business combination partner. In such event, Cypress Bankshares has agreed to pay Alabama National a termination fee of $1.0 million.

Alabama National may terminate the merger agreement if (1) the board of directors of Cypress Bankshares withdraws, adversely modifies or fails upon request to reconfirm its recommendation of the merger, (2) the board of directors of Cypress Bankshares recommends approval of another acquisition proposal to its shareholders, (3) the board of directors of Cypress Bankshares fails to call the special meeting of shareholders or (4) any person or entity becomes the beneficial owner of 50% or more of the outstanding shares of Cypress Bankshares common stock. In such event, Cypress Bankshares has agreed to pay Alabama National a termination fee of $1.0 million.

Alabama National also can terminate the merger agreement if holders of more than 5% of the outstanding Cypress Bankshares shares have properly asserted appraisal rights under Florida law.

In addition, Cypress Bankshares can terminate the merger agreement if the average of the high and low prices of Alabama National common stock quoted on the Nasdaq Stock Market during the ten day period ending on the fifth day prior to the closing of the merger is less than $42.00. In this event, however, Alabama National has the opportunity to void such termination by increasing the consideration payable to the Cypress Bankshares shareholders.

Effect of Merger on Rights of Shareholders (Page 49). As a Cypress Bankshares shareholder, your rights are currently governed by Cypress Bankshares’ Articles of Incorporation and Bylaws and by Florida law. Upon completion of the merger, if you do not elect to receive cash for your shares of Cypress Bankshares common stock (or if you elect cash consideration where the limitation on the maximum cash consideration payable in the merger is exceeded), you will automatically become an Alabama National shareholder. Your rights as an

Alabama National shareholder will be determined by Alabama National’s Restated Certificate of Incorporation and Bylaws and by the Delaware General Corporation Law. The rights of Alabama National’s shareholders differ from the rights of Cypress Bankshares’ shareholders in certain important respects.

Appraisal Rights (Page 19). As a Cypress Bankshares shareholder, you are entitled to assert appraisal rights in the merger and receive cash in respect of the fair value of your shares of Cypress Bankshares common stock. To do this, you must follow the procedures required by Florida law, including filing a notice with us prior to the vote on the merger and not voting in favor of the merger. The procedures to be followed by shareholders with respect to their appraisal rights are summarized under “APPROVAL OF THE MERGER AGREEMENT—Appraisal Rights” at page 19. A copy of Florida’s statutory provisions regarding appraisal rights is set forth in Appendix B to this proxy statement-prospectus. Failure to precisely follow such provisions will result in the loss of your appraisal rights.

The merger agreement may be terminated by Alabama National if the holders of more than 5% of the outstanding shares of Cypress Bankshares common stock properly assert their appraisal rights. Further, assertion of appraisal rights by holders of a significant number of shares of Cypress Bankshares common stock could cause the merger not to qualify as a tax-free reorganization for federal income tax purposes.

Alabama National Selected Consolidated Financial Data

The table on the following page presents selected consolidated financial data and ratios on an historical basis for Alabama National. This information is based on the consolidated financial statements of Alabama National that it has presented in its filings with the Securities and Exchange Commission and should be read in conjunction with the information in such consolidated financial statements.

ALABAMA NATIONAL BANCORPORATION SELECTED CONSOLIDATED FINANCIAL DATA (HISTORICAL)

(Amounts in thousands, except ratios and per share data)

	Nine Months Ended September 30,		Year ended December 31,
	2003	2002	2002	2001(1)	2000(1)	1999(1)	1998(1)
Income Statement Data:
Interest income	$132,612	$134,409	$178,147	$179,537	$171,222	$133,106	$121,713
Interest expense	44,154	49,567	65,313	90,393	90,987	62,307	59,064

Net interest income	88,458	84,842	112,834	89,144	80,235	70,799	62,649
Provision for loan and lease losses	3,911	4,726	7,956	3,946	2,506	2,107	1,796

Net interest income after provision for loan and lease losses	84,547	80,116	104,878	85,198	77,729	68,692	60,853
Net securities gains (losses)	43	35	35	246	(119)	196	187
Noninterest income	62,110	42,741	61,129	48,461	33,466	31,120	29,963
Noninterest expense	101,432	84,193	113,577	92,233	74,111	65,860	64,401

Income before income taxes	45,268	38,699	52,465	41,672	36,965	34,148	26,602
Provision for income taxes	14,977	12,269	16,735	13,232	11,421	10,817	8,504

Income before minority interest in earnings of consolidated subsidiary	30,291	26,430	35,730	28,440	25,544	23,331	18,098
Minority interest in earnings of consolidated subsidiary	21	22	28	25	26	25	23

Net income	$30,270	$26,408	$35,702	$28,415	$25,518	$23,306	$18,075

Balance Sheet Data:
Total assets	$3,852,941	$3,229,836	$3,316,168	$2,843,467	$2,358,285	$2,025,503	$1,751,724
Earning assets	3,465,292	2,910,247	3,034,980	2,612,806	2,140,562	1,811,312	1,563,967
Securities	823,526	627,607	700,333	567,688	386,059	353,923	333,898
Loans held for sale	37,744	48,835	51,030	36,554	5,226	8,615	19,047
Loans and leases, net of unearned income	2,548,353	2,170,400	2,191,394	1,964,169	1,710,810	1,403,489	1,147,100
Allowance for loan and lease losses	36,979	32,674	32,704	28,519	22,368	19,111	17,465
Deposits	2,752,516	2,270,032	2,330,395	2,066,759	1,807,095	1,529,251	1,345,017
Short-term debt	61,150	77,100	152,100	68,350	91,439	24,389	21,700
Long-term debt	315,040	189,074	240,065	209,631	83,926	124,005	32,328
Stockholders’ equity	272,139	228,585	234,492	207,886	171,604	146,280	138,515

Weighted Average Shares Outstanding— Diluted (2)	12,875	12,668	12,683	12,141	11,973	12,008	11,908

Per Common Share Data:
Net income—diluted	$2.35	$2.08	$2.81	$2.34	$2.13	$1.94	$1.52
Book value (period end)	21.23	18.48	18.95	16.84	14.56	12.40	11.83
Tangible book value (period end)	18.38	16.84	17.28	15.31	13.34	11.49	11.13
Dividends declared	0.855	0.75	1.00	0.92	0.84	0.72	0.60

Performance Ratios:
Return on average assets	1.14%	1.18%	1.18%	1.12%	1.17%	1.26%	1.09%
Return on average equity	16.07	16.07	16.01	15.40	16.29	16.11	13.57
Net interest margin (3)	3.63	4.15	4.07	3.83	4.03	4.23	4.28
Net interest margin (taxable equivalent) (3)	3.67	4.19	4.11	3.88	4.08	4.30	4.35

Asset Quality Ratios:
Allowance for loan and lease losses to period end loans (4)	1.45%	1.47%	1.49%	1.45%	1.31%	1.36%	1.52%
Allowance for loan and lease losses to period end nonperforming loans (5)	581.71	442.74	318.07	377.09	614.17	431.11	330.78
Net charge-offs to average loans and leases (4)	0.04	0.04	0.18	0.09	0.04	0.04	0.01
Nonperforming assets to period end loans and leases and foreclosed property (4)(5)	0.35	0.42	0.59	0.47	0.30	0.38	0.57

Capital and Liquidity Ratios:
Average equity to average assets	7.10%	7.37%	7.36%	7.28%	7.16%	7.80%	8.03%
Leverage (4.00% required minimum) (6)	7.58	7.19	7.52	7.61	6.83	7.23	7.51
Risk-based capital
Tier 1 (4.00% required minumum) (6)	10.35	9.41	10.00	9.92	8.86	9.46	10.18
Total (8.00% required minimum) (6)	11.59	10.66	11.26	11.17	10.11	10.70	11.43
Average loans and leases to average deposits	93.79	95.54	96.44	97.74	94.04	89.00	83.00

(1)	On January 31, 2001, Peoples State Bank of Groveland (“PSB”) merged with a newly formed subsidiary of Alabama National, whereby PSB became a wholly owned subsidiary of Alabama National. On December 31, 1998, Community Bank of Naples, N.A. (“Naples”) merged with and into a subsidiary of Alabama National. On October 2, 1998, Community Financial Corporation (“CFC”) merged with and into Alabama National. On May 29, 1998, Public Bank Corporation (“PBC”) merged with and into Alabama National. Because these mergers were accounted for as poolings of interest, the historical Five-Year Summary of Selected Financial Data for all periods have been restated to include the results of operations of PSB, Naples, CFC, and PBC from the earliest period presented, except for dividends per common share.
(2)	The weighted average common share and common equivalent shares outstanding are those of PSB, Naples, CFC and PBC converted into Alabama National common stock and common stock equivalents at the applicable exchange ratios.
(3)	Net interest income divided by average earning assets.
(4)	Does not include loans held for sale.
(5)	Nonperforming loans and nonperforming assets includes loans past due 90 days or more that are still accruing interest. It is Alabama National’s policy to place all loans on nonaccrual status when over ninety days past due.
(6)	Based upon fully phased-in requirements.

RISK FACTORS

In addition to the other information included in this proxy statement-prospectus, shareholders of Cypress Bankshares are urged to consider carefully the following factors in determining whether to approve the merger agreement:

Combining our two companies may be more difficult, costly or time-consuming than we expect.

Alabama National and Cypress Bankshares have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

Alabama National cannot guarantee that it will pay dividends to shareholders in the future.

The principal business operations of Alabama National are conducted through its subsidiary banks. Cash available to pay dividends to shareholders of Alabama National is derived primarily, if not entirely, from dividends paid by the banks. After the merger, the ability of the banks to pay dividends to Alabama National as well as Alabama National’s ability to pay dividends to its shareholders will continue to be subject to and limited by certain legal and regulatory restrictions. Further, any lenders making loans to Alabama National may impose financial covenants that may be more restrictive than regulatory requirements with respect to the payment of dividends by Alabama National. There can be no assurance of whether or when Alabama National may pay dividends after the merger.

There can be no assurance as to the value of the merger consideration Cypress Bankshares shareholders may receive.

The value of shares of Alabama National common stock fluctuates on a daily basis, and the number of shares, or amount of cash, which Cypress Bankshares shareholders who do not exercise their appraisal rights will receive in the merger is based on such fluctuating prices. There can be no assurance as to the value the shares of Alabama National common stock will have at the effective time of the merger, or the price at which they will trade after the effective time of the merger. There can be no assurance that the per share cash election consideration will, at the effective time of the merger, equal the value of the Alabama National common stock into which Cypress Bankshares shares are converted.

Alabama National and its subsidiary banks operate in a heavily regulated environment.

The banking industry is heavily regulated. Subsequent to the merger, Alabama National and its subsidiary banks will be subject, in certain respects, to regulation by the Federal Reserve, the Federal Depository Insurance Corporation, the Office of the Comptroller of the Currency, the Alabama State Banking Department, the Florida Department of Financial Services and the Georgia State Banking Department. The success of Alabama National depends not only on competitive factors but also on state and federal regulations affecting banks and bank holding companies. The regulations are primarily intended to protect depositors, not shareholders. The ultimate effect of recent and proposed changes to the regulation of the financial institution industry cannot be predicted. Regulations now affecting Alabama National and Cypress Bankshares may be modified at any time, and there is no assurance that such modification will not adversely affect the business of Alabama National and its subsidiary banks.

Changes in the policies of monetary authorities could adversely affect Alabama National’s profitability.

The results of operations of Alabama National and Cypress Bankshares are affected by credit policies of monetary authorities, particularly the Federal Reserve. The instruments of monetary policy employed by the Federal Reserve include open market operations in U.S. government securities, changes in the discount rate or the federal funds rate on bank borrowings and changes in reserve requirements against bank deposits. In view of changing conditions in the national economy and in the money markets, particularly in light of the September 11, 2001 terrorist attacks in New York City and Washington, D.C. and the current military operations in Iraq, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of Alabama National and Cypress Bankshares. Furthermore, the actions of the United States government and other governments in responding to such terrorist attacks or the military operations in Iraq may result in currency fluctuations, exchange controls, market disruption and other adverse effects.

Changes in the allowances for loan losses of Alabama National’s subsidiary banks could affect the profitability of those banks and Alabama National.

Management of each of Alabama National’s subsidiary banks and of Cypress Bank maintains an allowance for loan losses based upon, among other things, (1) historical experience, (2) an evaluation of local and national economic conditions, (3) regular reviews of delinquencies and loan portfolio quality, (4) current trends regarding the volume and severity of past due and problem loans, (5) the existence and effect of concentrations of credit and (6) results of regulatory examinations. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the respective loan portfolios. Although each of Alabama National and Cypress Bankshares believes that the allowance for loan losses at each of their companies is adequate, there can be no assurance that such allowances will prove sufficient to cover future losses. Future adjustments may be necessary if economic conditions differ or adverse developments arise with respect to non-performing or performing loans of Alabama National and Cypress Bankshares. Material additions to the allowance for loan losses of Alabama National and Cypress Bankshares would result in a material decrease in Alabama National’s net income, and possibly its capital, and could result in its inability to pay dividends, among other adverse consequences.

Certain directors and officers of Cypress Bankshares have interests in the transaction that differ from your interests.

Certain of the directors and officers of Cypress Bankshares (and certain of their family members and related interests) have personal interests in the merger that may present them with conflicts of interest in connection with the merger. The Boards of Directors of Alabama National and Cypress Bankshares are aware of this and have considered the personal interests disclosed in this proxy statement-prospectus in their evaluation of the merger. Reference should be made to “APPROVAL OF THE MERGER AGREEMENT—Background of and Reasons for the Merger” at page 21 and “APPROVAL OF THE MERGER AGREEMENT—Interests of Certain Persons in the Merger” at page 38, for a description of such potential conflicts of interest.

Changes in interest rates could have an adverse effect on Alabama National’s income.

Alabama National’s profitability depends to a significant extent upon its net interest income. Net interest income is the difference between interest income on interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Alabama National’s net interest income will be adversely affected if market interest rates change such that the interest Alabama National pays on deposits and borrowings increases faster than the interest earned on loans and investments. Changes in interest rates could also adversely affect the income of certain of Alabama National’s non-interest income businesses. For example, if mortgage interest rates increase, the demand for residential mortgage loans will likely decrease, and this would have an adverse effect on Alabama National’s mortgage origination fee income.

Competition in the banking industry is intense.

Competition in the banking and financial services industry is intense. In their primary market areas, Alabama National’s subsidiary banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies and brokerage and investment banking firms operating locally and elsewhere. Many of these competitors have substantially greater resources and lending limits than Alabama National’s subsidiary banks and may offer certain services that Alabama National’s subsidiary banks do not or cannot provide. The profitability of Alabama National depends upon its subsidiary banks’ continued ability to compete effectively in their market areas.

Alabama National’s success depends upon local economic conditions.

Alabama National’s success depends to a certain extent on the general economic conditions of the geographic markets served by Alabama National’s subsidiary banks in the states of Alabama, Georgia and Florida. The local economic conditions in these areas have a significant impact on Alabama National’s subsidiary banks’ commercial, real estate and construction loans, the ability of borrowers to repay these loans and the value of the collateral securing these loans. Adverse changes in the economic conditions of the southeastern United States in general or any one or more of these local markets could negatively impact the financial results of Alabama National’s banking operations and have a negative effect on its profitability.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

Alabama National and Cypress Bankshares make forward-looking statements in this document that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of the combined company after the merger. Also, when any of the words “believes,” “expects,” “anticipates” or similar expressions are used, forward-looking statements are being made. Many possible events or factors could affect the future financial results and performance of each of Alabama National and Cypress Bankshares and the combined company after the merger. This could cause results or performance to differ materially from those expressed in those forward-looking statements. You should consider these risks when you vote on the merger. These possible events or factors include the following:

1. Alabama National’s revenues after the merger are lower than expected, Alabama National’s merger-related charges are higher than it expects, the combined company loses more deposits, customers or business than we expect, or our operating costs and/or loan losses after the merger are greater than we expect;

2. competition among depository and other financial institutions increases significantly;

3. we have more trouble obtaining regulatory approvals for the merger than we expect;

4. we have more trouble integrating our businesses or retaining key personnel than we expect;

5. our cost savings from the merger are less than we expect, or we are unable to obtain those cost savings as soon as we expect;

6. changes in the interest rate environment reduce our margins or adversely affect our service business lines;

7. general economic or business conditions are worse than we expect;

8. legislative or regulatory changes, including changes in accounting standards, adversely affect our business;

9. technological changes and systems integration are harder to make or more expensive than we expect;

10. adverse changes occur in the securities markets;

11. the impact of terrorist activities on the national economy and money markets, particularly in light of the September 11, 2001 terrorist attacks in New York City and Washington, D.C.; or

12. the impact of the current military operations in Iraq.

GENERAL INFORMATION

Meeting, Record Date and Votes Required

A special meeting of the shareholders of Cypress Bankshares will be held at 10:00 a.m. local time, on Tuesday, February 17, 2004 (the “Special Meeting”), at the Grand Haven Village Center, 2000 Waterside Parkway, Palm Coast, Florida 32137. The purpose of the meeting is to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated October 14, 2003, between Cypress Bankshares and Alabama National (the “Merger Agreement”), which provides for, among other things, the merger of Cypress Bankshares with Alabama National (the “Merger”). Following the Merger, Cypress Bank will be a subsidiary of Alabama National. Only holders of record of Cypress Bankshares common stock at the close of business on December 31, 2003 (the “Record Date”), will be entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 766,742 shares of Cypress Bankshares common stock issued, outstanding and entitled to be voted. There were 322 Cypress Bankshares shareholders of record on the Record Date. Each share of Cypress Bankshares common stock will be entitled to one vote at the Special Meeting.

The presence, in person or by proxy, of holders of a majority of the issued and outstanding shares of Cypress Bankshares common stock entitled to vote at the Special Meeting is necessary to constitute a quorum at such meeting. A quorum must be present before a vote on the Merger can be taken at the Special Meeting. For these purposes, shares of Cypress Bankshares common stock that are present, or represented by proxy, at the Special Meeting will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on the Merger Agreement for any reason, including broker nonvotes. Generally, a broker who holds shares of Cypress Bankshares common stock in “street” name on behalf of a beneficial owner lacks authority to vote such shares in the absence of specific voting instructions from the beneficial owner.

Approval of the Merger Agreement on behalf of Cypress Bankshares, under Florida law, will require the affirmative vote of the holders of a majority of the outstanding shares of Cypress Bankshares common stock entitled to be voted thereon. Failures to return proxy cards, broker nonvotes and abstentions will not be counted as votes for or against the proposal to approve the Merger Agreement, and, as a result, such nonvotes will have the same effect as votes cast against the proposal.

Approval of any other matters that may be properly presented at the meeting will be determined by a majority of the votes cast.

In order to vote for the Merger Agreement, Cypress Bankshares’ shareholders must vote for its approval on the enclosed proxy or attend the Special Meeting and vote for these proposals. As of the Record Date, 207,704 shares of Cypress Bankshares common stock, or 27.1% of the total shares of Cypress Bankshares common stock outstanding, were beneficially owned and entitled to be voted by directors of Cypress Bankshares. These directors have entered into agreements with Alabama National whereby they have agreed to vote in favor of the Merger Agreement, subject to certain conditions.

Appraisal rights may be demanded by Cypress Bankshares’ shareholders who follow the procedures specified by Florida law. See “APPROVAL OF THE MERGER AGREEMENT—Appraisal Rights” on page 19.

Proxies and Other Matters

The enclosed Cypress Bankshares proxies are solicited on behalf of the Board of Directors of Cypress Bankshares for use in connection with the Special Meeting and any adjournment or adjournments thereof. Holders of Cypress Bankshares common stock are requested to complete, date and sign the accompanying proxy and return it promptly to Cypress Bankshares in the enclosed envelope. Cypress Bankshares’ shareholders should not forward any stock certificates with their proxies.

A Cypress Bankshares shareholder who has executed and delivered a proxy may revoke it at any time before such proxy is voted (a) by giving a later written proxy, (b) by giving written revocation to the Secretary of Cypress Bankshares, provided such later proxy or revocation is actually received by Cypress Bankshares before the vote of the shareholders, or (c) by voting in person at the Special Meeting. Any shareholder attending the Special Meeting may vote in person whether or not a proxy has been previously filed. Attendance at the Special Meeting will not, in itself, revoke a proxy. If your shares are held in the name of your broker, you will need additional documentation to vote in person at the Special Meeting. Please see the voting form provided by your recordholder for additional information regarding the voting of your shares.

The shares represented by all properly executed proxies received in time for the Special Meeting, unless said proxies are revoked, will be voted in accordance with the instructions therein. If instructions are not given, properly executed proxies received will be voted FOR approval of the Merger Agreement.

Cypress Bankshares will bear the costs of solicitation of proxies for the Special Meeting. Such solicitation will be made by mail but also may be made by telephone, facsimile or in person by the directors, officers and employees of Cypress Bankshares.

If a quorum is not obtained, or if fewer shares of Cypress Bankshares common stock are voted in favor of approval of the Merger Agreement than the number required for approval, it is expected that the Special Meeting will be postponed or adjourned for the purpose of allowing additional time for obtaining additional proxies or votes. At any subsequent reconvening of such Special Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have been effectively revoked), even though they might have been effectively voted on the same or any other matter at a previous meeting.

The management of Cypress Bankshares is not aware of any business to be acted upon at the Special Meeting other than the proposal to approve the Merger Agreement. If other matters are properly brought before the Special Meeting or any adjournment of such meeting, the enclosed proxy, if properly signed, dated and returned, will be voted in accordance with the recommendation of Cypress Bankshares’ management or, if there is no such recommendation, in the discretion of the individuals named as proxies therein.

Recommendation of Board of Directors

The Board of Directors of Cypress Bankshares unanimously recommends that the shareholders of Cypress Bankshares vote FOR the proposal to approve the Merger Agreement. See “APPROVAL OF THE MERGER AGREEMENT—Background of and Reasons for the Merger.”

APPROVAL OF THE MERGER AGREEMENT

The following information concerning the Merger is qualified in its entirety by reference to the Agreement and Plan of Merger, which is attached hereto as Appendix A and incorporated herein by reference (the “Merger Agreement”). The information contained herein with respect to the opinion of the financial advisor to Cypress Bankshares is qualified in its entirety by reference to the opinion of such financial advisor, which is attached hereto as Appendix C and incorporated herein by reference.

Terms of the Merger

At the date and time when the Merger becomes effective (the “Effective Time”), Cypress Bankshares will merge with Alabama National, and Alabama National will be the surviving corporation. After the merger, Cypress Bank will be a subsidiary of Alabama National. If the Merger is consummated, assuming no Cypress Bankshares shareholders elect to receive cash and assuming the Alabama National stock price used to determine the merger consideration is above $48.00 per share, Alabama National will issue 466,885 shares of its common stock, and approximately 3.51% of the shares of Alabama National common stock outstanding after the Merger will be beneficially owned by former Cypress Bankshares shareholders. This percentage reflects Alabama National’s current number of outstanding shares and does not reflect any share issuances by Alabama National prior to the Effective Time.

Merger Consideration

The Merger Agreement provides that Cypress Bankshares shareholders who do not exercise their appraisal rights will receive in exchange for each share of Cypress Bankshares common stock either (1) 0.6412 shares of Alabama National common stock or (2) cash as consideration, subject to certain limitations. These two options are described in more detail below.

Stock Consideration

Absent a cash election, each share of Cypress Bankshares common stock issued and outstanding at the Effective Time will be converted into and exchanged for 0.6412 shares of Alabama National common stock (the “Exchange Ratio”). The Exchange Ratio may be increased, however, depending upon the average trading price of Alabama National common stock prior to the Merger, as described below.

The price per share of Alabama National’s common stock fluctuates from day-to-day. On the fifth business day prior to the Effective Time, an “average price” of Alabama National’s stock price will be calculated based on the averages of the high and low sales prices of Alabama National’s common stock reported on the Nasdaq Stock Market for the previous ten business days. If the “average price” is equal to or less than $48.00, then the Exchange Ratio will be increased as follows:

Average Price	Adjusted Exchange Ratio
Equal to or less than $48.00, and greater than $47.00	0.6447
Equal to or less than $47.00, and greater than $46.00	0.6482
Equal to or less than $46.00, and greater than $45.00	0.6517
Equal to or less than $45.00, and greater than $44.00	0.6552
Equal to or less than $44.00, and greater than $43.00	0.6587
Equal to or less than $43.00, and greater than $42.00	0.6622
Equal to or less than $42.00	0.6657

If the average price falls below $42.00 per share, the Cypress Bankshares board of directors has the option to terminate the Merger Agreement. Alabama National, however, may elect to reverse any such termination by either (1) increasing the Exchange Ratio to an amount equal to the quotient of $27.96 divided by the average price, or (2) paying with respect to each share of Cypress Bankshares common stock additional cash consideration equal to the difference of (A) $27.96 minus (B) the product of the average price multiplied by

0.6657. For example, if the average price were $40.00, Cypress Bankshares board of directors provided a notice of termination, and Alabama National elected to void such termination, Alabama National would be required to either increase the Exchange Ratio to at least 0.6990 (i.e., the quotient of $27.96 divided by $40.00) or make a cash payment of $1.33 (i.e., the difference in $27.96 and the product of $40.00 multiplied by 0.6657, or $26.63) for each share of Cypress Bankshares common stock.

Election to Receive Cash Consideration in Lieu of Common Stock

Instead of receiving Alabama National common stock as described above, Cypress Bankshares shareholders may elect to receive cash consideration in exchange for their shares of Cypress Bankshares common stock, in accordance with the election procedures described below. Shareholders who choose to receive cash consideration will receive an amount in cash equal to the product of (1) the average price of Alabama National common stock calculated as described above multiplied by (2) the Exchange Ratio for each share of Cypress Bankshares common stock that is converted. Cypress Bankshares shareholders may make the cash election with respect to all or any portion of their shares of Cypress Bankshares common stock, subject to the cash allocation procedures described below. In our discussion we may refer to the amount of cash to be received for each share of Cypress Bankshares common stock converted in connection with the cash election as the “per share cash election consideration.”

Alabama National will be required to pay cash consideration to Cypress Bankshares shareholders who elect to receive cash consideration. The maximum amount of cash consideration that Alabama National is required to pay in connection with the Merger, however, cannot exceed 10% of the aggregate merger consideration. Therefore, if the number of shareholders who elect to receive cash instead of shares of Alabama National common stock would cause the total amount of cash to be paid by Alabama National to exceed the maximum cash amount, Alabama National is permitted to allocate and proportionately reduce the cash elections made by Cypress Bankshares shareholders as described below. Alternatively, Alabama National, in its discretion, may increase the amount of cash consideration to an amount not to exceed 25% of the aggregate merger consideration. See “—Procedures for Making a Cash Election”.

No assurance can be given that the current fair market value of Alabama National common stock will be equivalent to the fair market value of Alabama National common stock on the date that stock is received by a Cypress Bankshares shareholder or at any other time. The fair market value of Alabama National common stock received by a Cypress Bankshares shareholder may be greater or less than the current fair market value of Alabama National common stock due to numerous market factors.

If Cypress Bankshares changes the number of shares of Cypress Bankshares common stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or otherwise, the Exchange Ratio will be proportionately adjusted. If Alabama National changes the number of shares of Alabama National common stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization, appropriate adjustments will be made in the consideration payable to the Cypress Bankshares shareholders.

Procedures for Making a Cash Election

An election form is being delivered with this proxy statement-prospectus to each holder of record of Cypress Bankshares common stock. Each election form permits a holder (or the beneficial owner through appropriate and customary documentation and instructions) of Cypress Bankshares common stock to elect to receive cash with respect to all or a portion of such holder’s Cypress Bankshares common stock, subject to the limitation of the maximum cash amount of 10% of the aggregate merger consideration (the “maximum cash amount”). If your shares of Cypress Bankshares common stock are held in the name of a bank or broker or other nominee, you must make your cash election through your recordholder.

Any shares of Cypress Bankshares common stock with respect to which the holder has not made a valid cash election on or before 5:00 p.m. Eastern Time on February 16, 2004, the election deadline, will be converted at the Effective Time into shares of Alabama National common stock based on the Exchange Ratio.

A cash election will be properly made only if SunTrust Bank, acting in its capacity as exchange agent for Alabama National (the “Exchange Agent”) receives a properly completed election form by the election deadline. Any election form may be revoked or changed by the person submitting such election form at or prior to the election deadline. If an election form is revoked and a replacement election form is not submitted prior to the election deadline, the shares of Cypress Bankshares common stock represented by such election form will be treated like other shares of Cypress Bankshares common stock with respect to which no cash election has been made. Subject to the terms of the Merger Agreement and of the election form, the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the Exchange Agent regarding such matters will be binding and conclusive. Neither Alabama National nor the Exchange Agent will be under any obligation to notify any person of any defect in an election form.

If you wish to receive cash for any or all of your shares of Cypress Bankshares common stock, the Exchange Agent must RECEIVE your election form prior to the election deadline. Please do not send in your stock certificates with your cash election form.

Within five business days after the election deadline, unless the Merger has not been completed, in which case as soon as practicable after the Merger is completed, Alabama National will cause the Exchange Agent to allocate the right to receive cash consideration among the holders of Cypress Bankshares common stock in accordance with the election forms as follows:

•	If the amount of cash that would be paid upon conversion in the Merger of Cypress Bankshares common stock covered by a cash election, is less than or equal to the maximum cash amount, then:

(1)	all shares of Cypress Bankshares common stock with respect to which shareholders have elected to receive cash will be converted into the right to receive the per share cash election consideration; and

(2)	all other shares of Cypress Bankshares common stock will be converted into the right to receive the shares of Alabama National common stock based on the Exchange Ratio.

•	If the amount of cash that would be paid upon conversion in the Merger of Cypress Bankshares common stock covered by a cash election, is greater than the maximum cash amount, then:

(1)	the number of shares electing to receive cash will be automatically reduced on a pro rata basis, based on the total number of shares electing to receive cash, so that the amount of cash that will be issued in the Merger equals as closely as practicable the maximum cash amount;

(2)	all shares of Cypress Bankshares common stock with respect to which shareholders have elected to receive cash remaining after the adjustment described in paragraph (1) above will be converted into the right to receive the per share cash election consideration;

(3)	the shares of Cypress Bankshares common stock that would have received cash, but for the adjustment described in paragraph (1) above will be converted into the right to receive shares of Alabama National common stock based on the Exchange Ratio; and

(4)	all shares with respect to which no election to receive cash was made will be converted into the right to receive shares of Alabama National common stock based on the Exchange Ratio.

Surrender of Certificates

Promptly after the Effective Time, the Exchange Agent will mail to each former holder of record of Cypress Bankshares common stock a form letter of transmittal, together with instructions and a return mailing envelope (collectively, the “Exchange Materials”), for the exchange of such holders’ Cypress Bankshares common stock certificates for either certificates representing shares of Alabama National common stock and cash payable in lieu of fractional shares or cash in respect of accepted cash elections. You should not send in your certificates until you receive the Exchange Materials from the Exchange Agent.

Upon receipt of the Exchange Materials, former holders of Cypress Bankshares common stock should complete the letter of transmittal in accordance with the instructions and mail the letter of transmittal together with all stock certificates representing shares of Cypress Bankshares common stock to the Exchange Agent in the return envelope provided. Upon receipt of the certificates and related documentation, Alabama National will issue, and the Exchange Agent will mail, to such holder of Cypress Bankshares common stock a certificate representing the number of shares of Alabama National common stock to which such holder is entitled, and/or a check in the amount of cash payable to such shareholder and any cash payment in lieu of fractional shares of Alabama National common stock, all as described in the Merger Agreement. No certificates of Alabama National common stock and no cash payment will be delivered to a holder of Cypress Bankshares common stock unless and until such holder has delivered to the Exchange Agent certificates representing the shares of Cypress Bankshares common stock owned by such holder and in respect of which such holder claims payment is due, or such documentation and security in respect of lost or stolen certificates as may be required by the Exchange Agent.

After the Effective Time, a former shareholder of record of Cypress Bankshares will be entitled to vote at any meeting of Alabama National shareholders the number of whole shares of Alabama National common stock into which such holder’s shares of Cypress Bankshares common stock are converted, regardless of whether such holder has exchanged his or her certificates representing Cypress Bankshares common stock for certificates representing Alabama National common stock.

Beginning six months after the Effective Time, no dividend or other distribution payable after the Effective Time with respect to Alabama National common stock issued to replace Cypress Bankshares common stock will be paid to the holder of an unsurrendered Cypress Bankshares common stock certificate until the holder surrenders such certificate, at which time such holder will be entitled to receive all previously withheld dividends and distributions, without interest.

After the Effective Time, there will be no transfers on Cypress Bankshares’ stock transfer books of shares of Cypress Bankshares common stock issued and outstanding at the Effective Time. If certificates representing shares of Cypress Bankshares common stock are presented for transfer after the Effective Time, they will be returned to the presenter together with a form of letter of transmittal and exchange instructions.

Neither Alabama National nor the Exchange Agent will be liable to a holder of Cypress Bankshares common stock for any amounts paid or properly delivered in good faith to a public official under any applicable abandoned property law.

No fractional shares of Alabama National common stock will be issued in respect of Cypress Bankshares common stock, and cash will be paid by Alabama National in lieu of issuance of such fractional shares. The amount paid in lieu of fractional shares will be calculated by multiplying such fractional part of a share of Alabama National common stock by the “average price” of Alabama National common stock as described above. No holder of Cypress Bankshares common stock who would otherwise have been entitled to a fractional share of Alabama National common stock will be entitled to dividends, voting rights or any right as holder with respect to such fractional shares.

Appraisal Rights

Under Florida law, each shareholder of Cypress Bankshares entitled to vote on the Merger who complies with the procedures set forth in Section 607.1301 to 607.1333 of the Florida Business Corporation Act (the “FBCA”) relating to appraisal rights is entitled to receive in cash the fair value of his or her shares of Cypress Bankshares common stock. A Cypress Bankshares shareholder must comply strictly with the procedures set forth in Florida law relating to appraisal rights. Failure to follow any such procedures will result in a termination or waiver of his or her appraisal rights.

To perfect appraisal rights, a holder of Cypress Bankshares common stock must not vote in favor of the Merger Agreement and must provide written notice to Cypress Bankshares before the vote is taken at the Special Meeting indicating that such shareholder intends to demand payment if the Merger is effectuated. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to Cypress Bankshares, Inc., 21 Cypress Point Parkway, Palm Coast, Florida 32164, Attention: Secretary. All such notices must be signed in the same manner as the shares are registered on the books of Cypress Bankshares. If a shareholder has not provided written notice of intent to demand fair value before the vote is taken at the Special Meeting, the shareholder will be deemed to have waived his or her appraisal rights.

Within 10 days after the date the Merger becomes effective, Alabama National, as successor to Cypress Bankshares in the Merger, will provide each former Cypress Bankshares shareholder who has properly provided a notice of intent to demand payment of fair value a written appraisal notice and form, which will indicate Alabama National’s estimate of the fair value of Cypress Bankshares common stock, as well as a copy of Cypress Bankshares’s financial statements and a copy of sections 607.1301-1607.1333 of the FBCA.

A shareholder asserting appraisal rights must execute and return the form to Cypress Bankshares and deposit the shareholder’s certificates in accordance with the terms of the notice, before the date specified in the appraisal notice, which will not be fewer than 40 or more than 60 days after the appraisal notice and form were sent to the shareholder. A shareholder who deposits shares in accordance with the assertion of appraisal rights has no further rights as a shareholder, but only has the right to receive “fair value” for the shares in accordance with the appraisal procedures, unless the appraisal demand is withdrawn.

A shareholder who does not execute and return the form and deposit his or her certificates by the date set forth in the appraisal notice, will no longer be entitled to appraisal rights, will be bound by the terms of the Merger Agreement, and will receive shares of Alabama National common stock. A shareholder who complies with the requirements and wishes to withdraw from the appraisal process may do so by notifying Alabama National in writing before the date set forth in the appraisal notice as the due date to execute and return the form. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without Alabama National’s written consent.

A shareholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record shareholder may assert appraisal rights as to fewer than all of the shares registered in the record shareholder’s name but which are owned by a beneficial shareholder, if the record shareholder objects with respect to all shares owned by the beneficial shareholder. A record shareholder must notify Cypress Bankshares in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. A beneficial shareholder may assert appraisal rights as to any shares held on behalf of the shareholder only if the shareholder submits to Cypress Bankshares the record shareholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial shareholder.

If a shareholder timely accepts the offer to pay the fair value of the shares as set forth in the appraisal notice, payment will be made within 90 days after Alabama National receives the form from the shareholder. A shareholder who is dissatisfied with the offer must include in his or her returned form a demand for payment of that shareholder’s estimate of the fair value of the shares plus interest, otherwise the shareholder will be entitled to payment of only the amount offered. Interest is to be calculated at the interest rate on judgments in Florida on the effective date of the Merger. Once Alabama National has made payment of an agreed upon value, the shareholders will cease to have any interest in the shares.

Currently, because of an inadvertent error by the Florida legislature during the 2003 revision of the appraisal rights law, the FBCA is silent as to what would happen during the appraisal process if Alabama National and the dissenting shareholder are unable to agree on the fair value of the shares. Although there is no official guidance as to what actions to take in such situation, it is likely that a Florida court would continue to apply the provisions of the former Section 607.1320 of the FBCA. Under this former provision, Alabama National would be required to file an appraisal action in a court of competent jurisdiction in the county in which Cypress Bankshares maintained its registered office, requesting that the fair value of the shares of Cypress Bankshares common stock be determined. If Alabama National fails to file such proceedings, any dissenting shareholder may do so in the name of Cypress Bankshares. All dissenting shareholders, except for those that have agreed upon a value with Alabama National, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. Alabama National shall pay each dissenting shareholder the amount found to be due within ten (10) days after final determination of the proceedings. Upon payment of such judgment, the dissenting shareholder will cease to have any interest with respect to his or her Cypress Bankshares shares.

The court in any appraisal proceeding will determine the cost and expense of any appraisal proceeding and such costs and expenses will be assessed against Alabama National. However, all or any part of such cost and expense may be apportioned and assessed against all or some of the dissenting shareholders, in such amount as the court deems equitable, if the court determines that such shareholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court may also assess the fees and expenses of counsel and experts for the respective parties in the amounts the court finds equitable against Alabama National if the court finds that Alabama National did not substantially comply with its requirements under Sections 607.1320 and 607.1322 of the FBCA, or, against any party which the court finds acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights provided by the FBCA. In the event Alabama National fails to make any required payments, the shareholders may sue directly for the amount owed, and to the extent successful, will be entitled to recover all costs and expenses of the suit, including attorney’s fees.

The foregoing does not purport to be a complete statement of the provisions of the FBCA relating to statutory appraisal rights and is qualified in its entirety by reference to the appraisal rights provisions, which are reproduced in full in Appendix B to this proxy statement-prospectus and which are incorporated herein by reference.

Effective Time

Articles of Merger will be filed with the Secretary of State of Florida and a Certificate of Merger will be filed with the Delaware Secretary of State as soon as practicable after all conditions contained in the Merger Agreement have been satisfied or lawfully waived, including receipt of all regulatory approvals, and expiration of all statutory waiting periods, and the approval of the Merger Agreement by the shareholders of Cypress Bankshares. The Effective Time of the Merger will be the later of the time the Articles of Merger are accepted for filing by the Secretary of State of Florida and the Certificate of Merger is accepted for filing the Secretary of State of Delaware (or such later time as the parties may agree).

Background of and Reasons for the Merger.

Background of the Merger. In July 2003, Bruce Page, Chief Executive Officer of Cypress Bankshares, and Jim Weite, President of Cypress Bankshares, met with John Holcomb, Chairman and Chief Executive Officer of Alabama National, and a representative of Alabama National’s investment services division. The Alabama National representatives inquired as to Cypress Bankshares’ interest in discussing a possible merger transaction. Alabama National had some familiarity with Cypress Bankshares’ operations, since Alabama National provided bond investment and correspondent banking services to Cypress Bankshares. On August 12, 2003, Messrs. Page, Weite, Holcomb and a representative of Alabama National’s investment services division, together with Thomas Gibbs (lead director of Cypress Bankshares), met to further discuss Alabama National’s interest in pursuing a merger transaction with Cypress Bankshares. The parties discussed Alabama National’s history, acquisition strategy, past performance, approach to merger transactions, and additional background information. On August 14, 2003, Messrs. Page, Weite and Gibbs reviewed for the Cypress Bankshares board of directors the prior discussions with the Alabama National representatives. The Cypress Bankshares board of directors requested that Messrs. Page and Weite arrange a meeting between the board and Alabama National representatives.

On August 20, 2003, Mr. Holcomb and other Alabama National management made a presentation at a meeting of the board of directors of Alabama National regarding a proposed acquisition of Cypress Bankshares.

After discussion and deliberation of the proposal, the board of directors approved a resolution to acquire Cypress Bankshares within certain pricing parameters, subject to a satisfactory due diligence review, the negotiation of an acceptable merger agreement and certain other conditions.

On August 22, 2003, the Cypress Bankshares board of directors traveled to Alabama National’s headquarters in Birmingham, Alabama to discuss further Alabama National’s interest in pursuing a transaction with Cypress Bankshares. On the same day, the parties signed a confidentiality agreement. The parties discussed information relating to Alabama National and Cypress Bankshares. On August 26, 2003, at a special meeting of the Cypress Bankshares board of directors, Mr. Holcomb and the board discussed and reviewed certain information regarding Alabama National, Cypress Bankshares and the terms of a proposed transaction. The parties also discussed the process for due diligence review, Alabama National’s acquisition strategy, merger consideration parameters, executive officer employment agreements, and other issues. After Mr. Holcomb left the meeting, the directors had additional discussions regarding a possible transaction. The directors concluded that the possible acquisition of Cypress Bankshares by Alabama National may present a strong opportunity for Cypress Bankshares shareholders, and authorized Messrs. Page, Weite and Gibbs to continue discussions with Alabama National, authorized Alabama National to conduct a due diligence review of Cypress Bankshares, and authorized management to engage counsel and The Carson Medlin Company to assist the board in connection with a possible merger transaction.

During the last week of August, Alabama National conducted a due diligence review of Cypress Bankshares. During the first two weeks of September, representatives of Alabama National and Cypress Bankshares reviewed, discussed and negotiated the terms of the Merger Agreement. On September 18, 2003, the Cypress Bankshares board of directors reviewed the terms of the Merger Agreement. Counsel reviewed for the directors the terms of the Merger Agreement, and a representative of Carson Medlin provided information relating to recent bank merger and acquisition transactions, and additional information relating to a possible transaction between Cypress Bankshares and Alabama National. The directors discussed additional issues that still required resolution prior to entering into a Merger Agreement and authorized the Cypress Bankshares representatives to continue discussions with the Alabama National representatives. During the ensuing several weeks, the parties had additional discussions regarding a possible merger transaction.

On October 14, 2003, at a special meeting of the board of directors, legal counsel reviewed generally for Cypress Bankshares directors the fiduciary obligations of directors in sales of financial institutions and also reviewed the Merger Agreement, the voting agreement to be entered into between Cypress Bankshares directors and Alabama National, and related issues. At the meeting, a representative of Carson Medlin rendered an oral opinion that the consideration to be received by Cypress Bankshares’ shareholders, as provided for in the merger agreement presented to the board, was fair from a financial point of view, to the shareholders of Cypress Bankshares. At the meeting, a representative of Cypress Bankshares’ independent accounting firm reviewed certain accounting and tax issues relating to the merger. Cypress Bankshares’s board then unanimously approved the Merger Agreement and the transactions contemplated thereby. Cypress Bankshares’s management also was authorized to sign the Merger Agreement, which was signed by Alabama National and Cypress Bankshares effective October 14, 2003.

Alabama National’s Reasons for the Merger. In approving the Merger Agreement and the Merger, the Alabama National board of directors considered a number of factors concerning the benefits of the Merger. Without assigning any relative or specific weights to the factors, the Alabama National board of directors considered the following material factors:

(a)	the information presented to the directors by the management of Alabama National concerning the business, operations, earnings, asset quality and financial condition of Cypress Bankshares, including the composition of the earning assets portfolio of Cypress Bankshares;

(b)	the financial terms of the Merger, including the relationship of the value of the consideration issuable in the Merger to the market value, tangible book value and earnings per share of Cypress Bankshares;

(c)	the non-financial terms of the Merger, including the treatment of the Merger as a tax-free reorganization under Section 368(a) of the Internal Revenue Code;

(d)	the likelihood of the Merger being approved by applicable regulatory authorities without undue conditions or delay;

(e)	the opportunity for increasing the noninterest income of the operations of Cypress Bankshares and the ability of the operations of Cypress Bankshares after the Effective Time to contribute to the earnings of Alabama National;

(f)	the attractiveness of the Cypress Bankshares franchise, the management team of Cypress Bankshares, the market position of Cypress Bankshares in the markets in which it operates, and the compatibility of the franchise of Cypress Bankshares in Palm Coast, Florida with the operations of Alabama National in its market areas; and

(g)	the compatibility of the management philosophies and community banking orientation of the operation of Cypress Bankshares to that of Alabama National and the subsidiary banks of Alabama National.

Cypress Bankshares’ Reasons for the Merger. In approving the Merger Agreement and the Merger, the board of directors of Cypress Bankshares considered a number of factors and criteria regarding the potential benefits of the Merger. Without assigning relative or specific weights to those factors, the Cypress Bankshares board of directors considered the following material factors:

(a)	the financial terms of the Merger, including, among other things, the opinion of The Carson Medlin Company as to the fairness of the consideration to be received by Cypress Bankshares shareholders, as provided in the Merger Agreement, from a financial point of view, to the shareholders of Cypress Bankshares;

(b)	the fact that Alabama National common stock has a more liquid trading market than Cypress Bankshares common stock and that historically Alabama National has paid cash dividends on its shares, as compared to Cypress Bankshares, which has not paid any dividends;

(c)	a comparison of Cypress Bankshares as an independent entity and combined with Alabama National after the Merger, particularly as to shareholder value, including, among other things, a consideration of the benefits that could reasonably be expected to accrue to Cypress Bankshares shareholders from the Merger;

(d)	certain financial and other information concerning Alabama National, including, among other things, information with respect to the business, operations, condition and future prospects of Alabama National;

(e)	the non-financial terms and structure of the Merger, in particular, the fact that the Merger qualifies as a tax-free reorganization for Cypress Bankshares shareholders except to the extent of any cash received by Cypress Bankshares shareholders;

(f)	the likelihood of the Merger being approved by the appropriate regulatory authorities without undue conditions or delay;

(g)	the limited adverse impact, generally, of the Merger on the various constituencies served by Cypress Bankshares, including its employees, customers and the community; and

(h)	the compatibility of management and the business philosophies of Cypress Bankshares and Alabama National.

The Cypress Bankshares board of directors recommends that Cypress Bankshares shareholders vote FOR the approval of the Merger Agreement.

Opinion of The Carson Medlin Company

Cypress Bankshares engaged The Carson Medlin Company (“Carson Medlin”) to serve as its financial adviser and to render its opinion to the shareholders of Cypress Bankshares as to the fairness, from a financial point of view, of the consideration provided for in the Merger Agreement. Cypress Bankshares selected Carson Medlin as its financial adviser on the basis of its experience in advising community banks in similar transactions. Carson Medlin is an investment banking firm which specializes in the securities of financial institutions located in the southeastern and western United States. As part of its investment banking activities, Carson Medlin is regularly engaged in the valuation of financial institutions and transactions relating to their securities, including mergers and acquisitions. Neither Carson Medlin nor any of its affiliates has a material relationship with Cypress Bankshares or Alabama National or any material financial interest in Cypress Bankshares or Alabama National.

Carson Medlin provided analysis to Cypress Bankshares’ board of directors at a meeting held on September 18, 2003 during which the terms of the transaction were discussed. Carson Medlin also provided analysis to Cypress Bankshares’ board of directors at a meeting held on October 14, 2003 during which the Merger Agreement was approved. At that meeting, Carson Medlin delivered its verbal opinion to the effect that the consideration provided for in the Merger Agreement is fair, from a financial point of view, to the shareholders of Cypress Bankshares. Carson Medlin issued its written opinion on October 15, 2003. Carson Medlin subsequently reconfirmed its October 15, 2003 written opinion by issuing a second written opinion dated as of January 7, 2004, the most recent practicable date prior to the printing of this proxy statement-prospectus and a copy of which is attached as Appendix C.

You should consider the following when reading the discussion of the Carson Medlin opinion in this document:

•	The summary of the opinion of Carson Medlin set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion that is attached as Appendix C to this document. You should read the opinion in its entirety for a full discussion of the procedures followed, assumptions made, matters considered and qualification and limitation on the review undertaken by Carson Medlin in connection with its opinion.

•	Carson Medlin’s opinion does not address the merits of the Merger relative to other business strategies, whether or not considered by Cypress Bankshares’ board, nor does it address the decision by Cypress Bankshares’ board to proceed with the Merger.

•	Carson Medlin’s opinion to Cypress Bankshares’ board of directors rendered in connection with the Merger does not constitute a recommendation to any Cypress Bankshares shareholder as to how he or she should vote at the special meeting.

No limitations were imposed by Cypress Bankshares’ board of directors or its management upon Carson Medlin with respect to the investigations made or the procedures followed by Carson Medlin in rendering its opinion.

The preparation of a financial fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is therefore not readily susceptible to partial analysis or summary description. In connection with rendering its opinion, Carson Medlin performed a variety of financial analyses. Carson Medlin believes that its analyses must be considered together as a whole and that selecting portions of its analyses and the facts considered in its analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Carson Medlin’s opinion. Except as described below, none of the analyses performed by Carson Medlin was assigned a greater significance by Carson Medlin than any other. The relative importance or weight given to these analyses by Carson Medlin is not necessarily reflected by the order of presentation of the analyses herein (and the corresponding results). The summaries of financial analyses include information presented in tabular format. The tables, which alone do not constitute a complete description of the financial analyses, should be read together with the summaries of the financial analyses, including the methodologies and assumptions underlying the analyses.

In performing its analyses, Carson Medlin made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Cypress Bankshares and Alabama National and may not be realized. Any estimates contained in Carson Medlin’s analyses are not necessarily predictive of future results or actual values, which may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold, therefore these estimates are inherently subject to substantial uncertainty. In addition, the Carson Medlin opinion was among several factors taken into consideration by the Cypress Bankshares board of directors in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Cypress Bankshares board of directors or management with respect to the fairness of the consideration received.

Carson Medlin has relied, without independent verification, upon the accuracy and completeness of the financial and other information provided to or otherwise made available to Carson Medlin for the purpose of rendering its opinion. Carson Medlin did not undertake any independent evaluation or appraisal of the assets and liabilities of Cypress Bankshares or Alabama National, nor was it furnished with any appraisals. The projections furnished to Carson Medlin and used by it in certain of its analyses were prepared by Cypress Bankshares’ senior management. Cypress Bankshares does not publicly disclose internal management projections of the type provided to Carson Medlin in connection with its review of the Merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

Carson Medlin is not an expert in the evaluation of loan portfolios, including under-performing or non-performing assets, charge-offs or the allowance for loan losses; it has not reviewed any individual credit files of Cypress Bankshares or Alabama National; and it has assumed that the allowances of Cypress Bankshares and Alabama National are in the aggregate adequate to cover potential losses. Carson Medlin’s opinion is necessarily based on economic, market and other conditions existing on the date of its opinion, and on information as of various earlier dates made available to it which is not necessarily indicative of current market conditions.

In rendering its opinion, Carson Medlin made the following assumptions:

•	that the Merger will be accounted for as a purchase in accordance with generally accepted accounting principles;

•	that all material governmental, regulatory and other consents and approvals necessary for the consummation of the Merger would be obtained without any adverse effect on Cypress Bankshares, Alabama National or on the anticipated benefits of the Merger;

•	that Cypress Bankshares had provided it with all of the information prepared by Cypress Bankshares or its other representatives that might be material to Carson Medlin in its review; and

•	that the financial projections it reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgement of the management of Cypress Bankshares as to the future operating and financial performance of Cypress Bankshares.

Carson Medlin’s opinion is not an expression of an opinion as to the prices at which shares of Cypress Bankshares’ common stock or shares of Alabama National common stock will trade following the announcement of the Merger or the actual value of the shares of common stock of the combined company when issued pursuant to the Merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the Merger.

In connection with its opinion dated October 15, 2003, Carson Medlin reviewed:

•	the Merger Agreement;

•	the audited financial statements and annual reports on Form 10-K of Alabama National for the five years ended December 31, 2002;

•	the audited financial statements of Cypress Bankshares for the four years ended December 31, 2002;

•	the unaudited interim financial statements of Alabama National for the six months ended June 30, 2003;

•	the unaudited interim financial statements of Cypress Bankshares for the six months ended June 30, 2003; and

•	certain financial and operating information with respect to the business, operations and prospects of Cypress Bankshares and Alabama National.

In addition, Carson Medlin:

•	held discussions with members of management of Cypress Bankshares and Alabama National regarding the historical and current business operations, financial condition and future prospects of their respective companies;

•	reviewed the historical market prices and trading activity for the common stock of Cypress Bankshares and Alabama National and compared them with those of certain publicly-traded companies which it deemed to be relevant;

•	compared the results of operations of Cypress Bankshares and Alabama National with those of certain banking companies which we deemed to be relevant;

•	compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations;

•	analyzed the pro forma financial impact of the Merger on Alabama National; and

•	conducted such other studies, analyses, inquiries and examinations as Carson Medlin deemed appropriate.

Valuation Methodologies

The following is a summary of all material analyses performed by Carson Medlin in connection with its opinion provided to Cypress Bankshares’ board of directors on October 14, 2003. The summary does not purport to be a complete description of the analyses performed by Carson Medlin but summarizes the material analyses performed and presented in connection with such opinion.

Summary of Merger Terms

Carson Medlin reviewed the terms of the proposed Merger, including the form of consideration, the exchange ratio, the price per share of Alabama National’s common stock and the resulting price paid to Cypress Bankshares’ shareholders pursuant to the Merger Agreement. Under the terms of the Merger Agreement, Alabama National will issue 0.6412 shares of Alabama National common stock for each of the outstanding shares of Cypress Bankshares stock. The exchange ratio will increase if Alabama National’s average price at closing is between $42.00 and $48.00 per share, ranging from 0.6447 to 0.6657.

Carson Medlin calculated that the indicated consideration received by Cypress Bankshares’ shareholders represented:

•	$31.97 per share (based on Alabama National’s 10-day average price as of October 12, 2003 of $49.86 per share);

•	275.9% of Cypress Bankshares’ stated book value at June 30, 2003;

•	31.8 times Cypress Bankshares’ earnings for the trailing 12 months ended June 30, 2003;

•	21.5% of Cypress Bankshares’ total assets at June 30, 2003;

•	23.7% of Cypress Bankshares’ total deposits at June 30, 2003; and

•	a 16.2% premium on Cypress Bankshares’ core deposits at June 30, 2003 (representing the premium paid over stated equity divided by total deposits excluding CD’s greater than $100,000).

Comparable Transaction Analysis

Carson Medlin reviewed certain information related to selected merger transactions involving all banks in the Southeast announced since January 1, 2002 with assets between $75 million and $150 million, the Southeastern peer group. This peer group included 16 transactions. Carson Medlin also reviewed certain information related to merger transactions involving banks in Florida with less than $200 million in total assets and announced since January 1, 2002, the Florida peer group, which included 5 transactions.

In evaluating these peer groups, Carson Medlin considered, among other factors, capital level, asset size and quality of assets of the acquired financial institutions. Carson Medlin compared the price to trailing twelve months’ earnings, price to book value, price to total assets, price to total deposits and core deposit premium for the two peer groups to the proposed Merger at the time it was announced. These comparisons are discussed below.

Comparable Transaction Analysis—Southeastern Peer Group

	CBI Indicator	Comparable Transactions
Other Pricing Multiples		Median	High	Low
Purchase Price % of Stated Book Value	275.9%	200.8%	310.9%	105.5%
Purchase Price as a Multiple of LTM Earnings	31.8	21.7	28.2	9.2
Purchase Price % of Total Assets	21.5%	18.1%	30.7%	5.4%
Purchase Price % of Total Deposits	23.7%	20.9%	36.3%	6.0%
Core Deposit Premium	16.2%	13.8%	35.1%	0.3%

Comparable Transaction Analysis—Florida Peer Group

	CBI Indicator	Comparable Transactions
Other Pricing Multiples		Median	High	Low
Purchase Price % of Stated Book Value	275.9%	152.3%	341.8%	126.8%
Purchase Price as a Multiple of LTM Earnings	31.8	23.9	23.9	23.9
Purchase Price % of Total Assets	21.5%	24.6%	27.8%	13.3%
Purchase Price % of Total Deposits	23.7%	30.7%	38.0%	15.9%
Core Deposit Premium	16.2%	18.9%	30.6%	5.1%

Based on this analysis, Carson Medlin observed that the consideration to be received by Cypress Bankshares’ shareholders represented 275.9% of the stated book value of $11.59 per share, which exceeded the median indicator for both peer groups. On a price to earnings basis, Cypress Bankshares’ indicator of 31.8 times trailing 12 months earnings of $1.01 per share exceeded the median indicator for both peer groups. Based on Cypress Bankshares’s total assets of $108.0 million, the indicated price to assets ratio was 21.5% which is above the Southeastern peer group median but slightly below the median for the Florida peer group. The price as a percentage of total deposits ($98.1 million) implied by the Merger is 23.7%, which is higher than the Southeastern peer group median but below the Florida peer group median. The core deposit premium implied by the Merger is 16.2%, which is higher than the median for the Southeastern peer group and slightly below the Florida peer group median.

Carson Medlin also determined an implied value for Cypress Bankshares based on the median indicator for each of the peer groups as shown in the following table.

Value Per Share Indicated by Median Valuations in Comparable Transactions

	Book Value	Trailing 12 Months EPS	Total Assets	Total Deposits	Core Deposit Premium	Average Price
Purchase Price	$31.97	$31.97	$31.97	$31.97	$31.97	$31.97
Indicated Pricing Multiple	275.9%	31.8	21.5%	23.7%	16.2%

Southeastern Peer Group	$23.27	$21.89	$26.91	$28.13	$28.98	$25.84
Indicated Median Multiple	200.8%	21.7	18.1%	20.9%	13.8%

Florida Peer Group	$17.65	$24.07	$36.53	$41.30	$35.29	$30.97
Indicated Median Multiple	152.3%	23.9	24.6%	30.7%	18.9%

This analysis indicated that Cypress Bankshares’ shares had a potential value from $21.89 per share to $28.98 per share, with an average of $25.84 per share, based on the median indicators for the Southeastern peer group. The indicated values range from $17.65 per share to $41.30 per share with an average of $30.97 per share based on the median indicators for the Florida peer group. The indicated value of the Cypress Bankshares purchase price was $31.97 per share which exceeds the average for both peer groups.

No transaction used as a comparison in the above analysis is identical to Alabama National, Cypress Bankshares or the Merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Contribution Analysis

Carson Medlin analyzed the relative contribution of each of Cypress Bankshares and Alabama National to the pro forma balance sheet and income statement items as of June 30, 2003 to the pro forma combined entity, including assets, loans, net of unearned income, deposits, equity, and net income. This analysis excluded any purchase accounting adjustments. The pro forma ownership analysis assumed 100% of the aggregate deal value is in the form of Alabama National stock and was based on an exchange ratio of 0.6412. The results of Carson Medlin’s analysis are set forth in the following table:

Category	Alabama National	Cypress Bankshares
Assets	97.3%	2.7%

Loans, net of unearned income	97.5%	2.5%

Deposits	96.6%	3.4%

Tangible Equity	97.0%	3.0%

Latest Twelve Months’ Earnings (GAAP)	98.1%	1.9%

Estimated Pro Forma Ownership	96.5%	3.5%

Present Value Analysis

Carson Medlin calculated the present value of Cypress Bankshares assuming that Cypress Bankshares remained an independent bank. For purposes of this analysis, Carson Medlin utilized certain projections of Cypress Bankshares’ future growth of assets, earnings and dividends and assumed terminal values for Cypress Bankshares’ stock at the end of the period by applying price to earnings multiples ranging from 18x to 22x and price to book value multiples ranging from 200% to 300%. Carson Medlin based their projections on Cypress Bankshares’s historic growth rates, management estimates, as well as expected industry trends over the period analyzed with an expected average annual growth rate of approximately 10%. It was estimated that no dividends would be paid over the period analyzed. The average return on assets (ROA) over the projected period is approximately 1.00% and is based on Cypress Bankshares’ and Carson Medlin’s estimates. The terminal multiples were based on Carson Medlin’s experience in similar merger transactions over the past several years and those multiples observed in other transactions as exhibited by the comparable transactions described above. The values were then discounted to present value utilizing discount rates of 14% to 16%. These rates were selected because, in Carson Medlin’s experience, they represent the rates that investors in securities such as Cypress Bankshares’ common stock would demand in light of the potential appreciation and risks as observed in expected returns for alternative investments.

Price to Earnings Ratios

	18	19	20	21	22
14.0%	$21.45	$22.64	$23.83	$25.02	$26.21
15.0%	$20.53	$21.67	$22.81	$23.95	$25.09
16.0%	$19.66	$20.75	$21.85	$22.94	$24.03

On the basis of the terminal price to earning assumptions, Carson Medlin calculated that the present value of Cypress Bankshares as an independent bank ranged from $19.66 per share to $26.21 per share. The indicated consideration to be paid to Cypress Bankshares’ shareholders was $31.97 per share (based on Alabama National’s 10-day average stock price of $49.86 per share on October 12, 2003) which is higher than the range indicated under this present value analysis.

Price to Book Value Ratios

	2.00	2.25	2.50	2.75	3.00
14.0%	$23.31	$26.22	$29.13	$32.05	$34.96
15.0%	$22.31	$25.10	$27.89	$30.68	$33.47
16.0%	$21.36	$24.04	$26.71	$29.38	$32.05

On the basis of the terminal price to book value assumptions, Carson Medlin calculated that the present value of Cypress Bankshares as an independent bank ranged from $21.36 per share to $34.96 per share. The indicated consideration to be paid to Cypress Bankshares’ shareholders was $31.97 per share (based on Alabama National’s 10-day average stock price of $49.86 per share on October 12, 2003) which is near the high end of this range.

Industry Comparative Analysis

In connection with rendering its opinion, Carson Medlin compared selected operating results of Alabama National to a peer group of banks in the Southeast with assets from $1 billion to $5 billion. The Alabama National selected peer group consists of First Charter Corporation, United Community Banks, Inc., Republic Bancshares, Inc., Main Street Banks, Inc., Capital City Bank Group, Inc., First Community Bancshares, Inc., Banc Corporation, First Bancorp, Seacoast Banking Corp. of Florida, First National Corp., Union Bankshares

Corp., Virginia Financial Group, Inc., ABC Bancorp, and Fidelity Southern Corp. Carson Medlin compared, among other factors, profitability, capitalization, asset quality and operating efficiency of Alabama National to these financial institutions. Carson Medlin noted the following performance based on results at or for the six months ended June 30, 2003 (or most recent available) and stock prices as of October 10, 2003.

Selected Peer Group—Financial Performance:

	Median	Low	High	Alabama National
Return on Average Equity	13.57%	3.43%	17.31%	16.23%

Return on Average Assets	1.14	0.27	1.78	1.14

Net Interest Margin	4.09	3.02	5.37	3.66

Efficiency Ratio	62.4	49.2	81.5	66.7

Equity / Assets	9.21	6.14	10.45	6.91

Non-Performing Assets / Assets	0.42	0.21	2.63	0.25

Selected Peer Group—Market Performance:

	Median		Low		High		Alabama National
Price / Stated Book Value Per Share	198.5%		149.3%		257.9%		240.2%

Price / Trailing 12 Months EPS	15.6	x	14.2	x	23.5	x	15.8	x

Price / Assets	18.5%		9.9%		26.8%		16.6%

Dividend Yield	2.2%		0.0%		3.6%		2.3%

Carson Medlin also compared selected operating results of Cypress Bankshares to those of 54 publicly-traded community commercial banks in Alabama, Florida, Georgia, Maryland, Mississippi, North Carolina, South Carolina, Tennessee, Virginia and West Virginia, which are listed in the Southeastern Independent Bank Review, a proprietary research publication prepared by Carson Medlin quarterly since 1991, the Mature Community Bank peer group. The banks reviewed by Carson Medlin range in asset size from $183 million to $1.9 billion and in shareholders’ equity from approximately $16 million to $195 million. These banks have conducted operations for more than five years and have generally been able to establish recurring earnings and stable financial performance, unlike Cypress Bankshares which is under five years old and still experiencing the rapid growth trends of a de novo bank and seeking to establish long term stable earnings and financial performance. We have compared Cypress Bankshares to the Mature Community Bank peer group to illustrate Cypress Bankshares’s progress in establishing the financial performance of a group of older, more established, community banking organizations. Carson Medlin compared, among other factors, profitability, capitalization, asset quality and operating efficiency of Cypress Bankshares to these financial institutions. Carson Medlin noted the following performance based on results at or for the six months ended June 30, 2003:

Mature Community Bank Peer Group

	CBI	Average for Peer Group
Return on Average Assets	0.77%	1.15%
Return on Average Equity	9.4%	12.4%
Net Interest Margin	3.99%	4.25%
Equity to Assets	7.8%	9.4%
Efficiency Ratio	66.0%	61.9%
Non-Performing Assets (defined as 90 days past due, nonaccrual loans and other real estate) to Total Loans, net of unearned income and other real estate	0.00%	0.90%

Carson Medlin also compared selected operating results of Cypress Bankshares to those of 29 community commercial banks in Alabama, Florida, Georgia, North Carolina, South Carolina, Tennessee, Virginia and West Virginia, which are listed in the Eastern De Novo Bank Review, a proprietary research publication prepared by Carson Medlin quarterly since 1998, the De Novo Community Bank peer group. The banks reviewed by Carson Medlin range in asset size from $70 million to $909 million and in shareholders’ equity from approximately $7.5 million to $75 million. These banks are the most comparable to Cypress Bankshares since they are all under five years old and experiencing the growth trends and financial performance of a newly established financial institution. Carson Medlin compared, among other factors, profitability, capitalization, margins and balance sheet structure of Cypress Bankshares to these financial institutions. Carson Medlin noted the following performance based on results at or for the three months ended June 30, 2003:

	CBI	Average for Peer Group
Pre-Tax Return on Average Assets	1.44%	1.17%
Earning Asset Yield	4.98%	5.84%
Cost of Funds	1.22%	2.33%
Interest Spread	3.77%	3.50%
Loans to Deposits	66%	83%
Equity to Assets	7.80%	8.40%

No company used as a comparison in the above analysis is identical to Alabama National, Cypress Bankshares or the Merger. Accordingly, an analysis of these results is not purely mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the value of the companies to which they are being compared.

Historical Stock Trading Analysis

Carson Medlin reviewed and analyzed the historical trading price and volume of Alabama National common stock over recent periods. Alabama National’s stock is listed on the Nasdaq’s National Market System. In the past year, Alabama National’s stock has traded from a low of $39.74 to a high of $53.69 per share. Alabama National’s stock was trading at $51.04 per share one day prior to the Merger announcement. Alabama National’s stock trading volume has been active with average daily volume of approximately 14,000 shares.

Carson Medlin compared recent trading prices of Alabama National’s stock to the recent market values of the selected peer group of Southeastern banks with assets from $1 billion to $5 billion. This comparison shows that Alabama National’s stock currently trades, and has generally traded over the three year period examined, at a premium based on book value multiples. Alabama National’s stock currently trades at a discount based on earnings multiples to the selected peer group and has generally traded at a discount for most of the last three years. At October 10, 2003, Alabama National’s common stock traded at 240.2% of book value compared to 206.9% for the selected peer group. On a price to trailing earnings basis, Alabama National’s common stock traded at 15.8 times earnings compared to the 16.8 times earnings for the selected peer group.

Carson Medlin also analyzed the historical trading prices and volume of Cypress Bankshares’ common stock. However, Cypress Bankshares’ stock has not traded in volumes significant enough to be considered meaningful.

Other Analyses

Carson Medlin reviewed the relative financial performance of Alabama National and Cypress Bankshares since 1999 and reviewed recent research coverage for Alabama National. Carson Medlin also compared the ownership of one share of Cypress Bankshares’ stock to the ownership of 0.6412 of a share of Alabama National common stock from the perspective of claims on various balance sheet and income statement variables, the shareholder claims analysis. In conducting these comparisons, Carson Medlin found that Cypress Bankshares’ shareholders would have more in the way of earnings per share, dividends, total assets and stated book value per share after the Merger than if the Merger had not occurred.

The opinion expressed by Carson Medlin was based upon market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Alabama National or Cypress Bankshares, could materially affect the assumptions used in preparing the opinion.

In connection with its updated opinion, dated as of January 7, 2004, Carson Medlin confirmed the appropriateness of its reliance on the analyses used to render its October 15, 2003 opinion by performing procedures to update certain of such analyses and reviewing the assumptions on which its analyses were based and the factors considered in connection therewith. It was Carson Medlin’s opinion, therefore, that the consideration to be received by Cypress Bankshares’ shareholders, as provided for in the Merger Agreement, was fair from a financial point of view, to the shareholders of Cypress Bankshares.

Cypress Bankshares and Carson Medlin have entered into an agreement relating to the services to be provided by Carson Medlin in connection with the Merger. Cypress Bankshares has agreed to pay Carson Medlin a cash fee equal to $25,000. Under the Carson Medlin engagement agreement, Cypress Bankshares also agreed to reimburse Carson Medlin for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify Carson Medlin against certain liabilities, including liabilities under the federal securities laws.

Effect on Certain Employee Benefit Plans of Cypress Bankshares

401(k) Plan. Cypress Bank participates in a multi-employer 401(k) defined contribution plan for the benefit of its employees (the “401(k) Plan”). Under the Merger Agreement, Cypress Bank will cease to participate in the 401(k) Plan prior to the Effective Time, and Alabama National will offer each eligible employee of Cypress Bank the opportunity to enroll in Alabama National’s 401(k) defined contribution plan.

Treatment of Cypress Bankshares Stock Options. The Merger Agreement provides that at the time we complete the Merger, all outstanding stock options granted by Cypress Bankshares under its stock option plans will be converted automatically into options to purchase Alabama National common stock. Alabama National will assume these options subject to their existing terms (as proportionately adjusted to reflect the terms of the Merger), including any acceleration in vesting that will occur as a consequence of the Merger.

The number of shares of Alabama National common stock that may be purchased upon exercise of each assumed option will equal the product of (A) the number of shares of Cypress Bankshares common stock that were purchasable under the assumed option immediately before the Effective Time and (B) the Exchange Ratio, rounded to the nearest whole share. The per share exercise price for each assumed option will equal the quotient of (1) the per share exercise price of the assumed option in effect immediately before the Effective Time divided by (2) the Exchange Ratio, rounded to the nearest cent.

The executive officers and directors of Cypress Bankshares held in the aggregate exercisable options to purchase 28,126 shares of Cypress Bankshares common stock as of the Record Date for the Special Meeting.

Severance Payments to Employees. The Merger Agreement also provides that if any employee of Cypress Bank is terminated within six months after the Effective Time by Alabama National solely as a result of the Merger (i.e., elimination of duplicative jobs, and the like), and not as a result of inadequate performance or other good cause, Alabama National will pay severance to each such employee in an amount equal to one week’s pay for each six months of such employee’s employment with Cypress Bank (provided that no such payment for any employee shall exceed $15,000 in the aggregate).

Conditions to Consummation of the Merger

The respective obligations of Alabama National and Cypress Bankshares to effect the Merger are subject to the satisfaction of the following conditions prior to the Effective Time:

(a)	shareholder approval of Cypress Bankshares shall have been received;

(b)	all regulatory approvals shall have been received and waiting periods shall have expired, and no such approval shall be conditioned or restricted in a manner which, in the opinion of the board of directors of Alabama National or Cypress Bankshares, materially adversely impacts the Merger so as to render it inadvisable;

(c)	all consents necessary to consummate the Merger and avoid a material adverse effect on the relevant party shall have been obtained;

(d)	no court or regulatory authority shall have taken any action that restricts, prohibits or makes illegal the transactions provided for in the Merger Agreement, and no action shall have been instituted seeking to restrain the Merger which, in the opinion of the board of directors of Alabama National or Cypress Bankshares, renders its consummation impossible or inadvisable;

(e)	the Registration Statement on Form S-4 shall have become effective under the Securities Act of 1933, and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been commenced or threatened by the SEC; and

(f)	each of Alabama National and Cypress Bankshares shall be satisfied that the Merger will not trigger or result in any payment (including any “excess parachute payment” as defined in Section 280G of the Internal Revenue Code), that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G or 162(m) of the Internal Revenue Code.

The obligations of Alabama National to effect the Merger are further subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties of Cypress Bankshares in the Merger Agreement shall be true as if made at the Effective Time;

(b)	the agreements and covenants of Cypress Bankshares in the Merger Agreement and agreements provided for therein shall have been performed and complied with by the Effective Time;

(c)	Cypress Bankshares shall have delivered to Alabama National certain certificates of its corporate officers provided for in the Merger Agreement;

(d)	Cypress Bankshares shall have delivered to Alabama National an opinion of its counsel as provided in the Merger Agreement;

(e)	immediately prior to the Effective Time, Cypress Bankshares shall have a minimum net worth (as defined in the Merger Agreement) of $8.25 million;

(f)	Alabama National shall have received from Osburn, Henning and Company, certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of Cypress Bankshares as Alabama National may reasonably request;

(g)	the charge offs, reserves and accruals as Alabama National shall reasonably request to conform Cypress Bankshares’ accounting policies to Alabama National’s accounting policies shall have been made;

(h)	the existing employment agreements with Bruce Page, James Weite and Thomas Hury shall be terminated as of the Effective Time without any penalty, fee or cost to Alabama National or Cypress Bankshares (except as may be agreed to by the Parties), and Mr. Page, Mr. Weite and Mr. Hury shall have entered into new employment agreements with Cypress Bank as approved by Alabama National;

(i)	effective immediately prior to the Effective Time, (1) the Client Service Agreement between Cypress Bank and Paychex Business Solutions, Inc. shall be terminated in full with no penalty; (2) each of the employees previously leased to Cypress Bank pursuant to that agreement shall have become a direct employee of Cypress Bank and (3) the assets of such employees in benefit plans maintained pursuant to the Paychex agreement shall be permitted to be transferred into benefit plans maintained by Alabama National;

(j)	no regulatory authority shall have asserted that Cypress Bankshares or any of its subsidiaries is not in material compliance with such regulatory authority, revoked any material permits or issued any order or similar undertaking that restricts or impairs the conduct of Cypress Bankshares’ or any of its subsidiaries’ business;

(k)	there shall have been no determination by Alabama National that any fact, event or condition exists or has occurred that would have a material adverse effect on Cypress Bankshares or the Merger or that would render the Merger impractical;

(l)	Cypress Bankshares shall have obtained the consent or approval of each person required to permit the succession by Alabama National to any contract obligation, right or interest of Cypress Bankshares;

(m)	there shall not be any action taken by any regulatory authority which imposes any material adverse requirement upon Alabama National unless it is customary in connection with the acquisition of banks under similar circumstances;

(n)	Cypress Bankshares shall have delivered a certificate to Alabama National that Cypress Bankshares is not aware of any claims under its directors and officers insurance policy; and

(o)	subsequent to the execution of the Merger Agreement, there shall not have been any material increase in the loan agreements, notes or borrowing arrangements of Cypress Bank, except for purchases of federal funds.

The obligations of Cypress Bankshares to effect the Merger are further subject to the satisfaction or waiver of the following conditions:

(a)	the representations and warranties of Alabama National in the Merger Agreement shall be true as if made at the Effective Time;

(b)	the agreements and covenants of Alabama National in the Merger Agreement and agreements provided for therein shall have been performed and complied with by the Effective Time;

(c)	Alabama National shall have delivered to Cypress Bankshares certain certificates of its corporate officers provided for in the Merger Agreement, including certification as to the approval of the Merger by the Board of Directors of Alabama National;

(d)	Alabama National shall have delivered to Cypress Bankshares an opinion of its counsel as provided in the Merger Agreement;

(e)	Cypress Bankshares shall have received from PricewaterhouseCoopers, LLP, certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of Alabama National as Cypress Bankshares may reasonably request;

(f)	the opinion received by Cypress Bankshares from The Carson Medlin Company that the consideration to be received by the Cypress Bankshares shareholders is fair from a financial point of view shall not have been withdrawn as of the Effective Time;

(g)	Alabama National common stock to be issued in the Merger shall have been qualified as a Nasdaq National Market System Security as defined by the SEC; and

(h)	no regulatory authority shall have asserted that Alabama National or any of its subsidiaries is not in material compliance with such regulatory authority, revoked any material permits or issued any order or similar undertaking that restricts or impairs the conduct of Alabama National’s or any of its subsidiaries’ business.

Regulatory Approvals

The Merger is conditioned upon receipt of the necessary regulatory approvals. Bank holding companies and banks are regulated extensively under both federal and state law. Alabama National and Cypress Bankshares are subject to regulation by the Federal Reserve. The Bank Holding Company Act requires a bank holding company to obtain the prior approval of the Federal Reserve before it may acquire substantially all of the assets of any bank or ownership or control of any voting shares of any bank if, after such acquisition, it would own or control, directly or indirectly, more than five percent of the voting shares of any such bank. Accordingly, on November 6, 2003, Alabama National filed an application with the Federal Reserve in accordance with Section 3 of the Bank Holding Company Act. By letter dated December 12, 2003, the Federal Reserve approved the application by Alabama National to merge with Cypress Bankshares.

Cypress Bank is subject to regulation by the Florida Department of Financial Services (the “Department”). Under the requirements of Section 658.28 of the Florida Statutes, any proposed change of control involving a Florida state bank, must be submitted to the Department for prior approval. Alabama National and Cypress Bankshares submitted a change of control application to the Department on November 7, 2003 in connection with Alabama National obtaining control over Cypress Bank by virtue of the Merger. By letter dated December 29, 2003, the Department approved the Merger, subject to certain customary conditions.

Conduct of Business Pending the Merger

The Merger Agreement requires that each of Cypress Bankshares and Alabama National shall preserve its business organization, goodwill, relationships with depositors, customers and employees, and assets and maintain its rights and franchises and take no action that would adversely affect its ability to perform under the Merger Agreement. In addition, Cypress Bankshares has agreed that, without the consent of Alabama National, it will not:

(a)	amend its Articles of Incorporation, Bylaws or other governing instruments or those of any of its subsidiaries;

(b)	incur additional debt obligations except in the ordinary course of business or allow any lien to exist on any share of the stock held by itself or any of its subsidiaries;

(c)	repurchase, redeem or otherwise acquire or exchange any shares, or any securities convertible into any shares of the stock of itself or any of its subsidiaries or declare or pay any dividend or make any other distribution in respect of its capital stock;

(d)	except as provided in the Merger Agreement and as required upon exercise of any Cypress Bankshares stock options, issue, sell, pledge, encumber or enter into any contract to issue, sell, pledge or encumber, or authorize any of the foregoing, any additional shares of Cypress Bankshares common stock or any other capital stock of Cypress Bankshares or any subsidiary, or any stock appreciation rights, options, warrants, conversion or other rights to acquire any such stock;

(e)	adjust, split, combine or reclassify any of its capital stock or that of any of its subsidiaries, issue or authorize the issuance of any other securities or sell, lease, mortgage or otherwise encumber any shares of any of its subsidiaries or other asset other than in the ordinary course of business for reasonable and adequate consideration;

(f)	acquire any direct or indirect equity interest in any entities, other than in connection with foreclosures in the ordinary course of business and acquisitions of control by a depository institution subsidiary in a fiduciary capacity;

(g)	grant any increase in compensation or benefits of the employees or officers of Cypress Bankshares or any of its subsidiaries, except in accordance with past practices with respect to employees, enter into, grant or pay bonuses, enter into or amend severance agreements or grant any material increases in fees or other compensation to officers and directors;

(h)	enter into or amend any employment contract without an unconditional right to terminate without liability;

(i)	adopt any new employee benefit plans or make any material changes to any existing employee benefit plans other than as required by law or that is necessary or advisable to maintain the tax qualified status of any such plan;

(j)	make any material change in any accounting methods or systems of internal accounting controls, except as appropriate to conform to changes in regulatory accounting requirements or generally accepted accounting principles;

(k)	commence any litigation other than in accordance with past practice, settle any litigation involving any liability for material monetary damages or restrictions on the operations of Cypress Bankshares or any of its subsidiaries or, except in the ordinary course of business, modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims;

(l)	operate its business otherwise than in the ordinary course, or in a manner not consistent with safe and sound banking practices or applicable law;

(m)	fail to file timely any report required to be filed with any regulatory authorities;

(n)	make any loan or advance to any shareholder owning 5% or more of the outstanding shares of Cypress Bankshares common stock, director or officer of Cypress Bankshares or any of its subsidiaries, or any of the members of their immediate families, except for unfunded loan commitments or renewals of existing loans in existence on the date of the Merger Agreement;

(o)	cancel without payment in full, or modify any contract relating to, any loan or other obligation receivable from any shareholder, director or officer of Cypress Bankshares or any of its subsidiaries or any members of their immediate families;

(p)	enter into any contract for services or otherwise with any of the holders of 5% or more of Cypress Bankshares common stock, or the directors, officers or employees of Cypress Bankshares or any of its subsidiaries or any members of their immediate families;

(q)	modify, amend or terminate any material contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration;

(r)	file any application to relocate or terminate the operations of any of its banking offices or any of its subsidiaries;

(s)	except in accordance with applicable law, change its or any of its subsidiaries’ lending, investment, liability management and other material banking policies in any material respect;

(t)	intentionally take any action reasonably expected to jeopardize or delay the receipt of any regulatory approval required to consummate the Merger;

(u)	take any action that would cause the transactions provided for in the Merger Agreement to be subject to requirements imposed by any anti-takeover laws, and Cypress Bankshares shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in the Merger Agreement from any anti-takeover law;

(v)	make or renew any loan to any person or entity who or that owes, or would as a result of such loan or renewal owe, Cypress Bankshares or any of its subsidiaries more than $300,000 of secured indebtedness or $50,000 of unsecured indebtedness;

(w)	increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except as consistent with past policies;

(x)	acquire any investment securities or asset-backed securities (with certain exceptions as described in the Merger Agreement);

(y)	dispose of any real property or interests therein having a book value in excess of or in exchange for consideration in excess of $50,000 (with certain exceptions as described in the Merger Agreement); or

(z)	make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000.

Alabama National has agreed that, without the consent of Cypress Bankshares, it will not:

(a)	fail to file timely any report required to be filed with any regulatory authorities, including the SEC; or

(b)	take any action that would cause Alabama National common stock to cease to be traded on the Nasdaq Stock Market, except for certain exceptions specified in the Merger Agreement.

Each party has also agreed to give written notice to the other promptly upon becoming aware of the occurrence of any event which is likely to constitute a Material Adverse Effect within the meaning given to such term in the Merger Agreement or constitute a material breach of any of its representations, warranties or covenants contained in the Merger Agreement and to use its reasonable efforts to remedy any such condition or breach.

Cypress Bankshares has also agreed to not solicit or encourage the submission of any acquisition proposal involving Cypress Bankshares and any third party acquiror prior to the termination of the Merger Agreement or the consummation of the Merger. Cypress Bankshares has also agreed that it will not (1) withdraw, modify or change its recommendation to its shareholders with respect to approval of the Merger Agreement or the Merger, (2) resolve to engage in any acquisition proposal involving Cypress Bankshares, (3) recommend to its shareholders any acquisition proposal involving Cypress Bankshares, or (4) make any public announcement regarding the foregoing.

Waiver and Amendment; Termination; Termination Fee

Prior to the Effective Time, either Alabama National or Cypress Bankshares may waive any default in performance of any term of the Merger Agreement, waive or extend the time for the compliance or fulfillment by the other of any and all of its obligations under the Merger Agreement, waive any or all of the conditions precedent and may, to the extent permitted by law, amend the Merger Agreement in writing with the approval of the Board of Directors of each of Cypress Bankshares and Alabama National.

The Merger Agreement may be terminated at any time prior to the Effective Time, as follows:

(a)	by mutual consent of Alabama National and Cypress Bankshares;

(b)	in the event of a breach of a representation, warranty, covenant or agreement by the non-breaching party under certain circumstances;

(c)	by either party (provided that such terminating party is not in material breach of any material obligation in the Merger Agreement), in the event any required regulatory approval is denied or not obtained or the shareholders of Cypress Bankshares fail to approve the Merger;

(d)	by either party, in the event there is a material adverse effect on the business, operations or financial condition of the other party that is not remedied;

(e)	by either party, in the event any of the conditions precedent to the Merger cannot be satisfied or fulfilled or the Merger is not consummated by April 30, 2004, and such failure was not the fault of the terminating party;

(f)	by Alabama National, if the holders of greater than 5% of the outstanding shares of Cypress Bankshares common stock properly assert their appraisal rights under Florida law;

(g)	by Cypress Bankshares, if a majority of the disinterested members of the board of directors of Cypress Bankshares shall have determined to enter into an agreement with respect to an acquisition or merger transaction proposal which it considers superior to the Merger;

(h)	by Alabama National, if (1) the board of directors of Cypress Bankshares withdraws, adversely modifies or fails upon request to reconfirm its recommendation of the Merger, (2) the board of directors of Cypress Bankshares recommends approval of another acquisition proposal to the shareholders, (3) the board of directors of Cypress Bankshares fails to call the special meeting of shareholders, or (4) any person or entity becomes the beneficial owner of 50% or more of the outstanding shares of Cypress Bankshares stock; or

(i)	by Cypress Bankshares, if the average of the high and low prices of Alabama National common stock quoted on the Nasdaq Stock Market during the ten day period ending on the fifth day prior to the closing of the Merger is less than $42.00. In this event, however, Alabama National shall have the opportunity to void such termination by increasing the consideration payable to the Cypress Bankshares shareholders.

In the event of the termination of the Merger Agreement, the Merger Agreement will become void and have no effect, except that the confidentiality requirements, miscellaneous provisions, and provisions regarding expenses will survive such termination. Such termination will not relieve a breaching party from liability for an uncured willful breach of the representation, warranty, covenant or agreement giving rise to the termination. Also, a termination under paragraphs (g) or (h) above will require Cypress Bankshares to pay to Alabama National a termination fee of $1.0 million.

If the Merger Agreement is terminated, Alabama National may be obligated to pay Cypress Bank up to $708,000 as reimbursement for payments made to certain executives of Cypress Bank in connection with the Merger. See “—Interests of Certain Persons in the Merger” below.

Management and Operations After the Merger

From and after the Effective Time, the Alabama National board of directors will consist of the then current directors of Alabama National. Upon the consummation of the Merger, Cypress Bank will be a wholly owned subsidiary of Alabama National. The Board of Directors of Cypress Bank will consist of the 10 current directors of Cypress Bank plus one or more officers of Alabama National. Following the Merger, Bruce Page will continue to serve as Chief Executive Officer and James Weite will continue to serve as President of Cypress Bank. Also, Thomas Hury will continue to serve as Chief Financial Officer of Cypress Bank.

All current Alabama National officers will continue to serve Alabama National in accordance with the bylaws of Alabama National after the Effective Time. All directors and officers of each of the subsidiaries of Alabama National after the Effective Time will continue to serve in accordance with the terms of the bylaws of each such subsidiary.

Interests of Certain Persons in the Merger

No director or executive officer of Alabama National has any material direct or indirect financial interest in Cypress Bankshares or the Merger, except as a director, executive officer or shareholder of Alabama National or its subsidiaries. Certain officers and directors of Cypress Bank will continue to serve as officers and directors of Cypress Bank following the Merger.

A condition precedent to the Merger is that Bruce Page and James Weite will enter into new employment agreements whereby Mr. Page and Mr. Weite will agree, among other things, to serve as Chief Executive Officer and President, respectively, of Cypress Bank for a period of three years, unless earlier terminated under the terms of the employment agreement. Under their respective employment agreements, each of Mr. Page and Mr. Weite will receive an annual salary of at least $145,000 for the term of his employment agreement. Each of Mr. Page and Mr. Weite will also be eligible to receive annual bonuses and be entitled to receive certain other fringe benefits in addition to his base salary, as described in the applicable employment agreement. In addition, if either officer is terminated other than for cause, or if he terminates his employment because of a material breach by Cypress Bank, then he is entitled to receive his base salary plus certain fringe benefits through the third anniversary of the effective date of his employment agreement. The form of the employment agreement for Mr. Page and Mr. Weite is included as an exhibit to the Merger Agreement, which is attached to this document as Appendix A.

Each of Mr. Page and Mr. Weite executed their new employment agreements (which contain non-compete provisions) in December 2003, to be held in escrow pending the closing of the Merger. As consideration for executing these new employment agreements, each of Mr. Page and Mr. Weite has received a one-time payment of $177,000. Alabama National has agreed to reimburse Cypress Bank for these payments if the Merger Agreement is terminated and Cypress Bankshares is not in breach. In such event, Mr. Page and Mr. Weite have agreed to reimburse Alabama National for such payments.

In connection with the Merger, Thomas Hury also will enter into a new employment agreement with Cypress Bank. Pursuant to this agreement, Mr. Hury will agree to continue to serve as Chief Financial Officer of Cypress Bank for a period of three years, unless earlier terminated under the terms of the employment agreement. Under the employment agreement, Mr. Hury will receive an annual salary equal to at least $91,000 for up to three years following the Merger, plus the opportunity to earn annual bonuses. In addition, if Mr. Hury is terminated other than for cause, or if he terminates his employment because of a material breach by Cypress Bank, then he is entitled to receive his base salary plus certain fringe benefits through the third anniversary of the effective date of his employment agreement. The form of the employment agreement for Mr. Hury is included as an exhibit to the Merger Agreement, which is attached to this document as Appendix A.

The current employment agreements of Messrs. Page and Weite with Cypress Bank require cash payments to them in the event of a change in control. As a condition precedent to the Merger, Cypress Bank was required to terminate these employment agreements with Messrs. Page and Weite. In December 2003, each of Messrs. Page and Weite signed a termination letter with respect to his current employment agreement, to be held in escrow pending the closing of the Merger. At the time these termination letters were signed, each of Mr. Page and Mr. Weite received a payment in the amount of $177,0000 that was due in connection with the termination of his employment agreement. Alabama National has agreed to reimburse Cypress Bank for these payments if the Merger Agreement is terminated and Cypress Bankshares is not in breach. In such event, Mr. Page and Mr. Weite have agreed to reimburse Alabama National for such payments.

The existing employment agreement of Mr. Hury requires a cash payment to him in the event of a change in control. Cypress Bank will terminate this employment agreement with Mr. Hury upon the closing of the Merger. Mr. Hury will receive a payment in the amount of $91,000 that is due in connection with the termination of his employment agreement.

In addition to the employment agreements for Messrs. Page, Weite and Hury described above, Alabama National has agreed to negotiate new employment agreements on mutually satisfactory terms with each of Patrick Kelly, Commercial Lender of Cypress Bank, and Mary Stetler, Vice President and Branch Manager of Cypress Bank.

The Merger Agreement also provides that for a period of three years after the Effective Time, Alabama National will indemnify, defend and hold harmless each director and executive officer of Cypress Bankshares against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including the transactions contemplated by the Merger Agreement) to the maximum extent authorized under the Cypress Bankshares articles of incorporation and bylaws and applicable law, and for the three year period thereafter, only to the extent required by the Cypress Bankshares articles of incorporation, bylaws and applicable law.

In addition, the directors and certain officers of Cypress Bankshares hold stock options exercisable for shares of Cypress Bankshares common stock. In connection with the closing of the Merger, these stock options will be converted into options exercisable for shares of Alabama National common stock. These options will be subject to immediate vesting because of the Merger.

In the normal course of business, Cypress Bank makes loans to its directors and officers, including loans to certain related persons and entities. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers, and, in the opinion of management of Cypress Bankshares, do not involve more than the normal risk of collectibility. As of December 31, 2003, the amount of these loans (including amounts available under lines of credit) by Cypress Bank to its directors and executive officers was 10.6% of Cypress Bank’s net loans.

Federal Income Tax Consequences

Neither Alabama National nor Cypress Bankshares has requested or will receive an advance ruling from the Internal Revenue Service as to the tax consequences of the Merger. Maynard, Cooper & Gale, P.C., counsel for Alabama National, has delivered an opinion to Alabama National and Cypress Bankshares regarding the federal income tax consequences of the Merger. In rendering its opinion, Maynard, Cooper & Gale, P.C. made certain assumptions, including the following: (1) that the Merger will take place as described in the Merger Agreement, (2) that certain factual matters represented by Alabama National and Cypress Bankshares are true and correct at the time of consummation of the Merger, (3) that the Merger will qualify as a statutory merger under the applicable laws of the States of Florida and Delaware, and (4) that the Merger will be reported by Alabama National and Cypress Bankshares on their respective federal income tax returns in a manner consistent with such opinion.

Based on these assumptions, in the opinion of Maynard, Cooper & Gale, P.C., the following will be the material federal income tax consequences of the Merger:

1.	The Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

2. No	gain or loss will be recognized by Alabama National or Cypress Bankshares in connection with the Merger (except for income and deferred gain recognized pursuant to Treasury Regulations issued under Section 1502 of the Internal Revenue Code).

3.	No gain or loss will be recognized by Cypress Bankshares on the distribution of Alabama National common stock to holders of Cypress Bankshares common stock.

4.	The exchange of Cypress Bankshares common stock for Alabama National common stock will not give rise to gain or loss to shareholders of Cypress Bankshares common stock in the exchange (except to the extent of any cash received by such holders).

5.	The aggregate basis of Alabama National common stock received by a Cypress Bankshares shareholder in exchange for Cypress Bankshares common stock will be the same as the aggregate basis of the Cypress Bankshares common stock that was exchanged therefor, decreased by the amount of cash received (other than cash received in lieu of fractional shares), and increased by any gain recognized on the exchange.

In addition, Cypress Bankshares shareholders who receive cash either by invoking a cash election in connection with the exercise of appraisal rights or instead of fractional shares should be aware of the following consequences:

Cash Election and Exercise of Appraisal Rights. With respect to a Cypress Bankshares shareholder who receives only cash in exchange for his or her shares of Cypress Bankshares common stock pursuant to a cash election or in connection with the exercise of appraisal rights under Florida law, the cash received will be treated as a distribution in redemption of the Cypress Bankshares common stock held by such shareholder, subject to the deemed dividend provisions of Section 302 of the Internal Revenue Code. If the distribution is not recharacterized as a dividend pursuant to Section 302, the shareholder will recognize gain or loss measured by the difference between the amount of cash received and the adjusted basis of the Cypress Bankshares common stock surrendered. Such gain or loss will be capital in nature if the Cypress Bankshares common stock was held by the shareholder as a capital asset under Section 1221 of the Internal Revenue Code.

For Cypress Bankshares shareholders who receive both cash and Alabama National common stock (other than cash received for fractional shares) in exchange for shares of Cypress Bankshares common stock, the gain, if any, realized by such shareholder on receipt of the Alabama National common stock will be recognized, but not in an amount in excess of the cash received (other than fractional share payments). No loss will be recognized.

Cash Instead of Fractional Shares. The payment of cash to Cypress Bankshares’ shareholders instead of fractional shares of Alabama National common stock will be treated for federal income tax purposes as if the fractional shares of Alabama National stock were issued in the Merger and then were redeemed by Alabama National. Cypress Bankshares’ shareholders will, in general, recognize capital gain equal to the difference between the tax basis of the fractional share and the cash received.

The discussion set forth above is based upon the opinion of Maynard, Cooper & Gale, P.C., and applies only to Cypress Bankshares’ shareholders who hold Cypress Bankshares common stock as a capital asset. This discussion may not apply to special situations, such as Cypress Bankshares’ shareholders, if any, who received their Cypress Bankshares common stock upon exercise of employee stock options or otherwise as compensation and Cypress Bankshares’ shareholders that are insurance companies, securities dealers, financial institutions or foreign persons. It does not address the state, local or foreign tax aspects of the Merger or any tax consequences of a subsequent transaction involving Alabama National common stock, including any redemption or transfer of Alabama National common stock. This discussion is based on currently existing provisions of the Internal Revenue Code, existing and proposed treasury regulations thereunder, and current administrative rulings and court decisions. All of the foregoing are subject to change and any such change could affect the continuing validity of this discussion. Each Cypress Bankshares shareholder should consult his own tax advisor with respect to the specific tax consequences of the Merger, including the application and effect of state, local and foreign tax laws.

Accounting Treatment

The merger will be accounted for as a purchase by Alabama National of Cypress Bankshares under generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of completion of the merger, recorded at their respective fair values and added to those of the surviving company. To the extent the consideration paid exceeds the fair value of the net assets acquired, goodwill is recorded. Financial statements of the surviving company issued after consummation of the merger reflect these values, but are not restated retroactively to reflect the historical financial position or results of operations of the company not surviving.

Expenses and Fees

The Merger Agreement provides that each of the parties will bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, including filing, registration and application fees, printing and mailing fees and expenses, and fees and expenses of their respective accountants and counsel.

Resales of Alabama National Common Stock

The shares of Alabama National common stock issued under the Merger Agreement will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an “affiliate” (generally including, without limitation, directors, certain executive officers and beneficial owners of 10% or more of a class of the common stock) of Cypress Bankshares for purposes of Rule 145 under the Securities Act as of the date of the Cypress Bankshares Special Meeting. Affiliates may not sell their shares of Alabama National common stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 promulgated under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Alabama National may place restrictive legends on certificates representing Alabama National common stock issued to all persons who are deemed “affiliates” of Cypress Bankshares under Rule 145. This proxy statement-prospectus does not cover resales of Alabama National common stock received by any person who may be deemed to be an affiliate of Cypress Bankshares.

DESCRIPTION OF ALABAMA NATIONAL CAPITAL STOCK

General

The authorized capital stock of Alabama National currently consists of 27,500,000 shares of Alabama National common stock, par value $1.00 per share, and 100,000 shares of preferred stock, par value $1.00 per share (the “Alabama National Preferred Stock”). The following is a summary description of Alabama National’s capital stock.

Common Stock

Holders of shares of Alabama National common stock are entitled to receive such dividends as may from time to time be declared by the Alabama National board out of funds legally available therefor. Holders of Alabama National common stock are entitled to one vote per share on all matters on which the holders of Alabama National common stock are entitled to vote and do not have cumulative voting rights. Holders of Alabama National common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of Alabama National, holders of Alabama National common stock are entitled to share equally and ratably in the assets of Alabama National, if any, remaining after the payment of all debts and liabilities of Alabama National and the liquidation preference of any outstanding Alabama National Preferred Stock. The outstanding shares of Alabama National common stock are, and the shares of Alabama National common stock offered by Alabama National hereby when issued, will be fully paid and nonassessable. The rights, preferences and privileges of holders of Alabama National common stock are subject to any class or series of Alabama National Preferred Stock that Alabama National may issue in the future.

Preferred Stock

The Alabama National Restated Certificate of Incorporation provides that the Alabama National board of directors is authorized without further action by the holders of the Alabama National common stock to provide for the issuance of shares of Alabama National Preferred Stock. Such preferred stock may be issued in one or more classes or series. The Alabama National board of directors has the authority to fix the designations, powers, preferences and relative participating options and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such class or series. Any share of Alabama National Preferred Stock so issued may rank senior to the Alabama National common stock with respect to the payment of dividends or amounts upon liquidation, dissolution, or winding-up, or both. In addition, any such shares of Alabama National Preferred Stock may have class or series voting rights. Upon completion of this Merger, Alabama National will not have any shares of Alabama National Preferred Stock outstanding. Issuances of Alabama National Preferred Stock, while providing Alabama National with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of Alabama National common stock, and in certain circumstances such issuances could have the effect of decreasing the market price of the Alabama National common stock. The Alabama National board of directors, without shareholder approval, may issue Alabama National Preferred Stock with voting or conversion rights which could adversely affect the voting power of the holders of the Alabama National common stock. Alabama National has no present plan to issue any shares of Alabama National Preferred Stock.

Certain Anti-Takeover Effects

The provisions of the Alabama National Restated Certificate of Incorporation, the Alabama National Bylaws and the Delaware General Corporation Law (“DCGL”) summarized in the following paragraphs may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders and may make removal of management more difficult.

Authorized but Unissued Stock

The authorized but unissued shares of Alabama National common stock and Alabama National Preferred Stock will be available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Alabama National common stock and Alabama National Preferred Stock may enable the board of directors to issue shares to persons friendly to current management which could render more difficult or discourage any attempt to obtain control of Alabama National by means of a proxy contest, tender offer, merger or otherwise, and thereby protect the continuity of Alabama National’s management.

Limitations on Shareholder Action by Written Consent and Limitations on Calling Shareholder Meetings

The Alabama National Restated Certificate of Incorporation and Alabama National Bylaws prohibit shareholder action by written consent in lieu of a meeting and provide that shareholder action can be taken only at an annual or special meeting of shareholders. The Alabama National Bylaws provide that subject to the rights of holders of any series of Alabama National Preferred Stock to elect additional directors under specified circumstances, special meetings of shareholders can be called only by the Alabama National board of directors or the Chairman of the Alabama National board. Shareholders will not be permitted to call a special meeting of shareholders. Such provision may have the effect of delaying consideration of a shareholder proposal until the next special meeting unless a special meeting is called by the Alabama National board of directors or the Chairman of the Alabama National board.

Section 203 of the Delaware Corporation Law

Subject to certain exclusions summarized below, Section 203 of the DGCL (“Section 203”) prohibits any “Interested Shareholder” from engaging in a “Business Combination” with a Delaware corporation for three years following the date such person became an Interested Shareholder. “Interested Shareholder” generally includes: (a)(i) any person who is the beneficial owner of 15% or more of the outstanding voting stock of the corporation or (ii) any person who is an affiliate or associate of the corporation and who was the beneficial owner of 15% or more of the outstanding voting stock of the corporation at any time within three years before the date on which such person’s status as an Interested Shareholder is determined; and (b) the affiliates and associates of such person. Subject to certain exceptions, a “Business Combination” includes (i) any merger or consolidation of the corporation or a majority-owned subsidiary of the corporation; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets of the corporation or a majority-owned subsidiary of the corporation having an aggregate market value equal to 10% of more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation; (iii) any transaction that results in the issuance or transfer by the corporation or a majority-owned subsidiary of the corporation of any stock of the corporation or the subsidiary to the Interested shareholder except pursuant to a transaction that effects a pro rata distribution to all shareholders of the corporation; (iv) any transaction involving the corporation or a majority-owned subsidiary of the corporation that has the effect of increasing the proportionate share of the stock of any class or series or securities convertible into the stock of any class or series of the corporation or the subsidiary that is owned by the Interested Shareholder; and (v) any receipt by the Interested Shareholder of the benefit (except proportionately as a shareholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a majority-owned subsidiary of the corporation.

Section 203 does not apply to a Business Combination if (i) before a person became an Interested Shareholder, the board of directors of the corporation approved either the transaction in which the Interested Shareholder became an Interested Shareholder or the Business Combination; (ii) upon consummation of the transaction that resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares); or (iii) following a transaction in which the person became an Interested Shareholder the Business Combination is (a) approved by the board of directors of the corporation and (b) authorized at a regular or special meeting of shareholders (and not by written consent) by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Shareholder.

SUPERVISION AND REGULATION OF ALABAMA NATIONAL

AND CYPRESS BANKSHARES

Alabama National, its subsidiary banks, Cypress Bankshares and Cypress Bank are subject to state and federal banking laws and regulations which impose specific requirements and restrictions on, and provide for general regulatory oversight with respect to, virtually all aspects of operations. These laws and regulations are generally intended to protect depositors, not shareholders. To the extent that the following summary describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws or regulations may have a material effect on the business and prospects of Alabama National and/or Cypress Bankshares.

Beginning with the enactment of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”) and following in 1991 with the Federal Deposit Insurance Corporation Act (“FDICIA”), numerous additional regulatory requirements have been placed on the banking industry, and additional changes have been proposed. The operations of Alabama National and Cypress Bankshares may be affected by legislative changes and the policies of various regulatory authorities. Alabama National and Cypress Bankshares are unable to predict the nature or the extent of the effect on its business and earnings that fiscal or monetary policies, economic control, or new federal or state legislation may have in the future.

As bank holding companies, Alabama National and Cypress Bankshares are subject to the regulation and supervision of the Federal Reserve. Alabama National’s subsidiary banks and Cypress Bank (collectively, the “Banks”) are subject to supervision and regulation by applicable state and federal banking agencies, including the Federal Reserve, the Office of the Comptroller of the Currency (the “OCC”), the Federal Deposit Insurance Corporation (the “FDIC”) and, in the case of Cypress Bankshares and Cypress Bank, the Florida Department of Financial Services (the “Department”). These Banks are also subject to various requirements and restrictions under federal and state law, including requirements to maintain allowances against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve as it attempts to control the money supply and credit availability in order to influence the economy.

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, bank holding companies from any state may acquire banks located in any other state, subject to certain conditions, including concentration limits. A bank may establish branches across state lines by merging with a bank in another state (unless applicable state law prohibits such interstate mergers), provided certain conditions are met. A bank may also establish a de novo branch in a state in which the bank does not maintain a branch if that state expressly permits such interstate de novo branching and certain other conditions are met.

There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance fund in the event the depository institution becomes in danger of default or is in default. For example, under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the “cross-guarantee” provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default.

The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized” as such terms are defined under regulations issued by each of the federal banking agencies. In general, the agencies measure capital adequacy within a framework that makes capital requirements sensitive to the risk profiles of individual banking companies. The guidelines define capital as either Tier 1 (primarily common shareholders’ equity) or Tier 2 (certain debt instruments and a portion of the allowance for loan losses). Alabama National, its subsidiary banks and Cypress Bankshares and Cypress Bank are subject to a minimum Tier 1 capital ratio (Tier 1 capital to risk-weighted assets) of 4%, a total capital ratio (Tier 1 plus Tier 2 to risk-weighted assets) of 8% and a Tier 1 leverage ratio (Tier 1 to average quarterly assets) of 3%. To be considered a “well capitalized” institution, the Tier 1 capital ratio, the total capital ratio, and the Tier 1 leverage ratio must equal or exceed 6%, 10% and 5%, respectively.

The Federal Reserve has adopted rules to incorporate market and interest rate risk components into its risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to a financial institution’s ongoing trading activities.

The Banks are subject to the provisions of Section 23A of the Federal Reserve Act, which place limits on the amount of loans or extensions of credit to, investments in or certain other transactions with affiliates, and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. In general, the Banks’ “affiliates” are Alabama National and Alabama National’s non-bank subsidiaries.

The Banks are also subject to the provisions of Section 23B of the Federal Reserve Act that, among other things, prohibit a bank from engaging in certain transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with non-affiliated companies.

The Banks are also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

The Community Reinvestment Act (“CRA”) requires that, in connection with examinations of financial institutions within their respective jurisdictions, the Federal Reserve, the FDIC or the OCC shall evaluate the record of the financial institutions in meeting the credit needs of their local communities, including low and moderate income neighborhoods, consistent with the safe and sound operation of those institutions. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. These factors are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The CRA also requires all institutions to make public disclosure of their CRA ratings. Each of the Banks received at least a satisfactory rating in its most recent evaluation.

There are various legal and regulatory limits on the extent to which banks may pay dividends or otherwise supply funds to their holding companies. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice.

FDIC regulations require that management report on its responsibility for preparing its institution’s financial statements and for establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

The FDIC currently uses a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. The FDIC recently has proposed changes to its assessment system that are designed to require premium payments by a greater number of banks and other FDIC-insured depository institutions and that also would provide rebates to some institutions. If any of these changes were to take effect, the assessment obligations of the Banks could change.

The Gramm-Leach-Bliley Act, which became effective in 2000, permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. A bank holding company may become a financial holding company by filing a declaration if each of its subsidiary banks is well capitalized under the FDICIA prompt corrective action provisions, is well managed, and has at least a satisfactory rating under the CRA. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. At this time, Alabama National has not registered to become a financial holding company.

The Gramm-Leach-Bliley Act broadly defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking; and activities that the Federal Reserve has determined to be closely related to banking. The Act also permits the Federal Reserve, in consultation with the Department of Treasury, to determine that other activities are “financial in nature” and therefore permissible for financial holding companies. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature (other than insurance underwriting, insurance company portfolio investment, merchant banking, real estate development and real estate investment) through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory CRA rating. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank at issue has a CRA rating of satisfactory or better. Bank holding companies that have not become financial holding companies are prohibited from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

The Act preserves the role of the Federal Reserve as the umbrella supervisor for holding companies while at the same time incorporating a system of functional regulation designed to take advantage of the strengths of the various federal and state regulators. In particular, the Act replaces the broad exemption from Securities and Exchange Commission regulation that banks previously enjoyed with more limited exemptions, and it reaffirms that states are the regulators for the insurance activities of all persons, including federally-chartered banks.

The Gramm-Leach-Bliley Act also establishes a minimum federal standard of financial privacy. In general, the applicable regulations issued by the various federal regulatory agencies prohibit affected financial institutions (including banks, insurance agencies and broker/dealers) from sharing information about their customers with non-affiliated third parties unless (1) the financial institution has first provided a privacy notice to the customer; (2) the financial institution has given the customer an opportunity to opt out of the disclosure; and (3) the customer has not opted out after being given a reasonable opportunity to do so.

On October 26, 2001, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA Patriot Act) was signed into law. The USA Patriot Act broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions, including state member banks: (i) establish an anti-money laundering program that includes training and audit components; (ii) comply with regulations regarding the verification of the identity of any person seeking to open an account; (iii) take additional required precautions with non-U.S. owned accounts; and (iv) perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships. The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA Patriot Act’s requirements could have serious legal and reputational consequences for the institution.

EFFECT OF MERGER ON RIGHTS OF SHAREHOLDERS

As a result of the Merger, Cypress Bankshares shareholders that do not elect to receive cash consideration for their shares of Cypress Bankshares common stock (or that elect cash consideration where the limitation on the maximum cash consideration payable in the Merger is exceeded) will become shareholders of Alabama National. Cypress Bankshares is a Florida corporation governed by the Florida Business Corporation Act (“FBCA”), and Cypress Bankshares’ Articles of Incorporation and Bylaws. Alabama National, on the other hand, is a Delaware corporation governed by the Delaware General Corporation Law (“DGCL”), and Alabama National’s Restated Certificate of Incorporation and Bylaws. Certain significant differences exist between the rights of Cypress Bankshares shareholders and those of Alabama National shareholders. The differences deemed material by Cypress Bankshares and Alabama National are summarized below.

The following discussion is necessarily general, and it is not intended to be a complete statement of all differences affecting the rights of shareholders under the laws of the FBCA and the DGCL, or the rights of such persons under Alabama National’s Restated Certificate of Incorporation and Bylaws and Cypress Bankshares’ Articles of Incorporation and Bylaws. Nor is the identification of certain specific differences meant to indicate that other differences do not exist. The following summary is qualified in its entirety by reference to the FBCA and the DGCL, as well as to Alabama National’s Restated Certificate of Incorporation and Bylaws and Cypress Bankshares’ Articles of Incorporation and Bylaws.

Shareholder Meetings

Special Meetings. Under the Cypress Bankshares Bylaws, a special meeting of shareholders may be called for any purpose at any time upon the request of the Lead Director, the Chief Executive Officer, the President, the board of directors, or the holders of not less than 10% of the outstanding stock.

Under the DGCL, shareholders of Delaware corporations do not have a right to call special meetings unless such right is conferred upon the shareholders in the corporation’s certificate of incorporation or bylaws. Alabama National’s Restated Certificate of Incorporation does not confer to its shareholders the right to call a special shareholders meeting.

Notice of Meetings. Under Delaware and Florida law, shareholders generally must be provided written notice of a shareholders meeting not less than 10 days nor more than 60 days prior to a meeting. However, under Delaware law, in the case of a shareholder meeting called to vote on a merger, consolidation or sale of substantially all of the assets of the corporation, shareholders must be given written notice of not less than 20 days before the meeting.

The Bylaws of Alabama National provide for shareholder notice consistent with Delaware law, and the Bylaws of Cypress Bankshares provide for shareholder notice of not less than ten (10) days prior to any shareholders meeting.

Written Consents of Shareholders

Under the FBCA and the DGCL, the shareholders may take action without a meeting if a consent in writing to such action is signed by the shareholders having the minimum number of votes that would be necessary to take such action at a meeting, unless prohibited in the articles or certificate of incorporation. Cypress Bankshares’ Articles and Bylaws do not prohibit such action by written consent. On the other hand, Alabama National’s Restated Certificate of Incorporation specifically limits shareholder action to annual or special meetings and denies shareholder action by written consent in lieu of a meeting.

Election of Directors

Cypress Bankshares. Under the Bylaws of Cypress Bankshares, members of the board of directors are elected by the shareholders at each special meeting of the shareholders and serve until the next special meeting or until their successors have been elected or appointed. Directors are elected by a plurality of the votes cast at a meeting at which a quorum is present. When any vacancy occurs among the directors, a majority of the remaining members of the board may appoint a director to fill such vacancy at any regular or special meeting of the board.

Alabama National. Under the DGCL, the directors of a corporation shall be elected by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present, unless the articles or certificate of incorporation provides for cumulative voting. Alabama National’s Restated Certificate of Incorporation does not provide for cumulative voting.

Removal of Directors

Cypress Bankshares. Under the FBCA, and if cumulative voting is not authorized, as in the case of Cypress Bankshares, once a director has been elected, he or she may be removed by the shareholders if the number of votes cast to remove him or her is greater than the number of votes cast not to remove him or her, unless the articles of incorporation provide that directors may be removed only for cause. Cypress Bankshares’ Articles do not contain a provision requiring removal of a director only for cause.

Alabama National. Under the DGCL, a majority of the shares entitled to vote may affect a removal of a director with or without cause.

Shareholder Approval of Mergers

Cypress Bankshares. The FBCA provides that certain mergers, consolidations, and sales of substantially all of the assets of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon.

Alabama National. The DGCL permits a merger to become effective without the approval of the surviving corporation’s shareholders provided certain requirements are met. Under the DGCL, if the articles of incorporation of the surviving corporation do not change following the merger, the amount of the surviving corporation’s common stock to be issued or delivered under the plan of merger does not exceed 20% of the total shares of outstanding voting stock immediately prior to the acquisition, and the board of directors of the surviving corporation adopts a resolution approving the plan of merger, no shareholder approval is required.

Where shareholder approval is required under the DGCL a merger can generally be approved by a majority vote of the outstanding shares of capital stock of each class entitled to vote thereon, unless the certificate or articles of incorporation require a greater vote. If the proposed merger or other business combination were to involve an “interested person” or “affiliated transaction,” however, the DGCL imposes supermajority approval requirements with certain qualifications. The Alabama National Restated Certificate of Incorporation does not contain any supermajority requirements. See also “—Anti-Takeover Laws.”

Shareholder Approval of Asset Sales

Under the DGCL and the FBCA, a corporation may sell, lease, exchange or otherwise dispose of all, or substantially all, of its property and assets, otherwise than in the usual and regular course of its business, only with the approval of the holders of a majority of the outstanding shares of the corporation entitled to vote thereon, unless the certificate or articles of incorporation (or bylaws in Delaware) require a greater vote. Alabama National’s Restated Certificate of Incorporation and Bylaws and Cypress Bankshares’ Articles of Incorporation and Bylaws do not require a greater vote.

Amendments to the Articles or Certificate of Incorporation and Bylaws

Cypress Bankshares. The FBCA requires amendments to the articles of incorporation to be approved by the shareholders of the corporation upon recommendation of the corporation’s board of directors. Unless the FBCA, the articles of incorporation, or the board of directors requires a greater vote or voting by groups, amendments to the articles of incorporation must be approved by a majority of the votes cast, a quorum being present.

The FBCA permits the Board of Directors and the shareholders to amend Cypress Bankshares’ Bylaws, with certain exceptions.

Alabama National. Unless the certificate of incorporation provides otherwise, Delaware law requires only the affirmative vote of a majority of all outstanding voting shares to effect certain amendments to the certificate of incorporation. Delaware law requires the shares of a class to vote separately on amendments in certain circumstances. Alabama National currently has no separate classes of stock.

The DGCL states that only the shareholders are entitled to amend the bylaws of a corporation unless the corporation’s certificate of incorporation also specifically grants such authority to the board of directors. Alabama National’s Restated Certificate of Incorporation permits the board of directors, as well as the shareholders, to amend Alabama National’s Bylaws.

Appraisal Rights

Cypress Bankshares. Under Florida law, holders of record of Cypress Bankshares common stock are entitled to appraisal rights. For a description of appraisal rights under Florida law, see “APPROVAL OF THE MERGER AGREEMENT — Appraisal Rights.”

Alabama National. Under the DGCL, a shareholder has the right, in connection with certain mergers or consolidations, to dissent from certain corporate transactions and receive the fair market value of his shares in cash in lieu of the consideration he otherwise would receive in the transaction. In order for a dissenting shareholder to assert his dissenters’ right, he must timely file a petition for appraisal with the Delaware Court of Chancery which will appraise the shares (excluding any appreciation or depreciation in the share price which occurs as a consequence of or in expectation of the transaction). In addition, a Delaware corporation can provide in its certificate of incorporation that appraisal rights are available to shareholders in certain other situations in which such rights are not otherwise available under Delaware law. No such provision is included in Alabama National’s Restated Certificate of Incorporation.

Under the DGCL, unless the certificate of incorporation provides otherwise, appraisal rights are not available to shareholders of a corporation if the shares are listed on a national securities exchange or quoted on the Nasdaq National Market or held of record by more than 2,000 shareholders and shareholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares:

(1)	shares of stock of the surviving or resulting corporation,

(2)	shares of stock of another corporation which is listed on a national securities exchange, quoted on the Nasdaq National Market or held of record by more than 2,000 shareholders,

(3)	cash in lieu of fractional shares described in (1) and (2) above, or

(4)	any combination of the consideration described in (1) through (3) above.

In addition, appraisal rights are not available to shareholders of a Delaware corporation in a merger if the corporation is the surviving corporation and no vote of its shareholders is required. Alabama National’s Restated Certificate of Incorporation does not contain any provision regarding shareholder appraisal rights.

Dividends

Cypress Bankshares. Florida law provides that dividends may be declared and paid only if, after giving it effect, the company is able to pay its debts as they become due in the usual course of business, and its total assets would be greater than the sum of its total liabilities plus the amount that would be needed if the company were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend.

Alabama National. Under Delaware law, a corporation can pay dividends to the extent of its surplus, and if no surplus is available, dividends can be paid to the extent of its net profits for the current and/or preceding fiscal year. Dividends cannot be declared, however, if the corporation’s capital has been diminished to an amount less than the aggregate amount of all capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Substantially all of the funds available for the payment of dividends by Alabama National are derived from its subsidiary banks, and there are various statutory limitations on the ability of such banks to pay dividends to Alabama National. See “RISK FACTORS—Restrictions on Dividends” and “WHERE YOU CAN FIND MORE INFORMATION.”

Preferred Stock

Cypress Bankshares. Florida law provides that, if authorized by the articles of incorporation, a corporation’s board of directors may issue preferred stock with certain rights and privileges. Cypress Bankshares’ Articles of Incorporation authorize it to issue up to 1,000,000 shares of preferred stock, which would have such designations and powers, preferences and rights and qualifications, limitations or restrictions as are determined by resolution adopted from time to time by the board of directors. No shares of preferred stock are outstanding.

Alabama National. Alabama National’s Restated Certificate of Incorporation has authorized the issuance of 100,000 shares of preferred stock of which the designations and powers, preferences and rights and qualifications, limitations or restrictions thereof, are undetermined until fixed by resolution of the board of directors. The purpose of such preferred stock is to provide the board of directors with the financial flexibility to raise additional capital through the issuance of senior securities and to provide the board of directors with the ability to respond to hostile takeover bids. By leaving the characteristics of the preferred stock undetermined until resolved by the board of directors, the board of directors is able to issue customized preferred stock to individuals or corporations in negotiated transactions at any time in the future without a vote of the shareholders. Such preferred stock also allows the board of directors to react quickly, in the case of a hostile bid, by issuing preferred stock with characteristics unfavorable to the hostile bidder in order to make such an acquisition less economical.

Preemptive Rights

Cypress Bankshares. Holders of Cypress Bankshares common stock have no preemptive rights to subscribe for additional shares that may be issued from time to time by Cypress Bankshares.

Alabama National. Under Delaware law, shareholders of a corporation are denied preemptive rights unless such rights are expressly granted to shareholders in the certificate of incorporation. The Restated Certificate of Incorporation of Alabama National does not provide for preemptive rights.

Limitation of Liability of Directors

Cypress Bankshares. Florida law protects all directors from liability to the corporation or shareholders for monetary damages for any statement, vote, decision or failure to act, regardless of whether or not a provision to that effect is included in the corporation’s articles of incorporation. The Florida law protection does not apply if the director breached or failed to perform his or her duties as a director, and the breach or failure constitutes a violation of the criminal law, a transaction from which the director derived an improper personal benefit, where the director’s actions constituted a conscience disregard for the best interests of the corporation, or an act committed in bad faith.

Alabama National. Subject to certain exceptions, Delaware law permits the certificate of incorporation or bylaws to include a provision that eliminates a director’s liability to shareholders for monetary damages for any breach of fiduciary duty as a director. The certificate of incorporation or bylaws, however, cannot eliminate the liability of a director for breach of the director’s duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; unlawful payment of dividends or unlawful stock purchase or redemption; or any transactions from which the director derived an improper personal benefit. The Restated Certificate of Incorporation of Alabama National includes a provision restricting such director liability to the extent permitted by the DGCL.

Indemnification of Directors

Under Delaware and Florida law, a corporation can indemnify its directors if a director acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation. Furthermore, Delaware and Florida law each allows for a corporation to indemnify its directors with respect to any criminal action or proceeding when the director had no reasonable cause to believe his conduct was unlawful. Indemnification is not allowed under either Delaware or Florida law if a director has been adjudged liable to the corporation.

Alabama National’s Bylaws authorizes the indemnification of its directors to the fullest extent permitted by law. Similarly, Cypress Bankshares’ Bylaws authorize indemnification of its directors to the fullest extent permitted under Florida law.

Anti-Takeover Laws

Affiliated Transactions and Certain Business Combinations. The FBCA requires that any “affiliated transaction,” which term includes a merger, sale of significant assets of the corporation and similar extraordinary corporate transactions, between the corporation and an interested shareholder (generally defined as any person who is the beneficial owner of more than ten percent (10%) of the outstanding voting shares of the corporation) be approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation other than the shares beneficially owned by the interested shareholder. The voting requirements of the FBCA will not apply, however, to an affiliated transaction if: (a) the affiliated transaction has been approved by a majority of the corporation’s disinterested directors; (b) the corporation has not had more than 300 shareholders at any time during the preceding three years; (c) the interested shareholder has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five (5) years; (d) the interested shareholder is the beneficial owner of at least ninety percent (90%) of the outstanding voting shares of the corporation; or (e) certain fair price requirements have been met. The statute also provides that the restrictions contained therein shall not apply to any corporation whose articles of incorporation or bylaws contain a provision expressly electing not to be governed thereby. The Cypress Bankshares Articles of Incorporation do not contain such a provision.

The DGCL similarly prohibits a corporation from entering into certain “business combinations” between the corporation and an “interested shareholder” (generally defined as any person who is the beneficial owner of more than 15% of the outstanding voting shares of the corporation), unless the corporation’s Board of Directors has previously approved either (a) the business combination in question or (b) the stock acquisition by which such interested shareholder’s beneficial ownership interest reached 15%. The prohibition lasts for three years from the date the interested shareholder’s beneficial ownership reached 15%. Notwithstanding the preceding, the DGCL allows a corporation to enter into a business combination with an interested shareholder if: (a) the business combination is approved by the corporation’s Board of Directors and is authorized by an affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested shareholder, or (b) such interested shareholder owned at least 85% of the outstanding voting stock of the corporation at the time the transaction commenced. The statute also provides that the restrictions contained therein shall not apply to any corporation whose certificate of incorporation contains a provision expressly electing not to be governed thereby. The Alabama National Restated Certificate of Incorporation does not contain such a provision.

Control Share Regulation. Unless the articles of incorporation or bylaws provide otherwise, the FBCA restricts the voting rights of a person who acquires “control shares” in an “issuing public corporation.” “Control shares” are defined under the FBCA as those shares that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person to exercise the voting power of the corporation in the election of directors within any of the following ranges of voting power: (a) one-fifth or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. An “issuing public corporation” is a corporation that has: (a) 100 or more shareholders; (b) its principal place of business, its principal office or substantial assets within Florida; and (c) either (i) more than ten percent (10%) of its shareholders reside in Florida, (ii) more than ten percent (10%) of its shares are owned by Florida residents, or (iii) 1,000 shareholders reside in Florida. However, Florida’s “control share” anti-takeover statute does not apply to a merger transaction that is subject to shareholder approval. The effect of this statute is discussed below only to illustrate the differences between Delaware and Florida law. Delaware does not have a similar control share statute.

If a control share acquisition has been made, the control shares have no voting rights unless the holders of a majority of shares (other than those held by the acquirer and the corporation’s officers and employee-directors) grant voting rights to those shares by resolution. Any person who proposes to make or has made a control share acquisition (an “Acquirer”) may, at his or her election, deliver an acquiring person statement to the issuing public corporation setting forth certain information concerning the Acquirer and the acquisition of his shares, together with a request for a shareholders meeting to determine his voting rights, which meeting must be held within fifty (50) days of the date of the request. The Acquirer must pay the expenses of the shareholders meeting.

If an Acquirer acquires a majority of the outstanding shares of the corporation and is granted full voting rights pursuant to the procedure outlined above, the other shareholders of the corporation have appraisal rights to require the corporation to purchase their shares for a “fair value.” The term “fair value” is defined as a value not less than the highest price paid per share by the acquirer in the control share acquisition.

CERTAIN INFORMATION CONCERNING ALABAMA NATIONAL

General

Alabama National is a registered bank holding company subject to supervision and regulation by the Federal Reserve and is a corporation organized under the laws of the State of Delaware. Its main office is located at 1927 First Avenue North, Birmingham, Alabama 35203 (Telephone Number: 205/583-3600).

As a bank holding company, Alabama National operates 69 locations through twelve bank subsidiaries in Alabama, Florida and Georgia. The largest subsidiary for the holding company is Birmingham-based National Bank of Commerce (“NBC”). Other Alabama subsidiaries include: First American Bank in Decatur/Huntsville, Athens and Auburn/Opelika; First Citizens Bank in Talladega; Bank of Dadeville; Alabama Exchange Bank in Tuskegee and First Gulf Bank in Baldwin County. Florida subsidiaries are: Citizens & Peoples Bank, N.A. in Pensacola; Community Bank of Naples, N.A.; Millennium Bank in Gainesville; Peoples State Bank in Groveland; and Public Bank in metropolitan Orlando and Vero Beach. Alabama National has one subsidiary in Georgia, Georgia State Bank in metropolitan Atlanta. Alabama National provides full banking services to individuals and businesses. Brokerage services are provided to customers through NBC’s wholly-owned subsidiary, NBC Securities, Inc. Insurance services are provided through Alabama National Insurance Services, Inc., a wholly owned subsidiary of First American Bank.

At September 30, 2003, Alabama National had total assets of approximately $3.85 billion, total deposits of approximately $2.75 billion, total net loans of approximately $2.55 billion and total shareholders’ equity of approximately $272.1 million. Additional information about Alabama National is included in documents incorporated by reference in this proxy statement-prospectus. See “SUMMARY—Alabama National Selected Consolidated Financial Data” and “WHERE YOU CAN FIND MORE INFORMATION.”

Recent Developments

On October 22, 2003, Alabama National and Indian River Banking Company, headquartered in Vero Beach, Florida, signed a definitive agreement providing for the acquisition of Indian River by Alabama National. Under the agreement, Indian River will be merged with and into Alabama National, and Indian River’s bank subsidiary, Indian River National Bank, will become a wholly owned subsidiary of Alabama National. Following the acquisition, Indian River National Bank will continue to operate under its existing name, management, and board of directors. The acquisition is subject to regulatory approval, Indian River shareholder approval, and certain other conditions. Alabama National expects the transaction to close during the first quarter of 2004.

Under the terms of the merger agreement, Alabama National will issue 0.9408 shares of Alabama National common stock for each Indian River share. This exchange ratio could adjust upward within certain limits upon a decrease in the market price of Alabama National common stock prior to closing. Options to purchase Indian River common stock will be converted into options to purchase Alabama National common stock. In addition, Indian River shareholders will have the option to elect to receive cash for up to 10% of the total consideration. Assuming that all Indian River shareholders elect to receive Alabama National common stock in this transaction and the stock price of Alabama National common stock remains above $48.00 per share, a total of 2,237,544 shares and share equivalents will be issued to Indian River shareholders upon the closing of this transaction.

As of September 30, 2003, Indian River had assets of approximately $520 million. Its primary subsidiary, Indian River National Bank, was founded in 1985, and serves its customer base through eight offices located in Indian River County and Brevard County, Florida. Alabama National has filed a Current Report on Form 8-K dated October 23, 2003, that provides additional information concerning the proposed acquisition of Indian River and a copy of the definitive agreement relating thereto. This Current Report on Form 8-K is incorporated into this proxy statement-prospectus by reference. See “WHERE YOU CAN FIND MORE INFORMATION.”

Additional Information

Information relating to executive compensation, various benefit plans, voting securities and the principal holders of voting securities, relationships and related transactions and other related matters as to Alabama National is incorporated by reference or set forth in Alabama National’s Annual Report on Form 10-K for the year ended December 31, 2002 which is incorporated into this document by reference. See “WHERE YOU CAN FIND MORE INFORMATION.”

CERTAIN INFORMATION CONCERNING CYPRESS BANKSHARES, INC.

Business

Cypress Bankshares was incorporated under the laws of the State of Florida on August 29, 2002. Cypress Bank commenced operations in 1999. Cypress Bankshares is a registered bank holding company and owns all of the outstanding shares of Cypress Bank. Cypress Bank is a Florida state chartered bank whose deposits are insured under the Federal Deposit Insurance Act up to applicable limits. It is not a member of the Federal Reserve System. Cypress Bank’s deposits are insured by the FDIC through the Bank Insurance Fund to the extent provided by law. Cypress Bank is regulated and examined primarily by the State of Florida and by the FDIC.

Cypress Bank commenced operations on September 27, 1999 headquartered in Palm Coast, Florida. Historically, the greater Palm Coast area has been served both by large banks headquartered out of state as well as a number of community banks offering a higher level of personal attention, recognition and service. Cypress Bank’s target market is consumers, small businesses and professionals. The small business customer (typically a commercial entity with sales of $10 million or less) has the opportunity to generate significant revenue for banks yet is generally underserved by large bank competitors. These customers generally provide greater profitability opportunities than the average retail customer.

As of September 30, 2003, Cypress Bank had approximately $110 million in total assets, $100 million in deposits, and $69 million in loans.

Lending Activities

Cypress Bank’s loans are concentrated in three major areas: commercial loans, real estate loans, and installment loans. A majority of Cypress Bank’s loans are made on a secured basis, inclusive of loans secured by first or second mortgages on residential or commercial real estate located in Flagler County.

Cypress Bank’s commercial loans include loans to individuals and small-to-medium sized businesses located primarily in Flagler County for working capital, equipment purchases, and various other business purposes. A majority of Cypress Bank’s commercial loans are secured by inventory, equipment or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed rates of interest; however, it is Cypress Bank’s policy that those loans which will have terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

Cypress Bank’s real estate loans are secured by mortgages and consist primarily of loans to individuals and businesses for the purchase, improvement of or investment in real estate and for various other consumer and business purposes (whether or not related to the real estate securing them). Cypress Bank also engages in lending to individuals and builders for the construction of single-family residences. These real estate loans may be made at fixed or variable interest rates. Cypress Bank generally does not make commercial real estate loans for terms exceeding five years, but does make loans repayable in monthly installments based on up to a 25-year amortization schedule which become payable in full and are generally refinanced in three to five years. Cypress Bank’s residential real estate loans generally are repayable in monthly installments based on up to a 30-year amortization schedule with variable interest rates; however, most loans are established with a short term call.

Cypress Bank’s installment loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but installment loans also may be made on an unsecured basis. Installment loans are made at fixed and variable interest rates, and may be made based on up to a five-year amortization schedule but which become payable in full and are generally refinanced in three to five years.

Deposit Activities

Cypress Bank’s deposit services include business and individual checking accounts, savings accounts, NOW accounts, certificates of deposit and market-rate checking accounts. Cypress Bank does not accept brokered deposits.

Other Services

Cypress Bank provides most other traditional commercial and consumer banking services, including safe deposit services, and also issues automated teller cards, which allow access to regional ATM networks and permit Cypress Bank’s depositors to access their funds on a 24-hour basis in areas outside Cypress Bank’s present geographic market.

Investments

Cypress Bank invests a portion of its assets in U.S. Treasury and U.S. Government agency obligations, investment grade corporate bonds, certificates of deposit and sales of federal funds. Cypress Bank’s investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at minimal risks while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits.

Cypress Bank monitors changes in financial markets in order to maximize the yield on its investment opportunities in such markets. In addition to investments for its portfolio, Cypress Bank monitors its daily cash position to insure that all available funds earn interest at the earliest possible date. A portion of the investment account is designated as secondary reserves and invested in liquid securities that can be readily converted to cash with minimum risk of market loss. These investments usually consist of U.S. Treasury obligations, U.S. Government agencies and federal funds. The remainder of the investment account may be placed in investment securities of different type and longer maturity. Daily surplus funds are sold in the federal funds market for one business day. Cypress Bank attempts to stagger the maturities of its securities so as to produce a steady cash-flow in the event Cypress Bank needs cash, or economic conditions change to a more favorable rate environment.

Property

Cypress Bank’s main office is located at 21 Cypress Point Parkway in Palm Coast, Florida, and it operates a branch office at 205 North Central Avenue, Flagler Beach, Florida. Cypress Bank owns its two offices. Cypress Bank recently purchased a lot in Palm Coast, east of Interstate 95, for a future branch location.

Management

The Board of Directors of Cypress Bankshares is comprised of ten individuals, all of whom also serve as directors of Cypress Bank. The directors serve until the next succeeding annual meeting of shareholders and until their successors are duly elected and qualified.

The following table sets forth certain information regarding each director of Cypress Bankshares and Cypress Bank.

Name	Principal Occupation or Employment
Albert W. Baylor	Contractor

Michael D. Chiumento	Attorney

C. Scott Crews	Investor

Thomas L. Gibbs	Automobile Dealer

Gerald P. Keyes	Accountant

James M. McNab	Restaurant Owner

Michael G. Morello, Jr.	HVAC Contractor

Bruce E. Page	Chief Executive Officer of Cypress Bankshares and Cypress Bank

Edwin E. Prevatte, M.D.	Physician

James E. Weite, Jr.	President of Cypress Bankshares and Cypress Bank

Legal Proceedings

Cypress Bank is a party to various legal proceedings in the ordinary course of its business, including proceedings to collect loans or enforce security interests. In the opinion of management of Cypress Bank, none of these legal proceedings currently pending will, when resolved, have a material adverse effect on the financial condition or the results of operations of Cypress Bank.

Employees

At September 30, 2003, Cypress Bank employed 22 full-time employees, including its executive officers, and two part-time employees. The employees of Cypress Bank are not represented by a collective bargaining unit. Cypress Bank considers its relations with its employees to be good.

Information About Voting Securities and Principal Holders Thereof

Market Price and Dividends. Cypress Bankshares common stock is not traded on any exchange and there is no established public trading market for Cypress Bankshares common stock. As of December 31, 2003, there were 322 record holders of Cypress Bankshares’ common stock.

Cypress Bankshares has not paid a cash dividend to its shareholders. Cypress Bankshares’ ability to declare and pay dividends is subject to the restrictions of the Merger Agreement. See “EFFECT OF MERGER ON RIGHTS OF SHAREHOLDERS—Dividends,” for a discussion of the present restrictions on the payment of dividends of Cypress Bankshares’ common stock, and the restrictions which will limit the future payment of dividends on Cypress Bankshares’ common stock upon consummation of the Merger.

Security Ownership of Certain Beneficial Owners and Management. The following table sets forth, as of the Record Date, (i) the names and addresses of each beneficial owner of more than 5% of Cypress Bankshares common stock showing the amount and nature of such beneficial ownership, (ii) the names of each director and executive officer of Cypress Bankshares and the number of shares of Cypress Bankshares common stock owned beneficially by each of them, and (iii) the number of shares of Cypress Bankshares common stock owned beneficially by all directors and executive officers as a group.

Name of Beneficial Owner	Number of Shares(1)	Percent of Class(1)
Bruce Page	31,910	4.12%
James Weite	31,910	4.11
Thomas Hury	3,000	0.39
A. W. Baylor	22,429	2.92
Michael Chiumento	21,886	2.85
C. Scott Crews	19,795	2.58
Thomas Gibbs	22,886	2.98
Gerald P. Keyes	18,386	2.39
James McNab	23,795	3.10
Michael Morello, Jr.	20,886	2.72
Edwin Prevatte, M.D.	21,947	2.86

All directors and officers as a group (11 persons)	238,830	30.05

(1)	In accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, a person is deemed to be the beneficial owner of a security for purposes of the rule if he or she has common stock voting power or dispositive power with respect to such security or has the right to acquire such ownership within sixty days. As used herein, “voting power” is the power to vote or direct the voting of common stock, and “dispositive power” is the power to dispose or direct the disposition of common stock, irrespective of any economic interest therein.

The number of shares shown and the number of shares used in calculating the percentage ownership for a given individual or group, includes the following shares: 7,363 for Mr. Page, 9,863 for Mr. Weite, 1,650 for Mr. Baylor, 1,150 for Mr. Chiumento, 1,050 for Mr. Crews, 1,250 for Mr. Gibbs, 1,750 for Mr. Keyes, 1,450 for Mr. McNab, 1,250 for Mr. Morello and 1,350 for Mr. Prevatte. These amounts represent shares the individual may acquire in connection with presently exercisable stock options.

SHAREHOLDER PROPOSALS

If the Merger is completed, Cypress Bankshares’ shareholders that do not elect to receive each consideration for their shares of Cypress Bankshares common stock (or who elect cash consideration where the limitation on the maximum cash consideration payable in the Merger is exceeded) will become shareholders of Alabama National. Alabama National expects to hold its next annual meeting of shareholders after the Merger during May 2004. It is past the deadline for proposals of Alabama National shareholders to be considered for inclusion in Alabama National’s proxy materials related to such meeting.

A shareholder must notify Alabama National before February 11, 2004 of a proposal for the 2004 annual meeting which the shareholder intends to present other than by inclusion in Alabama National’s proxy material. If Alabama National does not receive such notice prior to February 11, 2004, proxies solicited by the Alabama National board of directors will be deemed to have conferred discretionary authority to vote upon any such matter. Any proposal must be submitted in writing by Certified Mail - Return Receipt Requested, to Alabama National BanCorporation, Attention: John H. Holcomb, III, 1927 First Avenue North, Birmingham, Alabama 35203.

LEGAL MATTERS

The legality of the Alabama National common stock to be issued in the Merger will be passed upon by Maynard, Cooper & Gale, P.C., Birmingham, Alabama (“Maynard, Cooper”). As of December 17, 2003, attorneys in the law firm of Maynard, Cooper owned an aggregate of 36,283 shares of Alabama National common stock.

Certain legal matters in connection with the Merger will be passed upon for Cypress Bankshares by Smith Mackinnon, P.A., Orlando, Florida.

Maynard, Cooper has rendered an opinion with respect to the federal tax consequences of the Merger. See “APPROVAL OF THE MERGER AGREEMENT—Federal Income Tax Consequences.”

EXPERTS

The consolidated financial statements incorporated in this proxy statement-prospectus by reference to the Annual Report on Form 10-K of Alabama National for the year ended December 31, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Alabama National files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any reports, statements or other information that the company files with the SEC at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet worldwide web site maintained by the SEC at “http://www.sec.gov.” In addition, Alabama National common stock is traded on the Nasdaq Stock Market. Reports, proxy statements and other information should also be available for inspection at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 70006.

Alabama National filed a Registration Statement on Form S-4 (the “Registration Statement”) to register with the SEC the Alabama National common stock to be issued to Cypress Bankshares’ shareholders in the Merger. This proxy statement-prospectus is a part of that Registration Statement and constitutes a prospectus of Alabama National. As allowed by SEC rules, this proxy statement-prospectus does not contain all the information you can find in Alabama National’s Registration Statement.

The SEC allows Alabama National to “incorporate by reference” information into this proxy statement-prospectus, which means that the company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement-prospectus, except for any information superseded by information contained directly in this proxy statement-prospectus or in later filed documents incorporated by reference in this proxy statement-prospectus.

This proxy statement-prospectus incorporates by reference the documents set forth below that Alabama National has previously filed with the SEC. These documents contain important information about Alabama National. Some of these filings have been amended by later filings, which are also listed.

Alabama National SEC Filings (File No. 0-25160)

1.	Annual Report on Form 10-K for the year ended December 31, 2002, as amended by the Report on Form 10-K/A filed on August 1, 2003.

2.	Quarterly Reports on Form 10-Q for the periods ended March 31, 2003, June 30, 2003 and September 30, 2003.

3.	Current Report on Form 8-K filed on October 23, 2003.

4.	The description of Alabama National’s common stock contained in Alabama National’s Registration Statement on Form 8-A filed with the SEC on November 21, 1994.

Alabama National also incorporates by reference additional documents that may be filed with the SEC between the date of this proxy statement-prospectus and the date of the Special Meeting of Cypress Bankshares shareholders or the termination of the Merger Agreement. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (other than Current Reports on Form 8-K furnished to the SEC pursuant to Item 12 of Form 8-K), as well as proxy statements.

Alabama National has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to Alabama National, and Cypress Bankshares has supplied all such information relating to Cypress Bankshares.

Registered Cypress Bankshares shareholders who have further questions about their share certificates or the exchange of their Cypress Bankshares common stock for Alabama National common stock or cash should call the Exchange Agent at 1-800-568-3476.

You can obtain any of the documents incorporated by reference from Alabama National, the SEC or the SEC’s Internet web site as described above. Documents incorporated by reference are available from Alabama National without charge. Cypress Bankshares’ shareholders may obtain documents incorporated by reference in this proxy statement-prospectus by requesting them in writing or by telephone at the following address:

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Attn: Corporate Secretary, Kimberly Moore

Telephone: (205) 583-3600

Disclosure of detailed financial information of Cypress Bankshares is not included in this proxy statement-prospectus and is not required to be disclosed under the SEC rules governing this proxy statement-prospectus. Cypress Bankshares provides annual financial statements to its shareholders. Such financial information is available upon request from Cypress Bankshares by requesting it in writing or by telephone at the following address:

Cypress Bankshares, Inc.

21 Cypress Point Parkway

Palm Coast, Florida 32164

Attn: Bruce Page or James Weite

Telephone: (386) 445-9344

You should rely only on the information contained or incorporated by reference in this proxy statement-prospectus. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement-prospectus. This proxy statement-prospectus is dated January 7, 2004. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement-prospectus to shareholders nor the issuance of Alabama National common stock in the Merger creates any implication to the contrary.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and between

CYPRESS BANKSHARES, INC.

and

ALABAMA NATIONAL BANCORPORATION

Dated as of

October 14, 2003

11.12	Severability	A-57
11.13	Construction of Terms	A-57
11.14	Schedules	A-57
11.15	Exhibits and Schedules	A-57
11.16	No Third Party Beneficiaries	A-57

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 14, 2003, by and between CYPRESS BANKSHARES, INC. (“CBI”), a corporation organized and existing under the laws of the State of Florida, with its principal office located in Palm Coast, Florida, and ALABAMA NATIONAL BANCORPORATION (“ANB”), a corporation organized and existing under the laws of the State of Delaware, with its principal office located in Birmingham, Alabama.

Preamble

The Boards of Directors of CBI and ANB are of the opinion that the transactions described herein are in the best interests of the parties and their respective stockholders. This Agreement provides for the merger (“Merger”) of CBI with and into ANB. At the Effective Time of such Merger, the outstanding shares of the capital stock of CBI shall be converted into the right to receive shares of the common stock of ANB (except as provided herein). As a result, stockholders of CBI shall become stockholders of ANB, and ANB shall continue to conduct the business and operations of CBI. The Merger is subject to the approvals of the stockholders of CBI, the Florida Department of Financial Services and the Federal Reserve Board, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that, for federal income tax purposes, the merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.

Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

ARTICLE 1

TRANSACTIONS AND TERMS OF MERGER

1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, CBI shall be merged with and into ANB in accordance with the provisions of Section 252 of the DGCL and Section 607.1107 of the FBCA and with the effect provided in Sections 259 and 261 of the DGCL and the applicable provisions of the FBCA (the “Merger”). ANB shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of Delaware. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the ANB Board and the CBI Board.

1.2 Time and Place of Closing. The place of Closing shall be at the offices of Maynard, Cooper & Gale, P.C., Birmingham, Alabama, or such other place as may be mutually agreed upon by the Parties. The Closing will take place at 9:00 A.M. Central Standard Time on such date and time as the Parties, acting through their chief executive officers, presidents, or chief financial officers, may mutually agree. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the chief executive officers, presidents, or chief financial officers of each Party, the Closing shall occur on the last business day of the month in which the closing conditions set forth in Article 9 below have been satisfied (or waived pursuant to Section 11.4 of this Agreement).

1.3 Effective Time. The Merger and other transactions provided for in this Agreement shall become effective: (a) on the date and at the time that the later of the following shall occur: (i) the Certificate of Merger reflecting the Merger shall be accepted for filing by the Secretary of State of Delaware, and (ii) the Articles of Merger reflecting the Merger shall be accepted for filing by the Secretary of State of Florida, or (b) on such date and at such time subsequent to the date and time established pursuant to subsection 1.3(a) above as may be specified by the Parties in the Certificate of Merger and Articles of Merger (provided that such subsequent date and time shall not be later than a time on the 30th day after the date that the Certificate of Merger is filed) (such time is hereinafter referred to as the “Effective Time”). Unless ANB and CBI otherwise mutually agree in writing, the Parties shall use their commercially reasonable efforts to cause the Effective Time to occur on the date of Closing.

ARTICLE 2

EFFECT OF MERGER

2.1 Certificate of Incorporation. The Restated Certificate of Incorporation of ANB in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation immediately following the Effective Time.

2.2 Bylaws. The Bylaws of ANB in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation immediately following the Effective Time, until otherwise amended or repealed.

2.3 Directors. The directors of the Surviving Corporation from and after the Effective Time shall consist of the incumbent directors of ANB.

ARTICLE 3

CONVERSION OF CONSTITUENTS’ CAPITAL SHARES

3.1 Manner of Converting Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any further action on the part of ANB, CBI or the holders of any shares thereof, the shares of the constituent corporations shall be converted as follows:

(a) each share of ANB Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

(b) (1) Subject to the potential adjustment provided for in Section 3.1(b)(2) and/or Section 3.2 below, each share of CBI Common Stock (excluding shares held by any CBI Company, other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by stockholders who perfect their dissenters’ rights of appraisal as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.6412 shares of ANB Common Stock (as such may be adjusted pursuant to the terms of this Agreement, the “Exchange Ratio”); provided that, subject to the election rights set forth in Section 3.1(c) below, each holder of CBI Common Stock shall have an opportunity to elect to receive cash consideration for such holder’s shares of CBI Common Stock in lieu of receiving ANB Common Stock.

(2) (i) If the Average Quoted Price is equal to or less than $48.00, then the Exchange Ratio automatically shall be increased to an amount to be determined in accordance with the following table:

Average Quoted Price	Adjusted Exchange Ratio
Equal to or less than $48.00, and greater than $47.00	0.6447

Equal to or less than $47.00, and greater than $46.00	0.6482

Equal to or less than $46.00, and greater than $45.00	0.6517

Equal to or less than $45.00, and greater than $44.00	0.6552

Equal to or less than $44.00, and greater than $43.00	0.6587

Equal to or less than $43.00, and greater than $42.00	0.6622

Equal to or less than $42.00	0.6657

(ii) For purposes of this Agreement, the term “Dollar Equivalent Per Share Consideration” shall be a dollar amount (rounded to the nearest cent) equal to the product of (A) the Average Quoted Price multiplied by (B) the Exchange Ratio (as such may be adjusted). For example, if the Average Quoted Price were $42.00, the Dollar Equivalent Per Share Consideration would be $27.96. Notwithstanding the adjustment procedure provided for in Section 3.1(b)(2)(i) above, if the Average Quoted Price is less than $42.00 (and, therefore, the Dollar Equivalent Per Share Consideration is less than $27.96), the CBI Board may terminate this Agreement by providing written notice thereof to the Chief Executive Officer of ANB prior to the Closing; provided, however, that, within 5 business days of receiving any such written notice from the CBI Board, ANB may, at its sole option and election, void such termination by either (X) increasing the Exchange Ratio to an amount equal to the quotient (rounded to the nearest one ten thousandth) of $27.96 (the “Minimum Dollar Equivalent Per Share Consideration”) divided by the Average Quoted Price, such that the Dollar Equivalent Per Share Consideration is at least $27.96, or (Y) with respect to each share of CBI Common Stock to be converted into shares of ANB Common Stock pursuant to Section 3.1(b)(1) above or into cash consideration pursuant to Section 3.1(c) below, paying the holder thereof additional consideration in an amount of cash equal to the difference of (I) the Minimum Dollar Equivalent Per Share Consideration minus (II) the product (rounded to the nearest cent) of (x) the Average Quoted Price multiplied by 0.6657. The aggregate of such cash payments, if any, is hereinafter referred to as the “Additional Optional Cash Consideration.” For example, if the Average Quoted Price were $40.00, the CBI Board provided a notice of termination, and ANB elected to void such termination, ANB would be required to either increase the Exchange Ratio to at least 0.6990 (i.e., the quotient of $27.96 divided by $40.00) or make a cash payment of $1.33 (i.e., the difference in $27.96 and $26.63) for each share of CBI Common Stock to be converted into shares of ANB Common Stock.

(c) (1) Holders of CBI Common Stock shall be provided with an opportunity to elect to receive cash consideration in lieu of receiving ANB Common Stock in the Merger, in accordance with the election procedures set forth below. Holders who elect to receive cash in lieu of exchanging their shares of CBI Common Stock for ANB Common Stock as specified below shall receive, for each share of CBI Common Stock that is so converted, an amount in cash (the “Per Share Cash Consideration”) equal to the product of the Average Quoted Price multiplied by the Exchange Ratio (as such may be adjusted pursuant to the terms of this Agreement). Notwithstanding the preceding sentence, the aggregate Per Share Cash Consideration that ANB is obligated to pay to satisfy such elections (the “Maximum Cash Amount”) shall not exceed 10% (unless and to the extent that ANB determines in its sole discretion to increase such amount to a percentage not in excess of 25%) of the sum of (i) the product of (A) the number of shares of ANB Common Stock to be issued in the Merger to holders of outstanding shares of CBI Common Stock as of the Effective Time multiplied by (B) the Average Quoted Price, and (ii) the aggregate Per Share Cash Consideration, and (iii) the Additional Optional Cash Consideration (if any).

(2) ANB will use its commercially reasonable efforts to cause the Exchange Agent to mail an election form in such form as ANB and CBI shall mutually agree (the “Election Form”) with or following the issuance of the Proxy Statement/Prospectus and at least 20 days prior to the date of the CBI Stockholders’ Meeting or on such other date as ANB and CBI shall mutually agree (the “Mailing Date”) to each holder of record of CBI Common Stock for such CBI Stockholders’ Meeting. Each Election Form shall permit a holder (or the beneficial owner through appropriate and customary documentation and instructions) of CBI Common Stock to elect to receive cash with respect to all or a portion of such holder’s CBI Common Stock (the shares as to which the election is made being referred to as “Cash Election Shares”).

(3) Any shares of CBI Common Stock with respect to which the holder shall not have submitted to the Exchange Agent an effective, properly completed Election Form prior to 5:00 p.m. Eastern Time on the day before the CBI Stockholders’ Meeting (or such other time and date as ANB and CBI may mutually agree) (the “Election Deadline”) shall be converted into ANB Common Stock at the Effective Time, as set forth in Section 3.1(b) of this Agreement (such shares being referred to as “No Election Shares”).

(4) Any Election Form may be revoked or changed by the person submitting such Election Form at or prior to the Election Deadline. In the event an Election Form is revoked and a replacement Election Form not submitted prior to the Election Deadline, the shares of CBI Common Stock represented by such Election Form shall become No Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. Neither ANB nor the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form.

(5) Within 5 business days after the Election Deadline, unless the Effective Time has not yet occurred, in which case as soon thereafter as practicable, ANB shall use commercially reasonable efforts to cause the Exchange Agent to effect the allocation among the holders of CBI Common Stock in accordance with the Election Forms as follows:

(i) Cash Elections Less Than or Equal to the Maximum Cash Amount. If the amount of cash that would be paid upon conversion in the Merger of the Cash Election Shares (the “Potential Cash Payments”) is less than or equal to the Maximum Cash Amount, then:

(1) each Cash Election Share shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(c)(1); and

(2) each other share of CBI Common Stock, including each No Election Share, shall be converted into the right to receive ANB Common Stock pursuant to Section 3.1(b).

(ii) Cash Elections More Than the Maximum Cash Amount. If the amount of the Potential Cash Payments is greater than the Maximum Cash Amount, then:

(1) the number of Cash Election Shares designated by each holder of CBI Common Stock who properly submitted an Election Form shall be automatically reduced to that number of shares equal to the product of (A) the number of such holder’s Cash Election Shares designated in the Election Form and (B) a fraction, the numerator of which is the maximum number of Cash Election Shares allowable such that the amount of the Potential Cash Payments is equal to the Maximum Cash Amount, and the denominator of which is the total number of Cash Election Shares designated in the Election Forms;

(2) each Cash Election Share remaining after adjustment pursuant to sub-section (1) above shall be converted into the right to receive the Per Share Cash Consideration pursuant to Section 3.1(c)(1);

(3) each share of CBI Common Stock that would have been a Cash Election Share but for the adjustment pursuant to sub-section (1) above shall automatically be deemed to be a No Election Share; and

(4) each other share of CBI Common Stock, including each No Election Share, shall be converted into the right to receive ANB Common Stock pursuant to Section 3.1(b).

(d) At the Effective Time, all outstanding and unexercised options to purchase shares of CBI Common Stock pursuant to the CBI Stock Option Plans (each, a “CBI Option”) will cease to represent an option to purchase CBI Common Stock and will be converted automatically into options to purchase ANB Common Stock (each, an “ANB Option”), and ANB will assume each CBI Option subject to its terms, including any acceleration in vesting that will occur as a consequence of the Merger according to the instruments governing the CBI Option; provided, however, that after the Effective Time:

(i) the number of shares of ANB Common Stock purchasable upon exercise of each CBI Option will equal the product of (A) the number of shares of CBI Common Stock that were purchasable under the CBI Option immediately before the Effective Time and (B) the Exchange Ratio, rounded to the nearest whole share; and

(ii) the per share exercise price for each CBI Option will equal the quotient of (A) the per share exercise price of the CBI Option in effect immediately before the Effective Time divided by (B) the Exchange Ratio, rounded to the nearest cent.

Notwithstanding the foregoing, each CBI Option that is intended to be an “incentive stock option” (as defined in Section 422 of the IRC) will be adjusted in accordance with the requirements of Section 424 of the IRC. As of the date hereof, the CBI Options provide for the purchase of no more than an aggregate of 119,900 additional shares of CBI Common Stock. As soon as practicable after the Effective Time, ANB shall file a Registration Statement on Form S-8 (or any successor or other appropriate forms), with respect to the shares of ANB Common Stock subject to converted or substitute CBI Options and shall use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses associated therewith) for so long as such converted or substitute CBI Options remain outstanding.

(e) Assuming (i) that no holders of CBI Common Stock elect to receive cash in lieu of ANB Common Stock pursuant to the cash election procedures in Section 3.1(c) above, (ii) that no holders of CBI Common Stock exercise their rights under the Dissenter Provisions, and (iii) that there is no adjustment to the Exchange Ratio pursuant to Section 3.1(b)(2) above or Section 3.2 below, the holders of CBI Common Stock (including holders of CBI Options) shall have the right to receive, in the aggregate, a maximum of 543,765 shares of ANB Common Stock as a result of the Merger. As a result of an adjustment to the Exchange Ratio pursuant to Section 3.1(b)(2)(i) above and assuming no further adjustment under Section 3.1(b)(2)(ii), holders of CBI Common Stock (including holders of CBI Options) would be entitled to receive a minimum of 2,968 and a maximum of 20,777 additional shares of ANB Common Stock in the aggregate.

3.2 Anti-Dilution Provisions. In the event CBI changes the number of shares of CBI Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization or otherwise with respect to such stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio, the Minimum Dollar Equivalent Per Share Consideration, and the amounts and formulas contained in Section 3.1(b)(2)(ii) shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties. In the event ANB changes the number of shares of ANB Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor shall be prior to the Effective Time, the Exchange Ratio, the Average Quoted Price thresholds contained in Section

3.1(b)(2)(i) and Section 3.1(b)(2)(ii), the other amounts and formulas contained in Section 3.1(b)(2)(ii), and the share amounts included in Section 3.1(e) shall be proportionately adjusted as needed to preserve the relative economic benefit to the Parties.

3.3 Shares Held by CBI. Each of the shares of CBI Common Stock held by any CBI Company, other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

3.4 Dissenting Stockholders. Any holder of shares of CBI Common Stock who perfects his dissenters’ rights of appraisal in accordance with and as contemplated by Section 607.1320 of the FBCA (the “Dissenter Provisions”) shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting stockholder unless and until such dissenting stockholder has complied with the applicable provisions of the FBCA and surrendered to the Surviving Corporation the certificate or certificates representing the shares for which payment is being made; provided, further, nothing contained in this Section 3.4 shall in any way limit the right of ANB to terminate this Agreement and abandon the Merger pursuant to subsection 10.1(i) below. If any dissenting stockholder gives notice to CBI, CBI will promptly give ANB notice thereof, and ANB will have the right to participate in all negotiations and proceedings with respect to any such demands. CBI will not, except with the prior written consent of ANB, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. In the event that after the Effective Time a dissenting stockholder of CBI fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, the Surviving Corporation shall issue and deliver the consideration to which such holder of shares of CBI Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing shares of CBI Common Stock held by him.

3.5 Fractional Shares. No certificates or scrip representing fractional shares of ANB Common Stock shall be issued upon the surrender of certificates for exchange; no dividend or distribution with respect to ANB Common Stock shall be payable on or with respect to any fractional share; and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of ANB. In lieu of any such fractional share, ANB shall pay to each former stockholder of CBI who otherwise would be entitled to receive a fractional share of ANB Common Stock an amount in cash (without interest) determined by multiplying (a) the Average Quoted Price by (b) the fraction of a share of ANB Common Stock to which such holder would otherwise be entitled.

ARTICLE 4

EXCHANGE OF SHARES

4.1 Exchange Procedures. Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to the former stockholders of CBI appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of CBI Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). After completion of the allocation procedure set forth in Section 3.1(c)(5) and upon surrender of a certificate or certificates for exchange and cancellation to the Exchange Agent (such shares to be free and clear of all liens, claims and encumbrances), together with a properly executed letter of transmittal, the holder of such certificate or certificates shall be entitled to receive in exchange therefore: (a) a certificate representing that number of whole shares of ANB Common Stock which such holder of CBI Common Stock became entitled to receive pursuant to the provisions of Article 3 hereof and (b) a check representing the aggregate cash consideration, if any, which such holder has the right to receive pursuant to the provisions of Article 3 hereof, and the certificate or certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the Per Share Cash Consideration, any cash in lieu of fractional shares, or any unpaid dividends and distributions, if any, payable to holders of certificates for CBI Common Stock. The Surviving Corporation shall not be obligated to deliver the consideration to which any former holder of CBI Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of CBI Common Stock for exchange as provided in this Section 4.1. The certificate or certificates for CBI Common Stock so surrendered shall be duly endorsed as the Exchange Agent may require. Any other provision of this Agreement notwithstanding, neither the Surviving Corporation, ANB nor the Exchange Agent shall be liable to a holder of CBI Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

4.2 Rights of Former CBI Stockholders. At the Effective Time, the stock transfer books of CBI shall be closed as to holders of CBI Common Stock immediately prior to the Effective Time, and no transfer of CBI Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of CBI Common Stock (“CBI Certificate”), other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters’ rights of appraisal have been perfected as provided in Section 3.4 of this Agreement, shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Section 3.1 of this Agreement in exchange therefor. To the extent permitted by Law, former stockholders of record of CBI Common Stock (excluding Cash Election Shares) shall be entitled to vote after the Effective Time at any meeting of ANB stockholders the number of whole shares of ANB Common Stock into which their respective shares of CBI Common Stock (excluding Cash Election Shares) are converted, regardless of whether such holders have exchanged their CBI Certificates for certificates representing ANB Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by ANB on the ANB Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement. Notwithstanding the preceding sentence, any person holding any CBI Certificate at or after six (6) months after the Effective Time (the “Cutoff”) shall not be entitled to receive any dividend or other distribution payable after the Cutoff to holders of ANB Common Stock, which dividend or other distribution is attributable to such person’s ANB Common Stock represented by said CBI Certificate held after the Cutoff, until such person surrenders said CBI Certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such CBI Certificate, both the ANB Common Stock certificate (together with all such undelivered dividends or other distributions, without interest) and any undelivered cash payments (without interest) shall be delivered and paid with respect to each share represented by such CBI Certificate. No holder of shares of CBI Common Stock shall be entitled to receive any dividends or distributions declared or made with respect to the ANB Common Stock with a record date before the Effective Time of the Merger.

4.3 Identity of Recipient of ANB Common Stock. In the event that the delivery of the consideration provided for in this Agreement is to be made to a person other than the person in whose name any certificate representing shares of CBI Common Stock surrendered is registered, such certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer), with the signature(s) appropriately guaranteed, and otherwise in proper form for transfer, and the person requesting such delivery shall pay any transfer or other taxes required by reason of the delivery to a person other than the registered holder of such certificate surrendered or establish to the satisfaction of ANB that such tax has been paid or is not applicable.

4.4 Lost or Stolen Certificates. If any holder of CBI Common Stock convertible into the right to receive shares of ANB Common Stock is unable to deliver the CBI Certificate that represents CBI Common Stock, the Exchange Agent, in the absence of actual notice that any such shares have been acquired by a bona fide purchaser, shall deliver to such holder the shares of ANB Common Stock to which the holder is entitled for such shares upon presentation of the following: (a) evidence to the reasonable satisfaction of ANB that any such CBI Certificate has been lost, wrongfully taken or destroyed; (b) such security or indemnity as may be reasonably requested by ANB to indemnify and hold ANB and the Exchange Agent harmless; and (c) evidence satisfactory to ANB that such person is the owner of the shares theretofore represented by each CBI Certificate claimed by the holder to be lost, wrongfully taken or destroyed and that the holder is the person who would be entitled to present such CBI Certificate for exchange pursuant to this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF CBI

CBI hereby represents and warrants to ANB as follows:

5.1 Corporate Organization, Standing and Power. CBI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Florida, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. CBI is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI. CBI has delivered to ANB complete and correct copies of its Articles of Incorporation and Bylaws and the articles of incorporation, bylaws and other, similar governing instruments of each of its Subsidiaries, in each case as amended through the date hereof.

5.2 Authority; No Breach By Agreement.

(a) CBI has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of CBI, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of CBI Common Stock. Subject to such requisite stockholder approval and required regulatory consents, this Agreement represents a legal, valid and binding obligation of CBI, enforceable against CBI in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by CBI, nor the consummation by CBI of the transactions provided for herein, nor compliance by CBI with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of CBI’s Articles of Incorporation or Bylaws or the Articles or Certificates of Incorporation or Bylaws of any CBI Company, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any CBI Company under, any Contract or Permit of any CBI Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI, or, (iii) subject to receipt of the requisite Consents and approvals referred to in this Agreement, violate or conflict with any Law or Order applicable to any CBI Company or any of their respective Assets.

(c) Other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, (ii) Consents required from Regulatory Authorities, (iii) the approval by the stockholders of CBI of the Merger and the transactions provided for in this Agreement, (iv) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI, no notice to, filing with or Consent of, any Person or public body or authority is necessary for the consummation by CBI of the Merger and the other transactions provided for in this Agreement.

5.3 Capital Stock.

(a) The authorized capital stock of CBI consists of 3,000,000 shares of CBI Common Stock, of which 728,142 shares are issued and outstanding (none of which is held in the treasury of CBI). All of the issued and outstanding shares of CBI Common Stock are duly and validly issued and outstanding and are fully paid and nonassessable. None of the shares of capital stock of CBI has been issued in violation of the Securities Laws or any preemptive rights of the current or past stockholders of CBI. Pursuant to the terms of the CBI Stock Option Plans, there are currently outstanding options with the right to purchase a total of 119,900 shares of CBI Common Stock, as more fully set forth in Schedule 5.3 attached hereto.

(b) Except as set forth in Section 5.3(a) of this Agreement, there are no shares of capital stock or other equity securities of CBI outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of CBI or contracts, commitments, understandings or arrangements by which CBI is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock. CBI has no liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock.

5.4 CBI Subsidiaries.

(a) The CBI Subsidiaries include CBI Bank, which is a banking association, duly organized, validly existing and in good standing under the Laws of the State of Florida. Each of the CBI Subsidiaries has the corporate power and authority necessary for it to own, lease and operate its Assets and to incur its Liabilities and to carry on its business as now conducted. Each CBI Subsidiary is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

(b) The authorized and issued and outstanding capital stock of each CBI Subsidiary, including without limitation CBI Bank, is set forth on Schedule 5.4(b). CBI or CBI Bank owns all of the issued and outstanding shares of capital stock of each CBI Subsidiary. None of the shares of capital stock of any CBI Subsidiary has been issued in violation of the Securities Laws or any preemptive rights. No equity securities of any CBI Subsidiary are or may become required to be issued by reason of any options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of any such Subsidiary, and there are no Contracts by which any CBI Subsidiary is bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock or by which any CBI Company is or may be bound to transfer any shares of the capital stock of any CBI Subsidiary. There are no Contracts relating to the rights of any CBI Company to vote or to dispose of any shares of the capital stock of any CBI Subsidiary. All of the shares of capital stock of each CBI Subsidiary held by a CBI Company are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated and organized and are owned by the CBI Company free and clear of any Lien. No CBI Subsidiary has any liability for dividends declared or accrued, but unpaid, with respect to any of its capital stock.

(c) The minute books of CBI, CBI Bank and each CBI Subsidiary contain complete and accurate records in all material respects of all meetings and other corporate actions held or taken by their respective shareholders and Boards of Directors (including all committees thereof), since January 1, 1998 (or since such entity’s formation, if later).

5.5 Financial Statements. Attached hereto as Schedule 5.5 are copies of all CBI Financial Statements and CBI Call Reports for periods ended prior to the date hereof, and CBI will deliver to ANB promptly copies of all CBI Financial Statements and CBI Call Reports prepared subsequent to the date hereof. The CBI Financial Statements (as of the dates thereof and for the periods covered thereby) (a) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the CBI Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices and in accordance with applicable legal and accounting principles and reflect only actual transactions, and (b) present or will present, as the case may be, fairly the consolidated financial position of the CBI Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity and cash flows of the CBI Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring year-end audit adjustments that are not material). The CBI Call Reports have been prepared in material compliance with the rules and regulations of the respective federal or state banking regulator with which they were filed.

5.6 Absence of Undisclosed Liabilities. No CBI Company has any Liabilities that have or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI, except Liabilities accrued or reserved against in the consolidated balance sheets of CBI as of June 30, 2003, included in the CBI Financial Statements or reflected in the notes thereto, except as set forth on Schedule 5.6. No CBI Company has incurred or paid any Liability since June 30, 2003, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

5.7 Absence of Certain Changes or Events. Except as set forth on Schedule 5.7, since December 31, 2001 (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI or its Subsidiaries, including without limitation any change in the administrative or supervisory standing or rating of CBI or CBI Bank with any Regulatory Authority, (ii) the CBI Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of CBI provided in Article 7 of this Agreement, and (iii) to CBI’s Knowledge, no fact or condition exists which CBI believes will cause a Material Adverse Effect on CBI or its Subsidiaries in the future, subject to changes in general economic or industry conditions.

5.8 Tax Matters.

(a) All Tax returns required to be filed by or on behalf of any of the CBI Companies have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before December 31, 2002, and all returns filed are complete and accurate in all material respects. All Taxes shown as due on filed returns have been paid. There is no audit examination, deficiency, refund Litigation or matter in controversy pending, or to the Knowledge of CBI or CBI Bank, threatened, with respect to any Taxes that might result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on CBI, except as reserved against in the CBI Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been fully paid.

(b) None of the CBI Companies has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due (excluding such statutes that relate to years currently under examination by the Internal Revenue Service or other applicable taxing authorities) that is currently in effect.

(c) Adequate provision for any Taxes due or to become due for any of the CBI Companies for the period or periods through and including the date of the respective CBI Financial Statements has been made and is reflected on such CBI Financial Statements.

(d) Any and all deferred Taxes of the CBI Companies have been provided for in accordance with GAAP.

(e) None of the CBI Companies is responsible for the Taxes of any other Person other than the CBI Companies under Treasury Regulation 1.1502-6 or any similar provision of federal or state Law.

(f) Except as set forth on Schedule 5.8(f), none of the CBI Companies has made any payment, is obligated to make any payment or is a party to any Contract that could obligate it to make any payment that would be disallowed as a deduction under Section 280G or 162(m) of the IRC.

(g) There has not been an ownership change, as defined in Section 382(g) of the IRC, that occurred during or after any taxable period in which CBI, CBI Bank or any CBI Subsidiaries incurred an operating loss that carries over to any taxable period ending after the fiscal year of CBI immediately preceding the date of this Agreement.

(h) (i) Proper and accurate amounts have been withheld by the CBI Companies from their employees and others for all prior periods in compliance in all material respects with the tax withholding provisions of all applicable federal, state and local Laws, and proper due diligence steps have been taken in connection with back-up withholding, (ii) federal, state and local returns have been filed by the CBI Companies for all periods for which returns were due with respect to withholding, Social Security and unemployment taxes or charges due to any federal, state or local taxing authority and (iii) the amounts shown on such returns to be due and payable have been paid in full or adequate provision therefore have been included by CBI in the CBI Financial Statements.

5.9 Loan Portfolio; Documentation and Reports.

(a) Except as disclosed in Schedule 5.9(a), none of the CBI Companies is a creditor as to any written or oral loan agreement, note or borrowing arrangement, including without limitation leases, credit enhancements, commitments and interest-bearing assets (the “Loans”), other than Loans the unpaid principal balance of which does not exceed $25,000 per Loan or $50,000 in the aggregate, under the terms of which the obligor is, as of the date of this Agreement, over 90 days delinquent in payment of principal or interest or in default of any other material provisions. Except as otherwise set forth in Schedule 5.9(a), none of the CBI Companies is a creditor as to any Loan, including without limitation any loan guaranty, to any director, executive officer or 5% stockholder thereof, or to the Knowledge of CBI or CBI Bank, any Person controlling, controlled by or under common control with any of the foregoing. All of the Loans held by any of the CBI Companies are in all respects the binding obligations of the respective obligors named therein in accordance with their respective terms, are not subject to any defenses, setoffs or counterclaims, except as may be provided by bankruptcy, insolvency or similar Laws or by general principles of equity, and were solicited, originated and exist in material compliance with all applicable CBI loan policies, except for deviations from such policies that (a) have been approved by current management of CBI, in the case of Loans with an outstanding principal balance that exceeds $25,000, or (b) in the judgment of CBI, will not adversely affect the ultimate collectibility of such Loan. Except as set forth in Schedule 5.9(a), none of the CBI Companies holds any Loans in the original principal amount in excess of $25,000 per Loan or $50,000 in the aggregate that have been classified by any bank examiner, whether regulatory or internal, or, in the exercise of reasonable diligence by CBI, CBI Bank or any Regulatory Authority, should have been classified, as “other loans Specifically Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Watch List,” “Criticized,” “Credit Risk Assets,” “concerned loans” or words of similar import. The allowance for possible loan or credit losses (the “CBI Allowance”) shown on the consolidated balance sheets of CBI included in the most recent CBI Financial Statements dated prior to the date of this Agreement was, and the CBI Allowance shown on the consolidated balance sheets of CBI included in the CBI Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of the CBI Companies and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by the CBI Companies as of the dates thereof. The reserve for losses with respect to other real estate owned (“OREO Reserve”) shown on the most recent Financial Statements and CBI Call Reports were, and the OREO Reserve to be shown on the Financial Statements and CBI Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to the other real estate owned portfolio of CBI and CBI Bank as of the dates thereof. The reserve for losses in respect of litigation (“Litigation Reserve”) shown on the most recent Financial Statements and CBI Call Reports and the Litigation Reserve to be shown on the Financial Statements and CBI Call Reports as of any date subsequent to the execution of this Agreement will be, as of such dates, adequate to provide for losses relating to or arising out of all pending or threatened litigation applicable to CBI, CBI Bank and the CBI Subsidiaries as of the dates thereof. Each such reserve described above has been established in accordance with applicable accounting principles and regulatory requirements and guidelines.

(b) The documentation relating to each Loan made by any CBI Company and to all security interests, mortgages and other liens with respect to all collateral for loans is adequate for the enforcement of the material terms of such Loan, security interest, mortgage or other lien, except for inadequacies in such documentation which will not, individually or in the aggregate, have a Material Adverse Effect on CBI.

(c) Each of the CBI Companies has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since September 27, 1999 with (i) the FRB, (ii) the FDIC and (iii) any state regulatory authority (“State Regulator”) and all other material reports and statements required to be filed by it since September 27, 1999, including without limitation any report, registration or statement required to be filed pursuant to the Laws of the United States, the FRB, the FDIC or any State Regulator, and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by Regulatory Authorities in the regular course of the business of the CBI Companies, to the Knowledge of CBI or CBI Bank, no Regulatory Authority has initiated any proceeding or, to the Knowledge of CBI or CBI Bank, investigation into the business or operations of any CBI Company since September 27, 1999. There is no unresolved violation, criticism or exception by any Regulatory Authority with respect to any report or statement or lien or any examinations of any CBI Company.

5.10 Assets; Insurance. The CBI Companies have marketable title, free and clear of all Liens, to all of their respective Assets. One of the CBI Companies has good and marketable fee simple title to the real property described in Schedule 5.10(a) and has an enforceable leasehold interest in the real property described in Schedule 5.10(b), if any, free and clear of all Liens. All tangible real and personal properties and Assets used in the businesses of the CBI Companies are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with CBI’s past practices. All Assets that are material to CBI’s business on a consolidated basis, held under leases or subleases by any of the CBI Companies are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect and there is not under any such Contract any Default or claim of Default by CBI or CBI Bank or, to the Knowledge of CBI or CBI Bank, by any other party to the Contract. Schedules 5.10(a) and 5.10(b) identify each parcel of real estate or interest therein owned, leased or subleased by any of the CBI Companies or in which any CBI Company has any ownership or leasehold interest. If applicable, Schedule 5.10(b) also lists or otherwise describes each and every written or oral lease or sublease under which any CBI Company is the lessee of any real property and which relates in any manner to the operation of the businesses of any CBI Company. None of the CBI Companies has violated, or is currently in violation of, any Law, regulation or ordinance relating to the ownership or use of the real estate and real estate interests described in Schedules 5.10(a) and 5.10(b), including without limitation any Law relating to zoning, building, occupancy, environmental or comparable matter which individually or in the aggregate would have a Material Adverse Effect on CBI. As to each parcel of real property owned or used by any CBI Company, no CBI Company has received notice of any pending or, to the Knowledge of each of the CBI Companies, threatened condemnation proceedings, litigation proceedings or mechanic’s or materialmen’s liens. The Assets of the CBI Companies include all assets required to operate the business of the CBI Companies as now conducted. The policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of the CBI Companies provide adequate coverage under current industry practices against loss or Liability, and the fidelity and blanket bonds in effect as to which any of the CBI Companies is a named insured are reasonably sufficient. Schedule 5.10(c) contains a list of all such policies and bonds maintained by any of the CBI Companies, and CBI has provided true and correct copies of each such policy to ANB.

5.11 Environmental Matters.

(a) Each CBI Company, its Participation Facilities and its Loan Properties are, and have been, in compliance with all Environmental Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

(b) There is no Litigation pending or, to the Knowledge of CBI and CBI Bank, threatened before any court, governmental agency or authority or other forum in which any CBI Company or any of its Participation Facilities has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a site owned, leased or operated by any CBI Company or any of its Participation Facilities, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

(c) There is no Litigation pending or, to the Knowledge of CBI and CBI Bank, threatened before any court, governmental agency or board or other forum in which any of its Loan Properties (or CBI with respect to such Loan Property) has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material or oil, whether or not occurring at, on, under or involving a Loan Property, except for such Litigation pending or threatened that is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

(d) To the Knowledge of CBI and CBI Bank, there is no reasonable basis for any Litigation of a type described in subsections 5.11(b) or 5.11(c), except such as is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

(e) During the period of (i) any CBI Company’s ownership or operation of any of its respective current properties, (ii) any CBI Company’s participation in the management of any Participation Facility or (iii) any CBI Company’s holding of a security interest in a Loan Property, there have been no releases of Hazardous Material or oil in, on, under or affecting such properties, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI. Prior to the period of (i) any CBI Company’s ownership or operation of any of its respective current properties, (ii) any CBI Company’s participation in the management of any Participation Facility, or (iii) any CBI Company’s holding of a security interest in a Loan Property, to the Knowledge of CBI and CBI Bank, there were no releases of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property, except such as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

5.12 Compliance with Laws. CBI is duly registered as a bank holding company under the BHC Act. Each CBI Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI, and there has occurred no Default under any such Permit. None of the CBI Companies:

(a) is in material violation of any Laws, Orders or Permits applicable to its business or employees, agents or representatives conducting its business; or

(b) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any CBI Company is not, or suggesting that any CBI Company may not be, in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, (iii) requiring any CBI Company, or suggesting that any CBI Company may be required, to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit in any manner the operations of any CBI Company, including without limitation any restrictions on the payment of dividends, or that in any manner relates to such entity’s capital adequacy, credit or reserve policies or management or business.

5.13 Labor Relations; Employees.

(a) No CBI Company is the subject of any Litigation asserting that it or any other CBI Company has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any other CBI Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving any CBI Company, pending or threatened, nor to its Knowledge, is there any activity involving any CBI Company’s employees seeking to certify a collective bargaining unit or engaging in any other organization activity. Each CBI Company is and has been in compliance with all Employment Laws, except for violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI.

(b) Schedule 5.13(b) contains a true and complete list showing the names and current annual salaries of all current executive officers of each of the CBI Companies and lists for each such person the amounts paid, payable or expected to be paid as salary, bonus payments and other compensation for 2001, 2002 and 2003. Schedule 5.13(b) also sets forth the name and offices held by each officer and director of each of the CBI Companies.

5.14 Employee Benefit Plans.

(a) Schedule 5.14(a) lists, and CBI has delivered or made available to ANB prior to the execution of this Agreement copies of, all pension, retirement, profit-sharing, salary continuation and split dollar agreements, deferred compensation, director deferred fee agreements, director retirement agreement, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plan, all other written or unwritten employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans, and all other employee benefit plans or fringe benefit plans, including, without limitation, “employee benefit plans” as that term is defined in Section 3(3) of ERISA, currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any CBI Company or Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries are eligible to participate (collectively, the “CBI Benefit Plans”). Any of the CBI Benefit Plans which is an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA, is referred to herein as a “CBI ERISA Plan.” Each CBI ERISA Plan which is also a “defined benefit plan” (as defined in Section 414(j) of the IRC) is referred to herein as a “CBI Pension Plan”. No CBI Pension Plan is or has been a multi-employer plan within the meaning of Section 3(37) of ERISA.

(b) All CBI Benefit Plans and the administration thereof are in compliance with the applicable terms of ERISA, the IRC and any other applicable Laws, the breach or violation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI. Each CBI ERISA Plan which is intended to be qualified under Section 401(a) of the IRC has received a favorable determination letter or opinion letter, as applicable, from the Internal Revenue Service, and CBI is not aware of any circumstances that could result in revocation of any such favorable determination letter/opinion letter. No CBI Company has engaged in a transaction with respect to any CBI Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject any CBI Company to a tax or penalty imposed by either Section 4975 of the IRC or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI. There are no actions, suits, arbitrations or claims, including any investigations or audits by the Internal Revenue Service or any other governmental authority, pending (other than routine claims for benefits) or threatened against, any CBI Benefit Plan or any CBI Company with regard to any CBI Benefit Plan, any trust which is a part of any CBI Benefit Plan, any trustee, fiduciary, custodian, administrator or other person or entity holding or controlling assets of any CBI Benefit Plan, and no basis to anticipate any such action, suit, arbitration, claim, investigation or audit exists.

(c) No CBI ERISA Plan which is a defined benefit pension plan has any “unfunded current liability,” as that term is defined in Section 302(d)(8)(A) of ERISA, and the fair market value of the assets of any such plan exceeds the plan’s “benefit liabilities,” as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no material change in the financial position of any CBI Pension Plan, (ii) no change in the actuarial assumptions with respect to any CBI Pension Plan, (iii) no increase in benefits under any CBI Pension Plan as a result of plan amendments or changes in applicable Law which is reasonably likely to materially adversely affect the funding status of any such plan. Neither any CBI Pension Plan nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any CBI Company, or the single-employer plan of any entity which is considered one employer with CBI under Section 4001 of ERISA or Section 414 of the IRC or Section 302 of ERISA (whether or not waived) (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the IRC or Section 302 of ERISA, which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI. No CBI Company has provided, or is required to provide, security to a CBI Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC.

(d) No Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by any CBI Company with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate. No CBI Company has incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle D of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CBI. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any CBI Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

(e) Except as set forth on Schedule 5.14(e), no CBI Company has any obligations for retiree health and life benefits under any of the CBI Benefit Plans, and there are no restrictions on the rights of such CBI Company to amend or terminate any such plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on CBI.

(f) Except as set forth on Schedule 5.14(f), neither the execution and delivery of this Agreement nor the consummation of the transactions provided for herein will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any director or any employee of any CBI Company from any CBI Company under any CBI Benefit Plan, employment contract or otherwise, (ii) increase any benefits otherwise payable under any CBI Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit.

(g) With respect to all CBI Benefit Plans (whether or not subject to ERISA and whether or not qualified under Section 401(a) of the IRC), all contributions due (including any contributions to any trust account or payments due under any insurance policy) previously declared or otherwise required by Law or contract to have been made and any employer contributions (including any contributions to any trust account or payments due under any insurance policy) accrued but unpaid as of the date hereof will be paid by the time required by Law or contract. All contributions made or required to be made under any CBI Benefit Plan have been made and such contributions meet the requirements for deductibility under the IRC, and all contributions which are required and which have not been made have been properly recorded on the books of CBI.

5.15 Material Contracts. Except as set forth on Schedule 5.15, none of the CBI Companies, nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under any of the following (whether written or oral, express or implied): (i) any employment, severance, termination, consulting or retirement Contract with any Person; (ii) any Contract relating to the borrowing of money by any CBI Company or the guarantee by any CBI Company of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, trade payables and Contracts relating to borrowings or guarantees made and letters of credit); (iii) any Contract relating to indemnification or defense of any director, officer or employee of any of the CBI Companies or any other Person; (iv) any Contract with any labor union; (v) any Contract relating to the disposition or acquisition of any interest in any business enterprise; (vi) any Contract relating to the extension of credit to, provision of services for, sale, lease or license of Assets to, engagement of services from, or purchase, lease or license of Assets from, any 5% stockholder, director or officer of any of the CBI Companies, any member of the immediate family of the foregoing or, to the Knowledge of CBI, any related interest (as defined in Regulation O promulgated by the FRB) (“Related Interest”) of any of the foregoing; (vii) any Contract (A) which limits the freedom of any of the CBI Companies to compete in any line of business or with any Person or (B) which limits the freedom of any other Person to compete in any line of business with any CBI Company; (viii) any Contract providing a power of attorney or similar authorization given by any of the CBI Companies, except as issued in the ordinary course of business with respect to routine matters; or (ix) any Contract (other than deposit agreements and certificates of deposits issued to customers entered into in the ordinary course of business and letters of credit) that involves the payment by any of the CBI Companies of amounts aggregating $5,000 or more in any twelve-month period (together with all Contracts referred to in Sections 5.10 and 5.14(a) of this Agreement, the “CBI Contracts”). None of the CBI Companies is in Default under any CBI Contract. All of the indebtedness of any CBI Company for money borrowed is prepayable at any time by such CBI Company without penalty or premium.

5.16 Legal Proceedings. Except as set forth on Schedule 5.16, there is no Litigation instituted or pending, or, to the Knowledge of CBI or CBI Bank, threatened (or unasserted but considered probable of assertion) against any CBI Company, or against any Asset, interest, or right of any of them, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding, pending or, to the knowledge of CBI or CBI Bank, threatened against any CBI Company.

5.17 Reports. Since September 27, 1999, each CBI Company has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) any Regulatory Authorities or (ii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not, in any material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each such report, including but not limited to the CBI Call Reports (including the related notes, where applicable), (a) has been prepared in all material respects in accordance with regulatory accounting principles, which principles have been consistently applied during the periods involved, except as otherwise noted therein, (b) fairly presents the financial position of CBI and CBI Bank as of the respective dates thereof, and (c) fairly presents the results of operations of CBI and CBI Bank for the respective periods therein set forth.

5.18 Statements True and Correct. Neither this Agreement nor any statement, certificate, instrument or other writing furnished or to be furnished by any CBI Company or any Affiliate thereof to ANB pursuant to this Agreement, including the Exhibits and Schedules hereto, or any other document, agreement or instrument referred to herein, contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any CBI Company or any Affiliate thereof for inclusion in the documents to be prepared by ANB in connection with the transactions provided for in this Agreement, including without limitation (i) documents to be filed with the SEC, including without limitation the Registration Statement on Form S-4 of ANB registering the shares of ANB Common Stock to be offered to the holders of CBI Common Stock, and all amendments thereto (as amended, the “S-4 Registration Statement”) and the Proxy Statement and Prospectus in the form contained in the S-4 Registration Statement, and all amendments and supplements thereto (as amended and supplemented, the “Proxy Statement/Prospectus”), (ii) filings pursuant to any state securities and blue sky Laws, and (iii) filings made in connection with the obtaining of Consents from Regulatory Authorities, in the case of the S-4 Registration Statement, at the time the S-4 Registration Statement is declared effective pursuant to the 1933 Act, in the case of the Proxy Statement/Prospectus, at the time of the mailing thereof and at the time of the meeting of stockholders to which the Proxy Statement/Prospectus relates, and in the case of any other documents, the time such documents are filed with a Regulatory Authority and/or at the time they are distributed to stockholders of ANB or CBI, contains or will contain any untrue statement of a material fact or fails to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any CBI Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

5.19 Accounting, Tax and Regulatory Matters. No CBI Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions provided for herein, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in subsection 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such subsection 9.1(b).

5.20 Offices. The headquarters of each CBI Company and each other office, branch or facility maintained and operated by each CBI Company (including without limitation representative and loan production offices and operations centers) and the locations thereof are listed on Schedule 5.20. None of the CBI Companies maintains any other office or branch or conducts business at any other location, or has applied for or received permission to open any additional office or branch or to operate at any other location.

5.21 Data Processing Systems. The electronic data processing systems and similar systems utilized in processing the work of each of the CBI Companies, including both hardware and software, (a) are supplied by a third party provider; (b) satisfactorily perform the data processing function for which they are presently being used; and (c) are wholly within the possession and control of one of the CBI Companies or its third party provider such that physical access to all software, documentation, passwords, access codes, backups, disks and other data storage devices and similar items readily can be made accessible to and delivered into the possession of ANB or ANB’s third party provider.

5.22 Intellectual Property. Each of the CBI Companies owns or possesses valid and binding licenses and other rights to use without additional payment all material patents, copyrights, trade secrets, trade names, service marks, trademarks, computer software and other intellectual property used in its business; and none of the CBI Companies has received any notice of conflict with respect thereto that asserts the rights of others. The CBI Companies have in all material respects performed all the obligations required to be performed by them and are not in default in any material respect under any contract, agreement, arrangement or commitment relating to any of the foregoing. Schedule 5.22 lists all of the trademarks, trade names, licenses and other intellectual property used to conduct the businesses of the CBI Companies. Each of the CBI Companies has taken reasonable precautions to safeguard its trade secrets from disclosure to third-parties.

5.23 Administration of Trust Accounts. CBI Bank does not possess and does not exercise trust powers.

5.24 Broker’s Fees. CBI has retained the CBI Financial Advisor to serve as its broker and, as of the Effective Time, shall incur a liability to the CBI Financial Advisor in the amount set forth on Schedule 5.24 (the “Broker’s Fee”) in connection with the Merger. Other than the CBI Financial Advisor and the Broker’s Fee, neither CBI nor any of its Subsidiaries nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions provided for in this Agreement.

5.25 Regulatory Approvals. CBI knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

5.26 Opinion of Counsel. CBI has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in subsection 9.2(d).

5.27 Derivatives Contracts. No CBI Company is a party to, nor has any CBI Company agreed to enter into any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial contract or agreement, or any other interest rate or foreign currency protection contract not included on its balance sheet which is a financial derivative contract (including various combinations thereof).

5.28 Antitakeover Provisions. Each CBI Company has taken all actions required to exempt such CBI Company, this Agreement and the Merger from any provisions of an antitakeover nature contained in their organizational documents or the provisions of any federal or state “antitakeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations (“Takeover Laws”).

5.29 Transactions with Management. Except for (a) deposits, all of which are on terms and conditions comparable in all material respects to those made available to other nonaffiliated similarly situated customers of CBI Bank at the time such deposits were entered into, (b) the loans listed on Schedule 5.9(a), (c) the agreements designated on Schedule 5.15, (d) obligations under employee benefit plans of the CBI Companies set forth in Schedule 5.14(a) and (e) any items described on Schedule 5.29, there are no contracts with or commitments to present or former stockholders who own or owned more than 1% of the CBI Common Stock, directors, officers or employees (or their Related Interests) involving the expenditure of more than $1,000 as to any one individual (including any business directly or indirectly controlled by any such person), or more than $5,000 for all such contracts for commitments in the aggregate for all such individuals.

5.30 Deposits. None of the deposits of CBI Bank are “brokered” deposits or are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, set off rights, limitations applicable to public deposits, escrow limitations and similar actions taken in the ordinary course of business), and no portion of deposits of CBI Bank represents a deposit of any Affiliate of CBI.

5.31 Accounting Controls. Each of the CBI Companies has devised and maintained systems of internal accounting control sufficient to provide reasonable assurances that: (i) all material transactions are executed in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers of the applicable CBI Company; (ii) all material transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP with respect to the applicable CBI Company or any other criteria applicable to such financial statements, and to maintain proper accountability for items therein; (iii) access to the material properties and assets of each of the CBI Companies is permitted only in accordance with general or specific authorization of the Board of Directors and the duly authorized executive officers; and (iv) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

5.32 Deposit Insurance. The deposit accounts of CBI Bank are insured by the FDIC in accordance with the provisions of the Federal Deposit Insurance Act (the “Act”). CBI Bank has paid all regular premiums and special assessments and filed all reports required under the Act.

5.33 Registration Obligations. Neither of CBI or CBI Bank is under any obligation, contingent or otherwise, which will survive the Merger to register its securities under the 1933 Act or any state securities laws.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF ANB

ANB hereby represents and warrants to CBI as follows:

6.1 Organization, Standing and Power. ANB is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets and to incur its Liabilities. ANB is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB.

6.2 Authority; No Breach By Agreement.

(a) ANB has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions provided for herein. The execution, delivery and performance of this Agreement and the consummation of the transactions provided for herein, including the Merger, have been, or prior to the Effective Time will be, duly and validly authorized by all necessary corporate action on the part of ANB. Subject to required regulatory consents, this Agreement represents a legal, valid and binding obligation of ANB, enforceable against ANB in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by ANB, nor the consummation by ANB of the transactions provided for herein, nor compliance by ANB with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of ANB’s Restated Certificate of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any ANB Company under, any Contract or Permit of any ANB Company, where failure to obtain such Consent is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, or, (iii) subject to receipt of the requisite approvals referred to in subsection 9.1(b) of this Agreement, violate any Law or Order applicable to any ANB Company or any of their respective Assets.

(c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, no notice to, filing with or Consent of, any public body or authority is necessary for the consummation by ANB of the Merger and the other transactions provided for in this Agreement.

6.3 Capital Stock. The authorized capital stock of ANB, as of the date of this Agreement, consists of (i) 27,500,000 shares of ANB Common Stock, of which 12,819,043 shares are issued and outstanding, and (ii) 100,000 shares of preferred stock, $1.00 par value per share, none of which is issued and outstanding. All of the issued and outstanding shares of ANB Common Stock are, and all of the shares of ANB Common Stock to be issued in exchange for shares of CBI Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the DGCL. None of the outstanding shares of ANB Common Stock has been, and none of the shares of ANB Common Stock to be issued in exchange for shares of CBI Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past stockholders of ANB. As of the date hereof, ANB has granted options to purchase no more than 308,598 shares of ANB Common Stock under its various stock plans.

6.4 Reports and Financial Statements. Since January 1, 2001, or the date of organization or acquisition if later, each ANB Company has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with (i) the SEC, including, but not limited to, Forms 10-K, Forms 10-Q, Forms 8-K, and proxy statements, (ii) other Regulatory Authorities, and (iii) any applicable state securities or banking authorities. As of their respective dates, each of such reports and documents, including the ANB Financial Statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of its respective date, each such report and document did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. The ANB Financial Statements included in such reports (as of the dates thereof and for the periods covered thereby) (i) are or if dated after the date of this Agreement, will be, in accordance with the books and records of the ANB Companies, which are or will be, as the case may be, complete and correct and which have been or will have been, as the case may be, maintained in accordance with good business practices, and (ii) present, or will present, fairly the consolidated financial position of the ANB Companies as of the dates indicated and the consolidated results of operations, changes in stockholders’ equity, and cash flows of the ANB Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal year-end adjustments that are not material).

6.5 Absence of Undisclosed Liabilities. No ANB Company has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, except Liabilities accrued or reserved against in the consolidated balance sheets of ANB as of June 30, 2003 included in the ANB Financial Statements or reflected in the notes thereto. No ANB Company has incurred or paid any Liability since June 30, 2003, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB.

6.6 Absence of Certain Changes or Events. Except as set forth on Schedule 6.6, since June 30, 2003 (i) there have been no events, changes or occurrences that have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, (ii) the ANB Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any of the covenants and agreements of ANB provided in Article 7 of this Agreement, and (iii) to ANB’s Knowledge, no fact or condition exists which ANB believes will cause a Material Adverse Effect on ANB in the future, subject to changes in general economic or industry conditions.

6.7 Compliance with Laws. ANB is duly registered as a bank holding company under the BHC Act. Each ANB Company has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, and there has occurred no Default under any such Permit. None of the ANB Companies:

(a) is in material violation of any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(b) has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any ANB Company is not in compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) threatening to revoke any Permits, or (iii) requiring any ANB Company to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

6.8 Material Contracts. ANB has filed as an exhibit to its annual report on Form 10-K each Contract required to be so filed under the 1934 Act and the rules and regulations promulgated thereunder. None of the ANB Companies is in Default under any ANB Contract, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB. All of the indebtedness of any ANB Company for money borrowed is prepayable at any time by such ANB Company without penalty or premium.

6.9 Legal Proceedings. Except as set forth on Schedule 6.9, there is no Litigation instituted or pending, or, to the Knowledge of ANB, threatened (or unasserted but considered probable of assertion) against any ANB Company, or against any Asset, interest, or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against any ANB Company, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on ANB.

6.10 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any ANB Company or any Affiliate thereof to CBI pursuant to this Agreement, including the Exhibits or Schedules hereto, or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any ANB Company or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be mailed to CBI’s stockholders in connection with the CBI Stockholders’ Meeting, and any other documents to be filed by an ANB Company or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions provided for herein, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed to the stockholders of CBI, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All documents that any ANB Company or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions provided for herein will comply as to form in all material respects with the provisions of applicable Law.

6.11 Accounting, Tax and Regulatory Matters. No ANB Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the transactions contemplated hereby, including the Merger, from qualifying as a reorganization within the meaning of Section 368(a) of the IRC, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in subsection 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the last sentence of such subsection.

6.12 1934 Act Compliance. The Proxy Statement/Prospectus will comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act and the rules and regulations thereunder.

6.13 Regulatory Approvals. ANB knows of no reason why all requisite regulatory approvals regarding the Merger should not or cannot be obtained.

6.14 Opinion of Counsel. ANB has no Knowledge of any facts that would preclude issuance of the opinion of counsel referred to in subsection 9.3(d).

ARTICLE 7

CONDUCT OF BUSINESS PENDING CONSUMMATION

7.1 Covenants of Both Parties.

(a) Unless the prior written consent of the other Party shall have been obtained, and except as otherwise expressly provided for herein, each Party shall and shall cause each of its Subsidiaries to (i) conduct its business in the usual, regular and ordinary course consistent with past practice and prudent banking principles, (ii) preserve intact its business organization, goodwill, relationships with depositors, customers and employees, and Assets and maintain its rights and franchises, and (iii) take no action, except as required by applicable Law, which would (A) adversely affect the ability of any Party to obtain any Consents required for the transactions provided for herein without imposition of a condition or restriction of the type referred to in the last sentences of subsections 9.1(b) or 9.1(c) of this Agreement or (B) adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b) During the period from the date of this Agreement to the Effective Time, each of ANB and CBI shall cause its Designated Representative (and, if necessary, representatives of any of its Subsidiaries) to confer on a regular and frequent basis with the Designated Representative of the other Party hereto and to report on the general status of its and its Subsidiaries’ ongoing operations. Each of ANB and CBI shall permit the other Party hereto to make such investigation of its business or properties and its Subsidiaries and of their respective financial and legal conditions as the investigating Party may reasonably request. Each of ANB and CBI shall promptly notify the other Party hereto concerning (a) any material change in the normal course of its or any of its Subsidiaries’ businesses or in the operation of their respective properties or in their respective conditions; (b) any material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated) or the institution or the threat of any material Litigation involving it or any of its Subsidiaries; and (c) the occurrence or impending occurrence of any event or circumstance that would cause or constitute a breach of any of the representations, warranties or covenants contained herein; and each of ANB and CBI shall, and shall cause each of their respective Subsidiaries to, use its commercially reasonable efforts to prevent or promptly respond to same.

7.2 Covenants of CBI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, CBI covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of ANB, which consent shall not be unreasonably withheld, except for in connection with the actions referenced in sub-sections (ii), (iv) or (v), in which case such consent may be withheld for any reason or no reason:

(i) amend the Articles of Incorporation, Bylaws or other governing instruments of any CBI Company; or

(ii) incur any additional debt obligation or other obligation for borrowed money except in the ordinary course of the business of CBI Subsidiaries consistent with past practices (which shall include, for CBI Subsidiaries that are depository institutions, creation of deposit liabilities, purchases of federal funds, sales of certificates of deposit, advances from the FRB or the Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government or agency securities and issuances of letters of credit), or impose, or suffer the imposition, on any share of stock held by any CBI Company of any Lien or permit any such Lien to exist; or

(iii) repurchase, redeem or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of any CBI Company, or, declare or pay any dividend or make any other distribution in respect of CBI’s capital stock; or

(iv) except for this Agreement and as required upon exercise of any of the CBI Options, issue, sell, pledge, encumber, enter into any Contract to issue, sell, pledge, or encumber, authorize the issuance of, or otherwise permit to become outstanding, any additional shares of CBI Common Stock or any other capital stock of any CBI Company, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock, or any security convertible into any shares of such stock; or

(v) adjust, split, combine or reclassify any capital stock of any CBI Company or issue or authorize the issuance of any other securities with respect to or in substitution for shares of its capital stock or sell, lease, mortgage or otherwise encumber any shares of capital stock of any CBI Subsidiary or any Asset other than in the ordinary course of business for reasonable and adequate consideration; or

(vi) acquire any direct or indirect equity interest in any Person, other than in connection with (i) foreclosures in the ordinary course of business and (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity; or

(vii) grant any increase in compensation or benefits to the employees or officers of any CBI Company, except in accordance with past practices with respect to employees; pay any bonus except in accordance with past practices and pursuant to the provisions of an applicable program or plan adopted by the CBI Board prior to the date of this Agreement; enter into or amend any severance agreements with officers of any CBI Company; grant any material increase in fees or other increases in compensation or other benefits to directors of any CBI Company; or

(viii) enter into or amend any employment Contract between any CBI Company and any Person (unless such amendment is required by Law) that the CBI Company does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

(ix) adopt any new employee benefit plan of any CBI Company or make any material change in or to any existing employee benefit plans of any CBI Company other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

(x) make any material change in any accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP; or

(xi) (A) commence any Litigation other than in accordance with past practice, (B) settle any Litigation involving any Liability of any CBI Company for material money damages or restrictions upon the operations of any CBI Company, or, (C) except in the ordinary course of business, modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims; or

(xii) enter into any material transaction or course of conduct not in the ordinary course of business, or not consistent with safe and sound banking practices, or not consistent with applicable Laws; or

(xiii) fail to file timely any report required to be filed by it with any Regulatory Authority; or

(xiv) make any Loan or advance to any 5% stockholder, director or officer of CBI or any of the CBI Subsidiaries, or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of CBI or any of its Subsidiaries) of any of the foregoing, except for advances under unfunded loan commitments in existence on the date of this Agreement and specifically described on Schedule 7.2(xiv) or renewals of any Loan or advance outstanding as of the date of this Agreement on terms and conditions substantially similar to the original Loan or advance; or

(xv) cancel without payment in full, or modify in any material respect any Contract relating to, any loan or other obligation receivable from any 5% stockholder, director or officer of any CBI Company or any member of the immediate family of the foregoing, or any Related Interest (to the Knowledge of CBI or any of its Subsidiaries) of any of the foregoing; or

(xvi) enter into any Contract for services or otherwise with any of the 5% stockholders, directors, officers or employees of any CBI Company or any member of the immediate family of the foregoing, or any Related Interest (Known to CBI or any of its Subsidiaries) of any of the foregoing; or

(xvii) modify, amend or terminate any material Contract or waive, release, compromise or assign any material rights or claims, except in the ordinary course of business and for fair consideration; or

(xviii) file any application to relocate or terminate the operations of any banking office of it or any of its Subsidiaries; or

(xix) except in accordance with applicable Law, change its or any of its Subsidiaries’ lending, investment, liability management and other material banking policies in any material respect; or

(xx) intentionally take any action that would reasonably be expected to jeopardize or delay the receipt of any of the regulatory approvals required in order to consummate the transactions provided for in this Agreement; or

(xxi) take any action that would cause the transactions provided for in this Agreement to be subject to requirements imposed by any Takeover Law, and CBI shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions provided for in this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect; or

(xxii) make or renew any Loan to any Person (including, in the case of an individual, his or her immediate family) who or that (directly or indirectly as though a Related Interest or otherwise) owes, or would as a result of such Loan or renewal owe, any CBI Company more than an aggregate of $300,000 of secured indebtedness or more than $50,000 of unsecured indebtedness; or

(xxiii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with CBI and CBI Bank’s past policies; or

(xxiv) purchase or otherwise acquire any investment securities for its own account having an average remaining life to maturity greater than five years (except for municipal bonds of any maturity after consultation by a Designated Representative of CBI with a Designated Representative of ANB), or any asset-backed security, other than those issued or guaranteed by the Government National Mortgage Association, the Federal National Mortgage Association or Home Loan Mortgage Corporation; or

(xxv) except for residential real property owned by and reflected on the books of CBI or CBI Bank as of the date hereof, the sale of which will not result in a material loss, sell, transfer, convey or otherwise dispose of any real property (including “other real estate owned”) or interests therein having a book value in excess of or in exchange for consideration in excess of $50,000; or

(xxvi) make any capital expenditures individually in excess of $50,000, or in the aggregate in excess of $100,000.

7.3 Covenants of ANB. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, ANB covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of the chief executive officer, president or chief financial officer of CBI, which consent shall not be unreasonably withheld:

(a) fail to file timely any report required to be filed by it with Regulatory Authorities, including the SEC; or

(b) take any action that would cause the ANB Common Stock to cease to be traded on the NASDAQ or another national securities exchange; provided, however, that any action or transaction in which the ANB Common Stock is converted into cash or another marketable security that is traded on a national securities exchange shall not be deemed a violation of this Section 7.3(b).

7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries that (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties or covenants contained herein, and to use its commercially reasonable efforts to prevent or promptly to remedy the same.

7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time, and each Party shall deliver to the other Party copies of all such reports filed by CBI or its Subsidiaries promptly after the same are filed.

7.6 Acquisition Proposals.

(a) Except with respect to this Agreement and the transactions provided for herein, CBI expressly agrees that neither CBI nor any of its Subsidiaries, nor any representative retained by CBI or any of its Subsidiaries or any Affiliate thereof will solicit or encourage the submission of any Acquisition Proposal by any Person until the earlier of the termination of this Agreement or the consummation of the Merger. CBI, acting through the CBI Board or otherwise, agrees that it shall not, except in accordance with Section 7.6(b) below, (i) withdraw, modify or change its recommendation to its stockholders with respect to approval of this Agreement or the Merger, (ii) resolve to engage in any Acquisition Proposal, (iii) recommend to the stockholders of CBI any Acquisition Proposal, or (iv) make any public announcement of a proposal, plan, or intention to do any of the foregoing or enter into and have any agreement, written or oral, to enter into, any agreement, contract, understanding or arrangement to engage in any of the foregoing.

(b) Notwithstanding the above, to the extent required by the fiduciary obligations of the CBI Board, as determined in good faith by a majority of the disinterested members of the CBI Board based on the written advice of CBI’s outside counsel, the CBI Board may, within 60 days of the date of this Agreement:

(i) in response to a bona fide unsolicited request therefor, participate in discussions or negotiations with, or furnish information with respect to CBI (pursuant to a confidentiality agreement on terms no less favorable to it than the Confidentiality Agreement between ANB and CBI) to, any person concerning an Acquisition Proposal involving CBI or any of its Subsidiaries; and

(ii) approve or recommend (and, in connection therewith withdraw or modify its approval or recommendation of this Agreement or the Merger) a Superior Proposal.

CBI shall promptly advise ANB in writing of any Acquisition Proposal involving CBI or any of its Subsidiaries or any inquiry with respect to or which could lead to any such Superior Proposal and the identity of the Person making any such Acquisition Proposal or inquiry and will keep ANB fully informed of the status and details of any such Acquisition Proposal or inquiry. Notwithstanding anything to the contrary herein or elsewhere, neither CBI nor the CBI Board shall take any of the actions identified in Section 7.6(a) above or terminate this Agreement pursuant to subsection 10.1(j) unless and until CBI has complied with the notice requirements set forth in the preceding sentence and has provided ANB, at ANB’s sole option and election, a reasonable opportunity to match the terms of any such Superior Proposal, in which case CBI shall accept ANB’s reconstituted offer, if any, in lieu of such other Acquisition Proposal.

7.7 NASDAQ Qualification. ANB shall, prior to the Effective Time, take commercially reasonable steps to ensure that all ANB Common Stock to be issued in the Merger is designated as a NASDAQ “national market system security” within the meaning of Rule 11Aa2-1 of the SEC.

7.8 Directors’ and Officers’ Indemnification.

(a) For a period of three (3) years after the Effective Time, ANB shall (either directly or by securing insurance coverage) indemnify, defend and hold harmless each director and executive officer of CBI holding office immediately prior to the Effective Time (an “Indemnified Party”) against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including without limitation the transactions provided for in this Agreement) to the maximum extent authorized under the articles of incorporation and bylaws of CBI as in effect on the date of this Agreement, subject to the limitations of applicable Law, including, without limitation, Section 607.0850 of the FBCA. During the period beginning on the third (3rd) anniversary of the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, ANB shall (either directly or by securing insurance coverage) indemnify, defend and hold harmless each Indemnified Party against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Time (including without limitation the transactions provided for in this Agreement) to the extent mandated under the articles of incorporation and bylaws of CBI as in effect on the date of this Agreement, subject to the limitations of applicable Law, including, without limitation, Section 607.0850 of the FBCA.

(b) Any Indemnified Party wishing to claim indemnification under Section 7.8(a) above upon learning of any such liability or litigation, shall promptly notify ANB thereof. In the event of any such litigation (whether arising before or after the Effective Time), (i) ANB shall have the right to assume the defense thereof, and ANB shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if ANB elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between ANB and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and ANB shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties; provided, that ANB shall be obligated to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in the defense of any such litigation; and (iii) ANB shall not be liable for any settlement effected without its prior written consent; and provided further, that ANB shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner provided for herein is prohibited by applicable Law.

ARTICLE 8

ADDITIONAL AGREEMENTS

8.1 Regulatory Matters.

(a) ANB shall promptly prepare and file the S-4 Registration Statement with the SEC after the date hereof. ANB shall use its commercially reasonable efforts to have the S-4 Registration Statement declared effective under the 1933 Act as promptly as practicable after such filing. Once the S-4 Registration Statement has been declared effective by the SEC, CBI shall mail the Proxy Statement/Prospectus to its stockholders simultaneously with delivery of notice of the meeting of stockholders called to approve the Merger. ANB shall also use its commercially reasonable efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transaction provided for in this Agreement, and CBI shall furnish all information concerning CBI and the holders of CBI Common Stock as may be requested in connection with any such action. If at any time prior to the Effective Time of the Merger any event shall occur which should be set forth in an amendment of, or a supplement to, the Proxy Statement/Prospectus, CBI will promptly inform ANB and cooperate and assist ANB in preparing such amendment or supplement and mailing the same to the stockholders of CBI. Subject to Section 7.6(b) of this Agreement, the CBI Board shall recommend that the holders of CBI Common Stock vote for and adopt the Merger provided for in the Proxy Statement/Prospectus and this Agreement.

(b) The Parties shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings and to obtain as promptly as practicable all Consents of all third parties and Regulatory Authorities which are necessary or advisable to consummate the transactions provided for in this Agreement. ANB and CBI shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to ANB or CBI, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Regulatory Authority in connection with the transactions provided for in this Agreement. In exercising the foregoing right, each of the Parties hereto shall act reasonably and as promptly as practicable. The Parties hereto agree that they will consult with each other with respect to the obtaining of all Permits and Consents, approvals and authorizations of all third parties and Regulatory Authorities necessary or advisable to consummate the transactions provided for in this Agreement, and each Party will keep the other apprised of the status of matters relating to completion of the transactions provided for in this Agreement.

(c) ANB and CBI shall, upon request, furnish each other all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters that may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of ANB, CBI or any of their Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions provided for in this Agreement.

(d) ANB and CBI shall promptly furnish each other with copies of all applications, notices, petitions and filings with all Regulatory Authorities, and all written communications received by ANB or CBI, as the case may be, or any of their respective Subsidiaries, Affiliates or associates from, or delivered by any of the foregoing to, any Regulatory Authority, in respect of the transactions provided for herein.

(e) ANB will indemnify and hold harmless CBI and its officers and directors and CBI will indemnify and hold harmless ANB and its directors and officers, from and against any and all actions, causes of actions, losses, damages, expenses or Liabilities to which any such entity, or any director, officer or controlling person thereof, may become subject under applicable Laws (including the 1933 Act and the 1934 Act) and rules and regulations thereunder and will reimburse the other, and any such director, officer or controlling person for any legal or other expenses reasonably incurred in connection with investigating or defending any actions, whether or not resulting in liability, insofar as such losses, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any application, notice, petition, and filing with any Regulatory Authority or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein, or necessary in order to make the statement therein not misleading, but only insofar as any such statement or omission was made in reliance upon and in conformity with information furnished in writing in connection therewith by such indemnifying Party for use therein.

8.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, from the date of this Agreement, ANB and CBI shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, access during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of ANB and CBI shall, and shall cause each of their respective Subsidiaries to, make available to the other (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of the Securities Laws or federal or state banking Laws (other than reports or documents which such Party is not permitted to disclose under applicable Law, in which case such Party shall notify the other Party of the nondisclosure and the nature of such information) and (ii) also other information concerning its business, properties and personnel as the other party may reasonably request.

(b) All information furnished by ANB to CBI or its representatives pursuant hereto shall be treated as the sole property of ANB and, if the Merger shall not occur, CBI and its representatives shall return to ANB all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. CBI shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in CBI’s possession prior to the disclosure thereof by ANB; (y) was then generally known to the public; or (z) was disclosed to CBI by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(c) All information furnished by CBI or its Subsidiaries to ANB or its representatives pursuant hereto shall be treated as the sole property of CBI and, if the Merger shall not occur, ANB and its representatives shall return to CBI all of such written information and all documents, notes, summaries or other materials containing, reflecting or referring to, or derived from, such information. ANB shall, and shall use its commercially reasonable efforts to cause its representatives to, keep confidential all such information, and shall not directly or indirectly use such information for any competitive or other commercial purpose. The obligation to keep such information confidential shall continue for five years from the date the proposed Merger is abandoned and shall not apply to (i) any information which (x) was already in ANB’s possession prior to the disclosure thereof by CBI or any of its Subsidiaries; (y) was then generally known to the public; or (z) was disclosed to ANB by a third party not bound by an obligation of confidentiality, or (ii) disclosures made as required by Law.

(d) No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

8.3 Efforts to Consummate. Subject to the terms and conditions of this Agreement, each of CBI and ANB shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective, as soon as practicable after the date of this Agreement, the transactions provided for in this Agreement, including without limitation obtaining of all of the Consents and satisfying the conditions contained in Article 9 hereof.

8.4 CBI Stockholders’ Meeting. CBI shall call a meeting of its stockholders (the “CBI Stockholders’ Meeting”) to be held as soon as reasonably practicable after the date the S-4 Registration Statement is declared effective by the SEC for the purpose of voting upon this Agreement and such other related matters as it deems appropriate. In connection with the CBI Stockholders’ Meeting, (a) CBI shall prepare with the assistance of ANB a notice of meeting; (b) ANB shall furnish all information concerning it that CBI may reasonably request in connection with conducting the CBI Stockholders’ Meeting; (c) ANB shall prepare and furnish to CBI for distribution to CBI’s stockholders the Proxy Statement/Prospectus; (d) CBI shall furnish all information concerning it that ANB may reasonably request in connection with preparing the Proxy Statement/Prospectus; (e) subject to Section 7.6(b) of this Agreement, the CBI Board shall recommend to its stockholders the approval of this Agreement; and (f) CBI shall use its best efforts to obtain its stockholders’ approval. The Parties will use their commercially reasonable efforts to prepare a preliminary draft of the Proxy Statement/Prospectus within 30 days of the date of this Agreement, and will consult with one another on the form and content of the Proxy Statement/Prospectus (including the presentation of draft copies of such proxy materials to the other) prior to delivery to CBI’s stockholders. CBI will use its commercially reasonable efforts to deliver notice of the Stockholders’ Meeting and the Proxy Statement/Prospectus as soon as practicable after the S-4 Registration Statement has been declared effective by the SEC.

8.5 Certificate of Objections. As soon as practicable (but in no event more than three (3) business days) after the CBI Stockholders’ Meeting, CBI shall deliver to ANB a certificate of the Secretary of CBI containing the names of the stockholders of CBI that both (a) gave written notice prior to the taking of the vote on this Agreement at the CBI Stockholders’ Meeting that they dissent from the Merger, and (b) voted against approval of this Agreement or abstained from voting with respect to the approval of this Agreement (“Certificate of Objections”). The Certificate of Objections shall include the number of shares of CBI Common Stock held by each such stockholder and the mailing address of each such stockholder.

8.6 Publicity. Neither ANB nor CBI shall, or shall permit any of their respective Subsidiaries or affiliates to issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public disclosure concerning, the transactions provided for in this Agreement without the consent of the other Party, which consent will not be unreasonably withheld; provided, however, that nothing in this Section 8.6 shall be deemed to prohibit any Party from making any disclosure which it deems necessary or advisable, with the advice of counsel, in order to satisfy such Party’s disclosure obligations imposed by Law or the rules of NASDAQ.

8.7 Expenses. All costs and expenses incurred in connection with the transactions provided for in this Agreement, including without limitation, attorneys’ fees, accountants’ fees, other professional fees and costs related to expenses of officers and directors of CBI and the CBI Companies, shall be paid by the party incurring such costs and expenses; provided, however, without the consent of ANB, all such costs and expenses incurred by CBI and the CBI Companies shall not exceed $65,000, exclusive of the Broker’s Fee, accountants’ fees, the expenses contemplated by Sections 8.12 and 9.2(f), and the adjustments contemplated by Section 8.14, of this Agreement. Each Party hereby agrees to and shall indemnify the other Party against any liability arising from any such fee or payment incurred by such Party. Nothing contained herein shall limit either Party’s rights under Article 10 to recover any damages arising out of a Party’s willful breach of any provision of this Agreement.

8.8 Failure to Close.

(a) ANB expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

(b) CBI expressly agrees to consummate the transactions provided for herein upon the completion of all conditions to Closing and shall not take any action reasonably calculated to prevent the Closing and shall not unreasonably delay any action reasonably required to be taken by it to facilitate the Closing.

8.9 Fairness Opinion. The CBI Board has engaged The Carson Medlin Company (the “CBI Financial Advisor”) to act as advisor to the CBI Board during the transaction and to opine separately as to the fairness from a financial point of view of the Exchange Ratio to the CBI shareholders. CBI has received from the CBI Financial Advisor an opinion that, as of the date hereof, the Exchange Ratio is fair to the shareholders of CBI from a financial point of view. The CBI Board may, at its option, elect to have the final fairness opinion updated immediately prior to the Effective Time in order to account for any Material Adverse Effect that may have occurred with regard to ANB or CBI.

8.10 Tax Treatment. Each of the Parties undertakes and agrees to use its commercially reasonable efforts to cause the Merger, and to take no action which would cause the Merger not to qualify as a “reorganization” within the meaning of Section 368(a) of the IRC for federal income tax purposes.

8.11 Agreement of Affiliates. CBI has disclosed on Schedule 8.11 each Person whom it reasonably believes is an “affiliate” of CBI for purposes of Rule 145 under the 1933 Act. CBI shall cause each such Person to deliver to ANB not later than 30 days after the date of this Agreement a written agreement, substantially in the form of Exhibit A providing that such Person will not sell, pledge, transfer, or otherwise dispose of the shares of CBI Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer, or otherwise dispose of the shares of ANB Common Stock to be received by such Person upon consummation of the Merger, except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder (and ANB shall be entitled to place restrictive legends upon certificates for shares of ANB Common Stock issued to affiliates of CBI pursuant to this Agreement to enforce the provisions of this Section 8.11). ANB shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of ANB Common Stock by such affiliates.

8.12 Environmental Audit; Title Policy; Survey.

(a) At the election of ANB, CBI will procure and deliver, at ANB’s expense, with respect to each parcel of real property that any of the CBI Companies owns, leases, subleases or is obligated to purchase, at least thirty (30) days prior to the Effective Time, whatever environmental audits as ANB may request, which audits shall be reasonably acceptable to and shall be conducted by a firm reasonably acceptable to ANB.

(b) At the election of ANB, CBI will, at ANB’s expense, with respect to each parcel of real property that CBI or CBI Bank owns, leases, subleases or is obligated to purchase, procure and deliver to ANB, at least thirty (30) days prior to the Effective Time, a commitment to issue owner’s title insurance in such amounts and by such insurance company reasonably acceptable to ANB, which policy shall be free of all material Liens and exceptions to ANB’s reasonable satisfaction.

(c) At the election of ANB, with respect to each parcel of real property as to which a title insurance policy is to be procured pursuant to subsection (b) above, CBI, at ANB’s expense, will procure and deliver to ANB at least thirty (30) days prior to the Effective Time, a survey of such real property, which survey shall be reasonably acceptable to and shall be prepared by a licensed surveyor reasonably acceptable to ANB, disclosing the locations of all improvements, easements, sidewalks, roadways, utility lines and other matters customarily shown on such surveys and showing access affirmatively to public streets and roads and providing the legal description of the property in a form suitable for recording and insuring the title thereof. Such surveys shall not disclose any survey defect or encroachment from or onto such real property that has not been cured or insured over prior to the Effective Time. In addition, CBI shall deliver to ANB a complete legal description for each parcel of real estate or interest owned, leased or subleased by any CBI Company or in which any CBI Company has any ownership or leasehold interest.

8.13 Compliance Matters. Prior to the Effective Time, CBI shall take, or cause to be taken, all commercially reasonable steps requested by ANB to cure any deficiencies in regulatory compliance by CBI or CBI Bank; provided, however, that ANB shall not be responsible for discovering such defects, shall not have any obligation to disclose the existence of such defects to CBI, and shall not have any liability resulting from such deficiencies or attempts to cure them.

8.14 Conforming Accounting and Reserve Policies. At the request of ANB, CBI shall immediately prior to Closing establish and take such charge offs, reserves and accruals as ANB reasonably shall request to conform CBI Bank’s loan, accrual, capital, reserve and other accounting policies to the policies of ANB (collectively, the “Conforming Adjustments”).

8.15 Notice of Deadlines. Schedule 8.15 lists the deadlines for extensions or terminations of any material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which CBI or CBI Bank is a party.

8.16 Fixed Asset Inventory. At ANB’s request, at least thirty (30) days prior to the Effective Time, CBI shall take, or shall cause to be taken, an inventory of all fixed assets of the CBI Companies to verify the presence of all items listed on their respective depreciation schedules, and CBI shall allow ANB’s representatives, at the election of ANB, to participate in or be present for such inventory and shall deliver to ANB copies of all records and reports produced in connection with such inventory.

8.17 Certain Terms of Employment. Prior to the Closing, ANB and CBI will use their commercially reasonable efforts to negotiate mutually satisfactory terms of employment with each of Patrick Kelly and Mary Stetler.

8.18 Section 280G Matters. Prior to the Closing, ANB and CBI shall work together in good faith to implement mutually satisfactory arrangements such that the Merger will not trigger or result in any payment, including without limitation any “excess parachute payment” as defined in Section 280G of the IRC, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G or 162(m) of the IRC.

8.19 CBI Bank.

(a) As a result of the Merger, CBI Bank will become a wholly-owned subsidiary of ANB. It is ANB’s intention that, in addition to one or more officers of ANB, the incumbent board of directors of CBI Bank will remain in place after the Merger, subject to each board member’s continued willingness to serve on this board, annual re-election, shareholders’ rights to appoint and remove directors, and the requirements of applicable Law and CBI Bank’s articles of incorporation and bylaws.

(b) If, within six (6) months of the Effective Time, any employee of CBI Bank is terminated by ANB solely as a result of the Merger (i.e., elimination of duplicative jobs, etc.), and not as a result of inadequate performance or other good cause, ANB will cause CBI Bank to pay severance to each such employee in an amount equal to one week’s pay for each six (6) months of such employee’s prior employment; provided, however, that in no event will the total amount of severance for any single employee exceed $15,000 in the aggregate.

ARTICLE 9

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.4 of this Agreement:

(a) Stockholder Approval. The stockholders of CBI shall have approved this Agreement by the requisite vote, and the consummation of the transactions provided for herein, as and to the extent required by Law and by the provisions of any governing instruments, and CBI shall have furnished to ANB certified copies of resolutions duly adopted by its stockholders evidencing same.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all notice and waiting periods required by Law to have passed after receipt of such Consents shall have expired. No Consent obtained from any Regulatory Authority that is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner (including without limitation requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions provided for in this Agreement as to render inadvisable the consummation of the Merger.

(c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent so obtained which is necessary to consummate the transactions provided for herein shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of either Party would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable the consummation of the Merger.

(d) Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action that prohibits, restricts or makes illegal consummation of the transactions provided for in this Agreement. No action or proceeding shall have been instituted by any Person, and the Parties shall not have Knowledge of any threatened action or proceeding by any Person, which seeks to restrain the consummation of the transactions provided for in this Agreement which, in the opinion of the ANB Board or the CBI Board, renders it impossible or inadvisable to consummate the transactions provided for in this Agreement.

(e) Tax Opinion. CBI and ANB shall have received a written opinion of counsel from Maynard, Cooper & Gale, P.C. in form reasonably satisfactory to them (the “Tax Opinion”), to the effect that (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the IRC, (ii) the exchange in the Merger of CBI Common Stock for ANB Common Stock will not give rise to gain or loss to the stockholders of CBI with respect to such exchange (except to the extent of any cash received), and (iii) neither CBI nor ANB will recognize gain or loss as a consequence of the Merger (except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the IRC). In rendering such Tax Opinion, counsel for ANB shall be entitled to rely upon representations of officers of CBI and ANB reasonably satisfactory in form and substance to such counsel.

(f) S-4 Registration Statement Effective. The S-4 Registration Statement shall have been declared effective under the 1933 Act by the SEC and no stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued and no action, suit, proceeding or investigation for that purpose shall have been initiated or threatened by the SEC. ANB shall have received all state securities Laws, or “blue sky” permits or other authorizations, or confirmations as to the availability of exemptions from registration requirements, as may be necessary to issue the ANB Common Stock pursuant to the terms of this Agreement.

(g) Section 280G Matters. Each of the Parties shall be satisfied that the Merger will not trigger or result in any payment, including without limitation any “excess parachute payment” as defined in Section 280G of the IRC, that could be disallowed as a deduction or result in the payment of excise taxes under Section 280G or 162(m) of the IRC.

9.2 Conditions to Obligations of ANB. The obligations of ANB to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by ANB pursuant to subsection 11.4(a) of this Agreement:

(a) Representations and Warranties. The representations and warranties of CBI set forth or referred to in this Agreement and in any certificate or document delivered pursuant to the provisions hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except as expressly contemplated by this Agreement.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of CBI to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. CBI shall have delivered to ANB (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to ANB’s obligations set forth in subsections 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the CBI Board and the CBI stockholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, all in such reasonable detail as ANB and its counsel shall request.

(d) Opinion of Counsel. CBI shall have delivered to ANB an opinion of Smith Mackinnon, P.A., counsel to CBI, dated as of the Closing, in substantially the form of Exhibit B hereto.

(e) Net Worth and Capital Requirements. Immediately prior to the Effective Time, each of CBI and CBI Bank shall have a minimum net worth of $8.25 million. For purposes of this Section 9.2(e), “net worth” shall mean, without regard to the Conforming Adjustments or the results of any mutually agreeable payments or actions pursuant to Section 8.18 above, the sum of the amounts set forth on the balance sheet as stockholders’ equity (including the par or stated value of all outstanding capital stock, retained earnings, additional paid-in capital, capital surplus and earned surplus), less the sum of (a) any amounts at which shares of capital stock of such person appear on the asset side of the balance sheet and (b) any amounts due from or owed by any Subsidiary thereof; provided, however, that unrealized gains or losses on securities classified as “available for sale” shall be disregarded for purposes of calculating “net worth.”

(f) Comfort Letter. ANB shall have received from Osburn, Henning and Company, independent certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of CBI as ANB may reasonably request.

(g) Conforming Adjustments. The Conforming Adjustments shall have been made to the satisfaction of ANB in its sole discretion.

(h) Employment Agreements. (i) ANB shall have received documentation reasonably satisfactory to ANB that the Employment Agreements with Bruce Page, James Weite and Thomas Hury shall be terminated as of the Effective Time without any penalty, fee or cost to ANB or any CBI Company (except as may be agreed to by the Parties); (ii) Bruce Page and James Weite shall have entered into new Employment Agreements with CBI Bank in substantially the form attached as Exhibit C hereto; and (iii) Thomas Hury shall have entered into a new Employment Agreement with CBI Bank in substantially the form attached hereto as Exhibit D.

(i) Employee Matters. ANB shall have received such evidence and documentation as it shall have reasonably requested evidencing that, effective immediately prior to the Effective Time: (i) that certain Client Service Agreement between CBI Bank and Paychex Business Solutions, Inc. (the “Paychex Agreement”) has been terminated in full with no penalty or premium payable by CBI, CBI Bank or ANB; (ii) each of the employees previously leased to CBI Bank pursuant to the Paychex Agreement has become a direct employee of CBI Bank; and (iii) the assets of such employees in benefit plans maintained pursuant to the Paychex Agreement may be transferred into benefit plans maintained by ANB at no cost to ANB, CBI Bank, or such employees.

(j) Regulatory Matters. No agency or department of federal, state or local government or any Regulatory Authority or the staff thereof shall have (i) asserted that any CBI Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, (ii) revoked any material Permits, or (iii) issued, or required any CBI Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking, that, in the reasonable estimation of ANB, restricts or impairs the conduct of such CBI Company’s business or future prospects.

(k) Absence of Adverse Facts. There shall have been no determination by ANB in good faith that any fact, event or condition exists or has occurred that, in the judgment of ANB, (a) would have a Material Adverse Effect on, or which may be foreseen to have a Material Adverse Effect on, CBI or CBI Bank or the consummation of the transactions provided for in this Agreement, (b) would be of such significance with respect to the business or economic benefits expected to be obtained by ANB pursuant to this Agreement as to render inadvisable the consummation of the transactions pursuant to this Agreement, (c) would be materially adverse to the interests of ANB on a consolidated basis or (d) would render the Merger or the other transactions provided for in this Agreement impractical because of any state of war, national emergency, banking moratorium or general suspension of trading on NASDAQ, the New York Stock Exchange, Inc. or other national securities exchange.

(l) Consents Under Agreements. CBI shall have obtained the consent or approval of each Person (other than the Consents of the Regulatory Authorities) whose consent or approval shall be required in order to permit the succession by the Surviving Corporation to, or the continuation by CBI Bank of, as the case may be, any obligation, right or interest of CBI or CBI Bank under any loan or credit agreement, note, mortgage, indenture, lease, license, or other agreement or instrument, except those for which failure to obtain such consents and approvals would not in the reasonable opinion of ANB, individually or in the aggregate, have a Material Adverse Effect on the Surviving Corporation or CBI Bank or upon the consummation of the transactions provided for in this Agreement.

(m) Material Condition. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger by any

Regulatory Authority which, in connection with the grant of any Consent by any Regulatory Authority, imposes, in the judgment of ANB, any material adverse requirement upon ANB or any ANB Subsidiary, including without limitation any requirement that ANB sell or dispose of any significant amount of the assets of CBI, CBI Bank and their respective subsidiaries, or any other ANB Subsidiary, provided that, except for any such requirement relating to the above-described sale or disposition of any significant assets of CBI or any ANB Subsidiary, no such term or condition imposed by any Regulatory Authority in connection with the grant of any Consent by any Regulatory Authority shall be deemed to be a material adverse requirement unless it materially differs from terms and conditions customarily imposed by any such entity in connection with the acquisition of banks, savings associations and bank and savings association holding companies under similar circumstances.

(n) Certification of Claims. CBI shall have delivered a certificate to ANB that CBI is not aware of any pending, threatened or potential claim against the directors or officers of CBI or CBI Bank or under the directors and officers insurance policy or the fidelity bond coverage of CBI or any CBI Company.

(o) Increase in Borrowing. As of the date of any Financial Statement of CBI, any Financial Statement of CBI Bank or any Call Report of CBI Bank subsequent to the execution of this Agreement, including the date of the Financial Statements of CBI, the Financial Statements of CBI Bank and the Call Report of CBI Bank that immediately precede the Effective Time, there shall not have been any material increase in the loan agreements, notes or borrowing arrangements described in Section 5.9(a) and in Schedule 5.9(a) except for purchases of federal funds.

9.3 Conditions to Obligations of CBI. The obligations of CBI to perform this Agreement and consummate the Merger and the other transactions provided for herein are subject to the satisfaction of the following conditions, unless waived by CBI pursuant to subsection 11.4(b) of this Agreement:

(a) Representations and Warranties. The representations and warranties of ANB set forth or referred to in this Agreement and in any certificate of document delivered pursuant to the provisions hereof shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except as expressly contemplated by this Agreement.

(b) Performance of Obligations. Each and all of the agreements, obligations and covenants of ANB to be performed and complied with pursuant to this Agreement and the other agreements provided for herein prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Certificates. ANB shall have delivered to CBI (i) a certificate, dated as of the Effective Time and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions to CBI’s obligations set forth in subsections 9.3(a) and 9.3(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the ANB Board evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein, all in such reasonable detail as CBI and its counsel shall request.

(d) Opinion of Counsel. ANB shall have delivered to CBI an opinion of Maynard, Cooper & Gale, P.C., counsel to ANB, dated as of the Effective Time, in substantially the form of Exhibit E hereto.

(e) Comfort Letter. CBI shall have received from PricewaterhouseCoopers, LLP, independent certified public accountants, a comfort letter dated as of the Effective Time with respect to such matters relating to the financial condition of ANB as CBI may reasonably request.

(f) Fairness Opinion. CBI shall have received from the CBI Financial Advisor the fairness opinion described in Section 8.9, dated prior to or as of the date the Proxy Statement/Prospectus is delivered to CBI’s stockholders in connection with the solicitation of their approval of the Merger, stating that the Exchange Ratio provided for in this Agreement and recommended by CBI to its stockholders is fair to CBI and its stockholders from a financial point of view and such fairness opinion shall not have been withdrawn by the CBI Financial Advisor as of the Effective Time.

(g) ANB Common Stock. The ANB Common Stock to be issued in the Merger shall have been qualified as a NASDAQ “national market system security” pursuant to Section 7.7 hereof.

(h) Regulatory Matters. No agency or department of federal, state or local government, or any Regulatory Authority or the staff thereof shall have (i) asserted that any ANB Company is not in material compliance with any of the Laws or Orders that such governmental authority or Regulatory Authority enforces, or (ii) issued, or required any ANB Company to consent to the issuance or adoption of, a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or any board resolution or similar undertaking that, in the reasonable estimation of CBI, restricts or impairs the conduct of such ANB Company’s business or future prospects.

ARTICLE 10

TERMINATION

10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the stockholders of CBI, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) by mutual written consent of the ANB Board and the CBI Board; or

(b) by the ANB Board or the CBI Board in the event of an inaccuracy of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such inaccuracy and which inaccuracy is reasonably likely, in the opinion of the non-breaching Party, to have, individually or in the aggregate, a Material Adverse Effect on the breaching Party; or

(c) by the ANB Board or the CBI Board in the event of a material breach by the other Party of any covenant, agreement or other obligation contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach; or

(d) by the ANB Board or the CBI Board (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, agreement or other obligation contained in this Agreement) if (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions provided for herein shall have been denied by final nonappealable action of such authority or if any action taken by such Authority is not appealed within the time limit for appeal, or (ii) the stockholders of CBI fail to vote their approval of this Agreement and the transactions provided for herein as required by applicable Law at its Stockholders’ Meeting where the transactions are presented to such CBI stockholders for approval and voted upon; or

(e) by the ANB Board, if, notwithstanding any disclosures in the Schedules attached hereto or otherwise, (i) there shall have occurred any Material Adverse Effect with respect to CBI, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement which are reasonably likely to cause or result in any Material Adverse Effect with respect to CBI, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by CBI of notice in writing from ANB specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(f) by the CBI Board, if (i) there shall have occurred any Material Adverse Effect with respect to ANB, or (ii) any facts or circumstances shall develop or arise after the date of this Agreement which are reasonably likely to cause or result in any Material Adverse Effect with respect to ANB, and such Material Adverse Effect (or such facts or circumstances) shall not have been remedied within fifteen (15) days after receipt by ANB of notice in writing from CBI specifying the nature of such Material Adverse Effect and requesting that it be remedied; or

(g) by the ANB Board or the CBI Board if the Merger shall not have been consummated by April 30, 2004, if the failure to consummate the transactions provided for herein on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(g); or

(h) by the ANB Board or the CBI Board if any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in Section 10.1(g) of this Agreement and such failure was not the fault of the terminating party; or

(i) by the ANB Board if the holders of in excess of five percent (5%) of the outstanding shares of CBI Common Stock properly assert their dissenters’ rights of appraisal pursuant to the Dissenters’ Provisions; or

(j) subject to the terms and conditions of Section 7.6, by the CBI Board, if a majority of the disinterested members of the CBI Board shall have determined to enter into an agreement with respect to a Superior Proposal; or

(k) by the ANB Board if (A) the CBI Board shall have withdrawn, or adversely modified, of failed upon ANB’s request to reconfirm its recommendation of the Merger or this Agreement (or determined to do so), (B) the CBI Board shall have determined to recommend to the stockholders of CBI that they approve an Acquisition Proposal other than that contemplated by this Agreement, (C) CBI fails to call the CBI Stockholders’ Meeting or otherwise breaches its obligations in Section 8.4 hereof, or (D) any Person (other than CBI or an affiliate of CBI) or group becomes the beneficial owner of 50% or more of the outstanding shares of CBI Common Stock.

10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Sections 8.2, 8.7 and 10.4 of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b), 10.1(c), 10.1(g) or 10.1(h) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant, obligation or agreement giving rise to such termination.

10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Effective Time.

10.4 Termination Fee. In the event that this Agreement is terminated pursuant to Section 10.1(j) or Section 10.1(k), CBI shall pay to ANB within two business days of such termination a termination fee of $1.0 million, in cash or other readily available funds, to reimburse ANB for its time, expense and lost opportunity costs of pursuing the Merger.

ARTICLE 11

MISCELLANEOUS

11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

“Acquisition Proposal,” with respect to CBI, means a tender or exchange offer, proposal for a merger, acquisition of all the stock or Assets of, consolidation or other business combination involving CBI or any of its Subsidiaries or any proposal or offer to acquire in any manner more than 15% of the voting power in, or more than 15% of the business, Assets or deposits of, CBI or any of its Subsidiaries, including a plan of liquidation of CBI or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

“Act” shall mean the Federal Deposit Insurance Act.

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended.

“Additional Optional Cash Consideration” shall have the meaning provided in Section 3.1(b) of this Agreement.

“Affiliate” of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall mean this Agreement and Plan of Merger, including the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference. References to “the date of this Agreement,” “the date hereof” and words of similar import shall refer to the date this Agreement was first executed, as indicated in the introductory paragraph on the first page hereof.

“ANB” shall mean Alabama National BanCorporation, a Delaware corporation.

“ANB Board” shall mean the Board of Directors of ANB.

“ANB Common Stock” shall mean the $1.00 par value common stock of ANB.

“ANB Companies” shall mean, collectively, ANB and all ANB Subsidiaries.

“ANB Financial Statements” shall mean (i) the audited consolidated balance sheets (including related notes and schedules, if any) of ANB as of December 31, 2002, 2001 and 2000, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, as delivered by ANB to CBI, and (ii) the consolidated balance sheets of ANB (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) delivered by ANB to CBI with respect to periods ended subsequent to December 31, 2002.

“ANB Option” shall have the meaning given to such term in Section 3.1(d) hereof.

“ANB Subsidiaries” shall mean the Subsidiaries of ANB.

“Articles of Merger” shall mean the Articles of Merger to be signed by ANB and CBI and filed with the Secretary of State of Florida relating to the Merger as contemplated by Section 1.1 of this Agreement.

“Assets” of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Quoted Price” shall mean the price derived by adding the averages of the high and low sales price of one share of ANB Common Stock as reported on NASDAQ on each of the ten (10) consecutive trading days ending on the fifth business day prior to the Effective Time, and dividing such sum by ten (10).

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Broker’s Fee” shall have the meaning provided in Section 5.24 of the Agreement.

“Cash Election Shares” shall have the meaning provided in Section 3.1(c) of this Agreement.

“CBI” shall mean Cypress Bankshares, Inc., a Florida corporation.

“CBI Allowance” shall have the meaning provided for in Section 5.9(a) of this Agreement.

“CBI Bank” shall mean Cypress Bank, a Florida banking corporation.

“CBI Benefit Plans” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“CBI Board” shall mean the Board of Directors of CBI.

“CBI Call Reports” shall mean (i) the Reports of Income and Condition of CBI Bank for the years ended December 31, 2002 and 2001, as filed with the FDIC; (ii) the Reports of Income and Condition of CBI Bank delivered by CBI to ANB with respect to periods ended subsequent to December 31, 2002; and (iii) the Consolidated Financial Statements for Bank Holding Companies, Form FRY 9C, delivered by CBI to ANB with respect to periods ended subsequent to December 31, 2002.

“CBI Certificate” shall have the meaning provided in Section 4.2 of this Agreement.

“CBI Common Stock” shall mean the $5.00 par value voting common stock of CBI.

“CBI Companies” shall mean, collectively, CBI and all CBI Subsidiaries.

“CBI Contracts” shall have the meaning set forth in Section 5.15 of this Agreement.

“CBI ERISA Plans” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“CBI Financial Advisor” shall have the meaning set forth in Section 8.9 of this Agreement.

“CBI Financial Statements” shall mean (i) the balance sheets (including related notes and schedules, if any) of CBI Bank as of December 31, 2002, 2001 and 2000, and the related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) for the years then ended, as delivered by CBI to ANB, and (ii) the consolidated balance sheets of CBI (including related notes and schedules, if any) and related statements of income, changes in stockholders’ equity and cash flows (including related notes and schedules, if any) delivered by CBI to ANB with respect to periods ended subsequent to December 31, 2002.

“CBI Option” shall have the meaning provided in Section 3.1(d) of this Agreement.

“CBI Pension Plan” shall have the meaning set forth in Section 5.14(a) of this Agreement.

“CBI Stock Option Plans” shall mean the Cypress Bank Directors’ Stock Option Plan and the Cypress Bank Officers’ and Employees’ Stock Option Plan.

“CBI Stockholders’ Meeting” shall mean the meeting of the stockholders of CBI to be held pursuant to Section 8.4 of this Agreement, including any adjournment or adjournments thereof.

“CBI Subsidiaries” shall mean the Subsidiaries of CBI, which shall include the CBI Subsidiaries described in Section 5.4 of this Agreement and any corporation, bank, savings association or other organization acquired as a Subsidiary of CBI in the future and owned by CBI at the Effective Time.

“Certificate of Objections” shall have the meaning provided in Section 8.5 of this Agreement.

“Closing” shall mean the closing of the Merger and the other transactions provided for herein, as described in Section 1.2 of this Agreement.

“Conforming Adjustments” shall have the meaning provided in Section 8.14 of this Agreement.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

“Contract” shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Cutoff” shall have the meaning provided in Section 4.2 of this Agreement.

“Default” shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or

(iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit, where, in any such event, such Default is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Designated Representative”

(a)	with respect to CBI shall mean Bruce Page and/or James Weite; and

(b)	with respect to ANB shall mean John H. Holcomb, III, William E. Matthews, V and/or Richard Murray, IV.

“Dissenter Provisions” shall have the meaning provided in Section 3.4 of this Agreement.

“Dollar Equivalent Per Share Consideration” shall have the meaning provided in Section 3.1(b) of this Agreement.

“Effective Time” shall mean the date and time at which the Merger becomes effective as provided in Section 1.3 of this Agreement.

“Election Deadline” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Election Form” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Employment Laws” shall mean all Laws relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, unemployment wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health and plant closing, including, but not limited to, 42 U.S.C. § 1981, Title VII of the Civil Rights Act of 1964, as amended, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Equal Pay Act, the Fair Labor Standards Act, the Family and Medical Leave Act, the Americans with Disabilities Act, Workers’ Compensation, Uniformed Services Employment and Re-Employment Rights Act of 1994, Older Workers Benefit Protection Act, Pregnancy Discrimination Act and the Worker Adjustment and Retraining Notification Act.

“Environmental Laws” shall mean all Laws which are administered, interpreted or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over pollution or protection of the environment.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall have the meaning provided in Section 5.14(c) of this Agreement.

“Exchange Agent” shall mean SunTrust Bank, Atlanta, Georgia.

“Exchange Ratio” shall have the meaning given such term in Section 3.1(b) hereof.

“FBCA” shall mean the Florida Business Corporation Act, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“FRB” or “Federal Reserve Board” shall mean Board of Governors of the Federal Reserve System.

“GAAP” shall mean generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” shall mean any pollutant, contaminant, or hazardous substance within the meaning of the Comprehensive Environment Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., or any similar federal, state or local Law.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Knowledge” as used with respect to a Party shall mean the actual knowledge of the officers and directors of such Party and that knowledge that any director of the Party would have obtained upon a reasonable examination of the books, records and accounts of such Party and that knowledge that any officer of the Party would have obtained upon a reasonable examination of the books, records and accounts of such officer and such Party.

“Law” shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including without limitation those promulgated, interpreted or enforced by any of the Regulatory Authorities.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including without limitation costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, and (ii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including without limitation Contracts related to it), or the transactions provided for in this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Litigation Reserve” shall have the meaning set forth in Section 5.9(a) of this Agreement.

“Loan Property” shall mean any property owned by a Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Loans” shall have the meaning set forth in Section 5.9(a) of this Agreement.

“Mailing Date” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” on a Party shall mean an event, change or occurrence that, individually or together with any other event, change or occurrence, has a material adverse impact on (i) the financial position, results of operations or business of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions provided for in this Agreement; provided that “material adverse impact” shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts of governmental authorities, (y) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies and (z) the Merger or the announcement of the Merger on the operating performance of the Parties.

“Maximum Cash Amount” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Merger” shall mean the merger of CBI with and into ANB referred to in the Preamble of this Agreement.

“Minimum Dollar Equivalent Per Share Consideration” shall have the meaning provided in Section 3.1(b) of this Agreement.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“NASDAQ” shall mean the National Association of Securities Dealers Automated Quotations System.

“No Election Shares” shall have the meaning provided in Section 3.1(c) of this Agreement.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Order” shall mean any administrative decision or award, decrees, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

“OREO Reserve” shall have the meaning set forth in Section 5.9(a) of this Agreement.

“Participation Facility” shall mean any facility in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, includes the owner or operator or such property, but only with respect to such property.

“Party” shall mean either CBI or ANB, and “Parties” shall mean both CBI and ANB.

“Permit” shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

“Per Share Cash Consideration” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Person” shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

“Potential Cash Payments” shall have the meaning provided in Section 3.1(c) of this Agreement.

“Proxy Statement/Prospectus” shall have the meaning set forth in Section 5.18 of this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the FRB, the OCC, the FDIC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD and the SEC.

“Related Interests” shall have the meaning set forth in Section 5.15 of this Agreement.

“S-4 Registration Statement” shall have the meaning set forth in Section 5.18 of this Agreement.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940 as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“State Regulator” shall have the meaning set forth in Section 5.9(c) of this Agreement.

“Subsidiaries” shall mean all those corporations, banks, associations or other entities of which the entity in question owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Superior Proposal” means a bona fide written Acquisition Proposal which the CBI Board concludes in good faith to be more favorable from a financial point of view to its stockholders than the Merger and the other transactions contemplated hereby, (1) after receiving the advice of its financial advisors (who shall be a nationally recognized investment banking firm, ANB agreeing that the CBI Financial Advisor is a nationally recognized investment banking firm), (2) after taking into account the likelihood of consummation of such transaction on the terms set forth therein (as compared to, and with due regard for, the terms herein) and (3) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided that for purposes of the definition of “Superior Proposal”, the references to “more than 15%” in the definition of Acquisition Proposal shall be deemed to be references to “a majority” and the definition of Acquisition Proposal shall only refer to a transaction involving CBI and not its Subsidiaries.

“Surviving Corporation” shall mean ANB as the surviving corporation in the Merger.

“Takeover Laws” shall have the meaning set forth in Section 5.28 of this Agreement.

“Tax Opinion” shall have the meaning set forth in Section 9.1(e) of this Agreement.

“Taxes” shall mean any federal, state, county, local, foreign and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

11.2 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions provided for herein and supersedes all prior arrangements or understandings with respect thereto, written or oral.

11.3 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; provided, however, that after approval of this Agreement by the holders of CBI Common Stock, there shall be made no amendment that pursuant to applicable Law requires further approval by the CBI stockholders without the further approval of the CBI stockholders.

11.4 Waivers.

(a) Prior to or at the Effective Time, ANB, acting through the ANB Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by CBI, to waive or extend the time for the compliance or fulfillment by CBI of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of ANB under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of ANB. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that ANB and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

(b) Prior to or at the Effective Time, CBI, acting through the CBI Board, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by ANB, to waive or extend the time for the compliance or fulfillment by ANB of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of CBI under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of CBI. No representation or warranty in this Agreement shall be affected or deemed waived by reason of the fact that CBI and/or its representatives knew or should have known that any such representation or warranty was, is, might be or might have been inaccurate in any respect.

11.5 Assignment. Except as expressly provided for herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

11.6 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

If to CBI, then to:	Cypress Bankshares, Inc.
21 Cypress Point Parkway
Palm Coast, Florida 32164
Telecopy Number: (386) 445-6090

	Attention:	Mr. Bruce Page
Mr. James Weite

with a copy to:	Smith Mackinnon, PA
Citrus Center, Suite 800
255 South Orange Avenue
Orlando, Florida 32801
Telecopy Number: (407) 843-2448
	Attention:	John P. Greeley, Esq.

If to ANB, then to:	Alabama National BanCorporation
1927 First Avenue North
Birmingham, Alabama 35203
Telecopy Number: (205) 583-3275
	Attention:	Mr. John H. Holcomb, III,
Chief Executive Officer

with a copy to:	Maynard, Cooper & Gale, P.C.
1901 Sixth Avenue North
2400 AmSouth/Harbert Plaza
Birmingham, Alabama 35203
Telecopy Number: (205) 254-1999
	Attention:	Mark L. Drew, Esq.

11.7 Brokers and Finders. Except as provided in Section 5.24, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions or finders’ fees in connection with this Agreement or the transactions provided for herein. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by CBI or ANB, each of CBI and ANB, as the case may be, agrees to indemnify and hold the other Party harmless of and from any Liability with respect to any such claim.

11.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without regard to any applicable conflicts of Laws, except to the extent federal law shall be applicable.

11.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same document with the same force and effect as though all parties had executed the same document.

11.10 Captions. The captions as to contents of particular articles, sections or paragraphs contained in this Agreement and the table of contents hereto are for reference purposes only and are not part of this Agreement.

11.11 Enforcement of Agreement; Prevailing Party. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In any dispute or action between the Parties arising out of this Agreement, including any litigation, arbitration, and appellate proceedings (and efforts to enforce the judgment, award or other disposition of any of the same), the prevailing party shall be entitled to have and recover from the other party all fees, costs and expenses incurred in connection with such dispute or action (including reasonable attorneys’ fees).

11.12 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.13 Construction of Terms. Where the context so requires or permits, the use of singular form includes the plural, and the use of the plural form includes the singular, and the use of any gender includes any and all genders. Accounting terms used and not otherwise defined in this Agreement have the meanings determined by, and all calculations with respect to accounting or financial matters unless otherwise provided for herein, shall be computed in accordance with generally accepted accounting principles, consistently applied. References herein to articles, sections, paragraphs, subparagraphs or the like shall refer to the corresponding articles, sections, paragraphs, subparagraphs or the like of this Agreement. The words “hereof,” “herein,” and terms of similar import shall refer to this entire Agreement. Unless the context clearly requires otherwise, the use of the terms “including,” “included,” “such as,” or terms of similar meaning, shall not be construed to imply the exclusion of any other particular elements.

11.14 Schedules. The disclosures in the Schedules to this Agreement, and those in any supplement thereto, must relate only to the representations and warranties in the Section of the Agreement to which they expressly relate and not to any other representation or warranty in this Agreement. In the event of any inconsistency between the covenants or statements in the body of this Agreement and those in the Schedules (other than an exception expressly set forth as such in the Schedules with respect to a specifically identified representation or warranty), the covenants and statements in the body of this Agreement will control.

11.15 Exhibits and Schedules. Each of the exhibits and schedules attached hereto is an integral part of this Agreement and shall be applicable as if set forth in full at the point in the Agreement where reference to it is made.

11.16 No Third Party Beneficiaries. Nothing in this Agreement expressed or implied is intended to confer upon any Person, other than the Parties or their respective successors, any right, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly contemplated by this Agreement.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by its respectively authorized officers as of the day and year first above written.

CYPRESS BANKSHARES, INC.

Attest:

By:	/s/ Thomas Hury	By:	/s/ Bruce Page
	Thomas Hury		Bruce Page
	Its: Secretary	Its:	Chief Executive Officer

[CORPORATE SEAL]

		By:	/s/ James Weite
James Weite
		Its:	President

ALABAMA NATIONAL BANCORPORATION

Attest:

By:	/s/ Kimberly Moore	By:	/s/ John H. Holcomb, III
	Kimberly Moore		John H. Holcomb, III
	Its: Secretary	Its:	Chief Executive Officer

[CORPORATE SEAL]

List of Exhibits

Exhibit A:	Form of Rule 145 Agreement

Exhibit B:	Form of Opinion of Smith Mackinnon, P.A.

Exhibit C:	Form of Employment Agreements – Bruce Page and James Weite

Exhibit D:	Form of Employment Agreement – Thomas Hury

Exhibit E:	Form of Opinion of Maynard, Cooper & Gale, P.C.

Exhibit A

Form of Rule 145 Agreement

[                    ]

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Ladies and Gentlemen:

The undersigned has been advised that as of the date of this letter the undersigned may be deemed to be an “affiliate” of Cypress Bancshares, Inc., a Florida corporation (“CBI”), as the term “affiliate” is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”). Pursuant to the terms of the Agreement and Plan of Merger dated as of [                    ], 2003 (the “Merger Agreement”), executed by CBI and Alabama National BanCorporation, a Delaware corporation (“ANB”), CBI will be merged with and into ANB (the “Merger”).

As a result of the Merger, the undersigned will receive shares of common stock, par value $1.00 per share, of ANB (such shares received by the undersigned as a result of the Merger are hereinafter referred to as the “ANB Securities”) in exchange for any shares of common stock of CBI owned by the undersigned.

The undersigned represents, warrants and covenants to ANB that:

(a) The undersigned shall not make any sale, transfer or other disposition of the ANB Securities in violation of the Act or the Rules and Regulations.

(b) The undersigned has carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon the undersigned’s ability to sell, transfer or otherwise dispose of ANB Securities, to the extent the undersigned has considered necessary, with the undersigned’s counsel or counsel for CBI.

(c) The undersigned has been advised that the issuance of ANB Securities to the undersigned pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form S-4. However, the undersigned has also been advised that, since at the time the Merger was submitted for a vote of the shareholders of CBI, the undersigned may be deemed to have been an affiliate of CBI and the distribution by the undersigned of the ANB Securities has not been registered under the Act, the undersigned may not sell, transfer or otherwise dispose of ANB Securities issued to the undersigned in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act, (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the Commission under the Act (as hereafter amended, “Rule 145”), or (iii) ANB has received an opinion of counsel reasonably acceptable to ANB (or other evidence reasonably acceptable to ANB) that such sale, transfer or other disposition is otherwise exempt from registration under the Act.

(d) The undersigned understands that ANB is under no obligation to register the sale, transfer or other disposition of the ANB Securities by the undersigned or on the undersigned’s behalf under the Act or to take any other action necessary in order to make compliance with an exemption from such registration available.

(e) The undersigned also understands that stop transfer instructions will be given to ANB’s transfer agent with respect to the ANB Securities and that there will be placed on the certificates for the ANB Securities issued to the undersigned, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED                     , 2003, BETWEEN THE REGISTERED HOLDER HEREOF AND ALABAMA NATIONAL BANCORPORATION, A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF ALABAMA NATIONAL BANCORPORATION.”

(f) The undersigned also understands that unless the transfer by the undersigned of the undersigned’s ANB Securities has been registered under the Act or is a sale made in conformity with the provisions of Rule 145, ANB reserves the right to put the following legend on the certificates issued to the undersigned’s transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

(g) It is understood and agreed that the legends set forth in paragraphs (e) and (f) above shall be removed by delivery of substitute certificates without such legend and the related stop transfer instructions will be lifted forthwith, at such time as (i) the undersigned is not an affiliate of ANB and a period of at least one year (as determined in accordance with paragraph (d) of Rule 144 under the Act) has elapsed since the date of consummation of the Merger, and

ANB meets the requirements of paragraph (c) of Rule 144 under the Act, (ii) the undersigned is not, and has not been for at least three months, an affiliate of ANB, and a period of at least two years (as determined in accordance with paragraph (d) of Rule 144 under the Act) has elapsed since the date of consummation of the Merger or (iii) ANB shall have received an opinion of counsel or other evidence, in each case reasonably acceptable to ANB, that such legend and stop transfer instructions are not required for purposes of the Act.

Execution of this letter should not be considered an admission on the part of the undersigned that the undersigned is an “affiliate” of CBI as described in the first paragraph of this letter, or as a waiver of any rights the undersigned may have to object to any claim that the undersigned is such an affiliate on or after the date of this letter.

Very truly yours,

[signature]

[typed or printed name]

Accepted this              day of                     ,              by

ALABAMA NATIONAL BANCORPORATION

By:
Name:
Title:

Exhibit B

Form of Opinion of Smith Mackinnon, P.A.

[Letterhead of Smith Mackinnon, PA]

[                    ]

BY HAND DELIVERY

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Attn: Chairman

Re:	Merger of Cypress Bancshares, Inc. and Alabama National BanCorporation

Gentlemen:

We have acted as counsel to Cypress Bancshares, Inc. (“CBI”), a Florida corporation, in connection with the transactions contemplated by that certain Agreement and Plan of Merger, dated as of [                    ], 2003 (the “Agreement”), by and between CBI and Alabama National BanCorporation (“ANB”). We render this opinion pursuant to Section 9.2(d) of the Agreement. Capitalized terms not otherwise defined in this letter have the definitions set forth in the Agreement.

In connection with our representation of CBI and in order to render this opinion pursuant to Section 9.2(d) of the Agreement, we have examined and relied upon the accuracy of original, certified, conformed or photographic copies of such records, agreements, instruments, documents, and certificates of officers and employees of CBI and CBI Bank and of other person, and such questions of law, as we deemed necessary or appropriate. In all such examinations, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to the original documents of documents submitted to us as certified or photostatic copies. We have relied on certificates issued to us by the secretaries of state and other appropriate government officials of the various states in which CBI and CBI Bank is incorporated or qualified and, except as expressly set forth in any such documents or hereinafter, we have assumed the authority of the person or persons who have executed any such documents on behalf of any person or persons, state or any other entity. We also have relied, as to various matters of fact material to this opinion, on the representations and warranties contained in the Agreement and the certificates delivered pursuant thereto, on certificates of public officials, on online information provided by the Florida Department of State and on certificates and statements of officers of CBI and CBI Bank, and we have made no independent investigations with regard thereto.

Based upon the foregoing and subject to the limitations, qualifications and assumptions set forth herein, we are of the opinion that:

1. CBI is a corporation organized under the laws of the State of Florida, its status is active and it has the corporate power to carry on the business in which it is engaged, as described in the proxy statement used to solicit the approval by the CBI stockholders of the transactions provided for in the Agreement, and to own the properties owned by it. CBI Bank is a national banking association organized under the laws of the United States, its status is active and it has the corporate power to carry on the business in which it is engaged, as described in the proxy statement used to solicit the approval by the CBI stockholders of the transactions provided for in the Agreement, and to own the properties owned by it

2. The execution and delivery of the Agreement by CBI, and CBI’s compliance with its terms, do not and will not violate any provision of the Articles of Incorporation or Bylaws of CBI. To our knowledge but without any independent investigation, the execution and delivery of the Agreement, and compliance with its terms, do not and will not result in any breach of or default or acceleration under any mortgage, agreement, lease, indenture or other instrument, order, judgment or decree to which any CBI Company is a party or by which any CBI Company is bound.

3. In accordance with the Bylaws of CBI and pursuant to resolutions duly adopted by its Board of Directors and stockholders, the Agreement has been duly approved by the Board of Directors of CBI and by the holders of at least a majority of the outstanding shares of CBI at the Stockholders’ Meeting.

4. The Agreement has been duly and validly executed and delivered by CBI. Assuming valid authorization, execution and delivery by ANB, the Agreement is a binding obligation of CBI, enforceable against CBI under the law of Florida and the Federal law of the United States. Our opinion concerning the validity, binding effect and enforceability of the Agreement means that: (a) the Agreement constitutes an effective contract under applicable law; (b) the Agreement is not invalid in its entirety because of a specific statutory prohibition or public policy, and is not subject in its entirety to a contractual defense; and (c) subject to the last sentence of this paragraph, some remedies are available if CBI is in material default under the Agreement. This opinion does not mean that (a) any particular remedy is available upon a material default, or (b) every provision of the Agreement will be upheld or enforced in any circumstance by a court. Furthermore, the validity, binding effect, and the enforceability of the Agreement may be limited or otherwise affected by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar statutes, rules and regulations, or other laws affecting the enforcement of creditors rights and remedies generally, and (b) the unavailability of, or limitation on the availability of, a particular right or remedy (whether in a proceeding in equity or at law) because of an equitable principle or a requirement as to commercial reasonableness, conscionability or good faith.

5. The authorized capital stock of CBI consists of 2,000,000 shares of CBI Common Stock, of which [                    ] shares are issued and outstanding. The shares of CBI

Common Stock that are issued and outstanding were to our knowledge not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable under Florida law. There are currently outstanding options with the right to purchase a total of [                    ] shares of CBI Common Stock. To our knowledge, except as set forth in Section 5.3(a) of the Agreement, without independent investigation, there are no other options, subscriptions, warrants, calls, rights or commitments obligating CBI to issue any equity securities or acquire any of its equity securities.

6. The authorized capital stock of CBI Bank consists of [                    ] shares of common stock, of which [                    ] shares are issued and outstanding. The shares of common stock that are issued and outstanding were to our knowledge not issued in violation of any statutory preemptive rights of shareholders, were duly issued and are fully paid and nonassessable under Florida law. To our knowledge, except as set forth in Section 5.4(b) of the Agreement, without independent investigation, there are no other options, subscriptions, warrants, calls, rights or commitments obligating CBI Bank to issue any equity securities or acquire any of its equity securities.

We are licensed to practice only in the State of Florida, and our opinions expressed herein are limited to the application of laws in the State of Florida and the Federal laws of the United States of America, and do not extend to any laws of any other state or nation.

This opinion has been prepared and is to be construed in accordance with the Report on Standards for Florida Opinions dated April 8, 1991 issued by the Business Law Section of The Florida Bar (the “Report”). The Report is incorporated by reference into this opinion.

The opinions rendered herein are as of the date hereof. We assume no obligation, and specifically disclaim any responsibility, to update or supplement these opinions to reflect any facts which hereafter may come to our attention or any changes in facts or law subsequent to the date hereof.

These opinions have been furnished to you at your request, and we consider them to be a confidential communication which may not be furnished, reproduced, distributed, or disclosed to anyone without our prior written consent. These opinions are rendered solely for your information and assistance in connection with the transactions contemplated in the Agreement. They may not be relied upon by any other person or for any other purpose without our prior written consent.

Very truly yours,

SMITH MACKINNON, PA

By:

Exhibit C

Form of Employment Agreements – Bruce Page and James Weite

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this [            ] day of [                    ], 2003 (the “Effective Date”), by and between ALABAMA NATIONAL BANCORPORATION, a Delaware corporation (“ANB”); CYPRESS BANK, a Florida banking corporation (“Bank”; hereinafter together with ANB referred to as “Employer”); and [                    ] (“Executive”).

Recitals

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated [                    ], 2003, between ANB and Bank, Bank has become a wholly-owned subsidiary of ANB; and

WHEREAS, Executive has served as the [President] [Chief Executive Officer] of Bank, and, as a condition to the consummation of the transactions provided for in the Merger Agreement, Executive and Employer have agreed to enter into this Agreement.

Agreement

NOW THEREFORE, in consideration of the mutual recitals and covenants contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Employment. Employer agrees to employ Executive and Executive agrees to be employed by Employer, subject to the terms and provisions of this Agreement.

2. Employment Term. The employment of Executive by Employer as provided in Section 1 will be for a period of 3 years commencing at the Effective Date, unless earlier terminated in accordance with the provisions of Section 9 hereof; provided, however, that the obligations and rights set forth in Sections 7 and 8 hereof shall survive the termination of Executive’s Employment, as more particularly described herein.

3. Duties; Extent of Services. Executive shall perform for Bank all duties incident to the positions of [President] [Chief Executive Officer] of Bank, under the direction of the board of directors of Bank or its designee. In addition, Executive shall engage in such other services for Bank or its affiliated companies as Employer from time to time shall direct. Executive shall use his best efforts in, and devote his entire time, attention and energy, to Bank’s business.

4. Compensation. From the Effective Date through the termination of Executive’s employment:

(a) Base Salary. Executive’s total annual base salary shall be not less than $145,000, payable with the same frequency as the salaries of other employees of Employer.

(b) Annual Bonus Opportunity. Executive shall be eligible to receive an annual bonus, the amount of which, if any, shall be determined by the Bank’s board of directors or its designee after an annual review of the performance of the Executive and the Bank for the prior calendar year. Subject to the forgoing, the target bonus for the year ending December 31, 2004, will be $35,000.

(c) Benefits. Executive shall be entitled to vacation days, paid holidays and sick days, and to participate in Employer’s health and retirements plans, as provided in Bank’s Personnel Policy and as such may be amended from time to time.

(d) Equity Incentives. Executive shall be eligible to receive awards under any stock option, stock purchase or equity-based incentive compensation plan or arrangement adopted by Employer from time to time for which senior executives of ANB’s other bank subsidiaries are eligible to participate. Executive’s participation in, and awards under, such plans and arrangements, if any, shall be determined from time to time by ANB’s board of directors, the Bank’s board of directors, or their respective designees, as the case may be. Without limiting the forgoing, for the first year in which Executive is eligible to participate in ANB’s Performance Share Plan (the “Plan”), Executive shall be entitled to an award of $10,000 of Performance Shares under the Plan. Any and all awards under the Plan are made subject to the terms and conditions thereof.

(e) Automobile Allowance. Executive shall be entitled to a $600 monthly automobile allowance or, at Employer’s option, to the use of an automobile owned by Employer.

5. Compliance With Rules and Policies. Executive shall comply with all of the rules, regulations, and policies of Employer now or hereinafter in effect. He shall promptly and faithfully do and perform any and all other duties and responsibilities which he may, from time to time, be directed to do by the board of directors of Bank or ANB or their respective designee.

6. Representation of Executive. Executive represents to Employer that he is not subject to any rule, regulation or agreement, including without limitation, any non-compete agreement, that purports to, or which reasonably could, be expected to limit, restrict or interfere with Executive’s ability to engage in the activities provided for in this Agreement.

7. Disclosure of Information. Executive acknowledges that any documents and information, whether written or not, that came or come into Executive’s possession or knowledge during Executive’s course of employment with Bank or Employer, including, without limitation the financial and business conditions, goals and operations of Bank, ANB or any of their respective affiliates or subsidiaries as the same may exist from time to time (collectively, “Confidential Information”), are valuable, special and unique assets of Employer’s business. Executive will not, during or after the term of this Agreement: (i) disclose any written Confidential Information to any person, firm, corporation, association, or other entity not employed by or affiliated with Employer for any reason or purpose whatsoever, or (ii) use any written Confidential Information for any reason other than to further the business of Employer. Executive agrees to return any written Confidential Information, and all copies thereof, upon the termination of Executive’s employment (whether hereunder or otherwise). In the event of a breach or threatened breach by Executive of the provisions of this Section 7, in addition to all other remedies available to Employer, Employer shall be entitled to an injunction restraining Executive from disclosing any written Confidential Information or from rendering any services to any person, firm, corporation, association or other entity to whom any written Confidential Information has been disclosed or is threatened to be disclosed. In the event of any suit or arbitration with respect to Executive’s obligations in this Section 7, Executive will pay all costs incurred by Employer in securing an injunction (or other equitable remedy) and/or damages, including a reasonable attorney’s fee. Executive further agrees that he will not divulge to any person, firm, corporation, association, or other entity not employed by or affiliated with Employer, any of Employer’s business methods, sales, services, or techniques, regardless of whether the same is written or not.

8. Competition.

(a) During the period beginning on the Effective Date and, subject to extension as provided for in Section 9(c) below, ending on the 3rd anniversary thereof, Executive shall not, individually or as an employee, agent, officer, director or shareholder of or otherwise through any corporation or other business organization, directly or indirectly: (i) carry on or engage in the business of banking or any similar business in the Florida counties of Flagler or Volusia (the “Territory”); (ii) perform services for, as an employee, consultant or otherwise, any bank, bank holding company, bank or bank holding company in organization, corporation or other person or entity that has a branch or office in, or conducts any banking or similar business in the Territory; (iii) solicit or do banking or similar business with any existing or prospective customer of Bank or ANB or any of their respective subsidiaries or affiliates in the Territory; or (iv) solicit any employee of Bank or ANB or any of their subsidiaries or affiliates to leave his or her employment with Bank or ANB or any of their subsidiaries or affiliates for any reason, or hire any such employee of Bank or ANB or any of their subsidiaries or affiliates, without the prior written consent of ANB. In consideration for the non-competition provisions contained in this Section 8(a), Employer shall make a one-time payment of $[                    ] to Executive within 5 days after the Effective Date.

(b) Executive represents that his experience and capabilities are such that the provisions of this Section 8 will not prevent him from earning a livelihood.

(c) If Executive violates the provisions of Section 8(a) above, the period during which the covenants set forth therein shall apply shall be extended 1 day for each day in which a violation of such covenants occurs. The purpose of this provision is to prevent Executive from profiting from his own wrong if he violates such covenants.

(d) In the event of any conduct or threatened conduct by Executive violating any provision of this Section 8, Employer shall be entitled, in addition to other available remedies, to injunctive relief and/or specific performance of such provision.

(e) Executive acknowledges that (i) Executive has occupied, and will continue to occupy, a position of trust and confidence with Bank prior to the date hereof and has and will become familiar with Confidential Information, including without limitation trade secrets, as that term is defined in Section 688.002(4) of the Florida Code; (ii) ANB has required that Executive make the covenants set forth in Sections 7 and 8 of this Agreement as a material condition to

ANB’s acquisition of the capital stock of Bank, including capital stock owned by Executive; (iii) the provisions of Sections 7 and 8 of this Agreement are reasonable in geographic scope and duration and are necessary to protect and preserve Employer’s legitimate business interests, including, without limitation, its trade secrets, valuable confidential business information, relationships with specific prospective and existing customers, customer goodwill, and specialized training provided to Executive; and (iv) Employer would be irreparably damaged if Executive were to breach the covenants set forth in Sections 7 or 8 of this Agreement.

9. Termination of Employment.

(a) If Employer terminates Executive’s employment hereunder “For Cause,” all rights and obligations specified in Section 8(a) shall survive any such termination through the 3rd anniversary of the Effective Date, and Executive shall not be entitled to any further compensation or benefits from Employer. “For Cause” shall mean (i) abuse of or addiction to intoxicating drugs (including alcohol), which has adversely affected or may adversely affect the business or reputation of the Bank; (ii) any act or omission on the part of Executive which constitutes fraud, misrepresentation, embezzlement, misappropriation of corporate assets, breach of a duty owed to Bank, or conduct grossly inappropriate to Executive’s office; (iii) a felony indictment of Executive; (iv) the suspension or removal of Executive by federal or state banking regulatory authorities; or (v) a material breach by Executive of any of the terms of this Agreement. In addition, the services of Executive and the obligations of ANB under this Agreement may be terminated For Cause by Employer due to the death or total disability of Executive. For purposes of this Section 9, the term “total disability” shall mean Executive’s inability, as a result of illness or injury, to perform the normal duties of his employment for a period of ninety (90) consecutive days.

(b) Employer may terminate Executive’s employment at any time for any reason; provided, however, if Employer terminates Executive other than For Cause, or if Employee terminates his employment for “Good Reason,” Executive shall continue to receive the minimum cash compensation provided for in Section 4(a) until the 3rd anniversary of the Effective Date (to be paid with the same frequency as Executive’s salary was paid prior to termination), and all rights and obligations specified in Section 8(a) shall survive such termination until the 3rd anniversary of the Effective Date. Other than the payment provided for in this Section 9(b), Executive acknowledges that he shall not be entitled to any other payments, benefits or damages from Employer in connection with a termination of Executive by Employer other than For Cause or a termination by Executive for Good Reason, and Executive hereby waives all rights and claims with respect thereto. “Good Reason” means (i) a material breach of this Agreement by Employer, (ii) any significant reduction, without Executive’s prior written consent, in the duties, responsibilities, authority or title of Executive as an officer of the Bank, or (iii) involuntary relocation of Executive’s primary place of employment more than 50 miles from the Bank’s main office, and in any such case, after Executive has provided a detailed written notice of such breach, reduction or relocation to Employer, and Employer has been afforded at least a 30-day to cure period after receipt of such notice.

(c) If Executive resigns or terminates his employment hereunder for any reason (other than Good Reason) prior to the 3rd anniversary of the Effective Date, (i) all rights and obligations specified in Section 8(a) shall survive any such termination until the 3rd anniversary of the Effective Date, (ii) Executive shall not be entitled to any further compensation or benefits from Employer, and (iii) Employer shall be entitled to all remedies available under this Agreement and applicable law.

(d) The provisions of Section 7 and Section 8 shall in all cases survive the termination of this Agreement and the termination of Executive’s employment, whether voluntary or involuntary.

10. Notice. For the purposes of this Agreement, notices and demands shall be deemed given when mailed by United States mail, addressed in the case of Bank to [                            ] Attention: Chairman of the Board of Directors, with a copy to ANB at Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, Attention: Chief Executive Officer; or in the case of Executive, to his last known address of record contained in the Bank’s personnel files.

11. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Florida without regard to principles of conflicts of laws. This Agreement supersedes and cancels any prior employment agreement or understanding entered into between Executive and Bank, including but not limited to that certain Employment Agreement dated March 1, 2002.

12. Validity. Should any court of competent jurisdiction, arbitrator or other judicial body decide, hold, adjudge or decree that any provision, clause or term of this Agreement is invalid, void or unenforceable, such determination shall not affect any other provision of this Agreement, and all other provisions of this Agreement shall remain in full force and effect as if such void or unenforceable provision, clause or term had not been included herein. Such determination shall not be deemed to affect the validity or enforceability of this entire Agreement in any other situation or circumstance, and the parties agree that the scope of this Agreement is intended to extend to Employer the maximum protection permitted by law. The parties expressly deem the length of time and the size of the territory provided for in Section 8 of this Agreement to be reasonable. If, however, any judicial body or arbitrator decides, holds, adjudges or decrees that the length of time and/or the size of the territory provided for in Section 8 of this Agreement is/are unreasonable, then it is the express intent of the parties that such court determine the length of time and/or size of the territory that is/are reasonable and that such court enforce the terms of this Agreement in accordance with such determination.

13. Arbitration; Prevailing Party.

(a) Except as may otherwise hereinafter be provided, any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by binding arbitration in Orlando, Florida, in accordance with the rules of the American Arbitration Association then in effect. The agreement set forth herein to arbitrate shall be specifically enforceable under the prevailing arbitration law. Notwithstanding the foregoing, Employee or Employer shall have the right to seek enforcement by preliminary injunction, specific performance or other equitable relief of the provisions of Section 7 and/or 8 hereof in any state or federal court of competent jurisdiction without regard to whether any such claim has been or can be referred to arbitration. In the event legal or arbitration proceedings are necessary for either party to enforce the terms of this Agreement, the prevailing party (by final judgment or other non-appealable order) shall be entitled to recover the cost of said legal or arbitration proceedings, including, but not limited to reasonable attorney fees.

(b) The parties hereto (i) acknowledge that they have read and understood the provisions of this Section regarding arbitration and (ii) that performance of this Agreement will be interstate commerce as that term is used in the Federal Arbitration Act, and the parties contemplate substantial interstate activity in the performance of this Agreement including, but not limited to, interstate travel, the use of interstate phone lines, the use of the U.S. mail services and other interstate courier services.

(c) Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement and with the American Arbitration Association. The demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, and in no event shall it be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. The award rendered by the arbitrator shall be final and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

14. Parties. This Agreement shall be binding upon and shall inure to the benefit of any successors or assigns to Bank or ANB. Executive may not assign any of his rights or delegate any of his duties or obligations under this Agreement or any portion hereof.

15. Waiver of Claims. In consideration of the obligations of Employer hereunder, Executive, except as otherwise provided in this Agreement, unconditionally releases Employer, its directors, officers, employees and shareholders, from any and all claims, liabilities and obligations of any nature pertaining to termination of Executive’s employment by Employer, including but not limited to (a) any claims under federal, state or local laws prohibiting discrimination, including without limitation the Age Discrimination in Employment Act of 1967, as amended, or (b) any claims growing out of any alleged legal restrictions on Employer’s right to terminate Executive’s employment, such as any alleged implied contract of employment or termination contrary to public policy. Executive acknowledges that he has been advised to consult with an attorney prior to signing this Agreement, that he has had no less than 21 days to consider this Agreement prior to execution hereof, and that he may revoke this Agreement at any time within 7 days following the execution hereof by written notice to Employer.

16. Tax Withholding. All compensation payable pursuant to this Agreement, including without limitation severance compensation, shall be subject to reduction by all applicable withholding, social security and other federal, state and local taxes and deductions.

[Signature pages intentionally omitted.]

Exhibit D

Form of Employment Agreement – Thomas Hury

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made and entered into this [    ] day of [                    ], 2003 (the “Effective Date”), by and between ALABAMA NATIONAL BANCORPORATION, a Delaware corporation (“ANB”); CYPRESS BANK, a Florida banking corporation (“Bank,” hereinafter together with ANB referred to as “Employer”); and THOMAS B. HURY (“Executive”).

Recitals

WHEREAS, pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated [                    ], 2003, between ANB and Cypress Bankshares, Inc., Bank has become a wholly-owned subsidiary of ANB; and

WHEREAS, Executive has served as the Chief Financial Officer of Bank, and, as a condition to the consummation of the transactions provided for in the Merger Agreement, Executive and Employer have agreed to enter into this Agreement.

Agreement

NOW THEREFORE, in consideration of the mutual recitals and covenants contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Employment. Employer agrees to employ Executive and Executive agrees to be employed by Employer, subject to the terms and provisions of this Agreement.

2. Employment Term. The employment of Executive by Employer as provided in Section 1 will be for a period of 3 years commencing at the Effective Date, unless earlier terminated in accordance with the provisions of Section 9 hereof; provided, however, that the obligations and rights set forth in Sections 7 and 8 hereof shall survive the termination of Executive’s Employment, as more particularly described herein.

3. Duties; Extent of Services. Executive shall perform for Bank all duties incident to the position of Chief Financial Officer of Bank, under the direction of the board of directors, the Chief Executive Officer and the President of Bank or their designee(s). In addition, Executive shall engage in such other services for Bank or its affiliated companies as Employer from time to time shall direct. Executive shall use his best efforts in, and devote his entire time, attention and energy, to Bank’s business.

4. Compensation. From the Effective Date through the termination of Executive’s employment:

(a) Base Salary. Executive’s total annual base salary shall be not less than $91,000, payable with the same frequency as the salaries of other employees of Employer.

(b) Annual Bonus Opportunity. Executive shall be eligible to receive an annual bonus, the amount of which, if any, shall be determined by the Bank’s board of directors or its designee after an annual review of the performance of the Executive and the Bank for the prior calendar year.

(c) Benefits. Executive shall be entitled to vacation days, paid holidays and sick days, and to participate in Employer’s retirements plans, as provided in Bank’s Personnel Policy and as such may be amended from time to time; provided, however, upon the mutual agreement of Executive and Employer, Executive has elected to continue his participation in a private health insurance plan at his own cost and shall not be eligible to participate in Employer’s health insurance plan.

(d) Equity Incentives. Executive shall be eligible to receive awards under any stock option, stock purchase or equity-based incentive compensation plan or arrangement adopted by Employer from time to time for which senior executives of ANB’s other bank subsidiaries are eligible to participate. Executive’s participation in, and awards under, such plans and arrangements, if any, shall be determined from time to time by ANB’s board of directors, the Bank’s board of directors, or their respective designees, as the case may be.

5. Compliance With Rules and Policies. Executive shall comply with all of the rules, regulations, and policies of Employer now or hereinafter in effect. He shall promptly and faithfully do and perform any and all other duties and responsibilities which he may, from time to time, be directed to do by the board of directors of Bank or ANB, the Chief Executive Officer or the President of Bank, or their respective designee(s).

6. Representation of Executive. Executive represents to Employer that he is not subject to any rule, regulation or agreement, including without limitation, any non-compete agreement, that purports to, or which reasonably could, be expected to limit, restrict or interfere with Executive’s ability to engage in the activities provided for in this Agreement.

7. Disclosure of Information. Executive acknowledges that any documents and information, whether written or not, that came or come into Executive’s possession or knowledge during Executive’s course of employment with Bank or Employer, including, without limitation the financial and business conditions, goals and operations of Bank, ANB or any of their respective affiliates or subsidiaries as the same may exist from time to time (collectively, “Confidential Information”), are valuable, special and unique assets of Employer’s business. Executive will not, during or after the term of this Agreement: (i) disclose any written Confidential Information to any person, firm, corporation, association, or other entity not employed by or affiliated with Employer for any reason or purpose whatsoever, or (ii) use any written Confidential Information for any reason other than to further the business of Employer. Executive agrees to return any written Confidential Information, and all copies thereof, upon the termination of Executive’s employment (whether hereunder or otherwise). In the event of a breach or threatened breach by Executive of the provisions of this Section 7, in addition to all other remedies available to Employer, Employer shall be entitled to an injunction restraining

Executive from disclosing any written Confidential Information or from rendering any services to any person, firm, corporation, association or other entity to whom any written Confidential Information has been disclosed or is threatened to be disclosed. In the event of any suit or arbitration with respect to Executive’s obligations in this Section 7, Executive will pay all costs incurred by Employer in securing an injunction (or other equitable remedy) and/or damages, including a reasonable attorney’s fee. Executive further agrees that he will not divulge to any person, firm, corporation, association, or other entity not employed by or affiliated with Employer, any of Employer’s business methods, sales, services, or techniques, regardless of whether the same is written or not.

8. Competition.

(a) During the period beginning on the Effective Date and ending on the 3rd anniversary thereof, Executive shall not, individually or as an employee, agent, officer, director or shareholder of or otherwise through any corporation or other business organization, directly or indirectly: (i) carry on or engage in the business of banking or any similar business in the Florida counties of Flagler or Volusia (the “Territory”); (ii) perform services for, as an employee, consultant or otherwise, any bank, bank holding company, bank or bank holding company in organization, corporation or other person or entity that has a branch or office in, or conducts any banking or similar business in the Territory; (iii) solicit or do banking or similar business with any existing or prospective customer of Bank or ANB or any of their respective subsidiaries or affiliates in the Territory; or (iv) solicit any employee of Bank or ANB or any of their subsidiaries or affiliates to leave his or her employment with Bank or ANB or any of their subsidiaries or affiliates for any reason, or hire any such employee of Bank or ANB or any of their subsidiaries or affiliates, without the prior written consent of ANB.

(b) Executive represents that his experience and capabilities are such that the provisions of this Section 8 will not prevent him from earning a livelihood.

(c) If Executive violates the provisions of Section 8(a) above, the period during which the covenants set forth therein shall apply shall be extended 1 day for each day in which a violation of such covenants occurs. The purpose of this provision is to prevent Executive from profiting from his own wrong if he violates such covenants.

(d) In the event of any conduct or threatened conduct by Executive violating any provision of this Section 8, Employer shall be entitled, in addition to other available remedies, to injunctive relief and/or specific performance of such provision.

(e) Executive acknowledges that (i) Executive has occupied, and will continue to occupy, a position of trust and confidence with Bank prior to the date hereof and has and will become familiar with Confidential Information, including without limitation trade secrets, as that term is defined in Section 688.002(4) of the Florida Code; (ii) ANB has required that Executive make the covenants set forth in Sections 7 and 8 of this Agreement as a material condition to ANB’s acquisition of the capital stock of Bank, including capital stock owned by Executive; (iii) the provisions of Sections 7 and 8 of this Agreement are reasonable in geographic scope and duration and are necessary to protect and preserve Employer’s legitimate business interests, including, without limitation, its trade secrets, valuable confidential business information, relationships with specific prospective and existing customers, customer goodwill, and specialized training provided to Executive; and (iv) Employer would be irreparably damaged if Executive were to breach the covenants set forth in Sections 7 or 8 of this Agreement.

9. Termination of Employment.

(a) If Employer terminates Executive’s employment hereunder “For Cause,” all rights and obligations specified in Section 8(a) shall survive any such termination through the 3rd anniversary of the Effective Date, and Executive shall not be entitled to any further compensation or benefits from Employer. “For Cause” shall mean (i) abuse of or addiction to intoxicating drugs (including alcohol), which has adversely affected or may adversely affect the business or reputation of the Bank; (ii) any act or omission on the part of Executive which constitutes fraud, misrepresentation, embezzlement, misappropriation of corporate assets, breach of a duty owed to Bank, or conduct grossly inappropriate to Executive’s office; (iii) a felony indictment of Executive; (iv) the suspension or removal of Executive by federal or state banking regulatory authorities; (v) a material breach by Executive of any of the terms of this Agreement; or (vi) the failure of Executive to meet or fulfill the performance objectives applicable to Executive established by Employer from time to time. In addition, the services of Executive and the obligations of ANB under this Agreement may be terminated For Cause by Employer due to the death or total disability of Executive. For purposes of this Section 9, the term “total disability” shall mean Executive’s inability, as a result of illness or injury, to perform the normal duties of his employment for a period of ninety (90) consecutive days.

(b) Employer may terminate Executive’s employment at any time for any reason; provided, however, if Employer terminates Executive other than For Cause, or if Employee terminates his employment for “Good Reason,” Executive shall continue to receive the minimum cash compensation provided for in Section 4(a) until the 3rd anniversary of the Effective Date (to be paid with the same frequency as Executive’s salary was paid prior to termination), and all rights and obligations specified in Section 8(a) shall survive such termination until the 3rd anniversary of the Effective Date. Other than the payment provided for in this Section 9(b), Executive acknowledges that he shall not be entitled to any other payments, benefits or damages from Employer in connection with a termination of Executive by Employer other than For Cause or a termination by Executive for Good Reason, and Executive hereby waives all rights and claims with respect thereto. “Good Reason” means a material breach of this Agreement by Employer, after Executive has provided a detailed written notice of such breach to Employer, and Employer has been afforded at least a 30-day cure period after receipt of such notice.

(c) If Executive resigns or terminates his employment hereunder for any reason (other than Good Reason) prior to the 3rd anniversary of the Effective Date, (i) all rights and obligations specified in Section 8(a) shall survive any such termination until the 3rd anniversary of the Effective Date, (ii) Executive shall not be entitled to any further compensation or benefits from Employer, and (iii) Employer shall be entitled to all remedies available under this Agreement and applicable law.

(d) Executive acknowledges that he has received a cash payment of $91,000 from ANB in connection with the termination of Executive’s prior employment agreement with the Bank (the “Termination Payment”). If Executive is terminated For Cause, resigns or terminates his employment hereunder for any reason (other than Good Reason), in each case prior to the 3rd anniversary of the Effective Date, Executive shall immediately pay to ANB in cash that portion of the Termination Payment equal to the product of the Termination Payment multiplied by a fraction, the numerator of which shall be equal to the number of days remaining in the initial three year term of this Agreement and the denominator of which shall be equal to 1,095. Employer reserves the right to offset, at its option, against any sums due ANB from Employee pursuant to this Section 9(d), any amounts which may otherwise be due from Employer to Employee.

(e) The provisions of Section 7 and Section 8 shall in all cases survive the termination of this Agreement and the termination of Executive’s employment, whether voluntary or involuntary.

10. Notice. For the purposes of this Agreement, notices and demands shall be deemed given when mailed by United States mail, addressed in the case of Bank to Cypress Bank, 21 Cypress Point Parkway, Palm Coast, Florida 32164, Attention: Chairman of the Board of Directors, with a copy to ANB at Alabama National BanCorporation, 1927 First Avenue North, Birmingham, Alabama 35203, Attention: Chief Executive Officer; or in the case of Executive, to his last known address of record contained in the Bank’s personnel files.

11. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Florida without regard to principles of conflicts of laws. This Agreement supersedes and cancels any prior employment agreement or understanding entered into between Executive and Bank, including but not limited to that certain Employment Agreement dated March 15, 2002.

12. Validity. Should any court of competent jurisdiction, arbitrator or other judicial body decide, hold, adjudge or decree that any provision, clause or term of this Agreement is invalid, void or unenforceable, such determination shall not affect any other provision of this Agreement, and all other provisions of this Agreement shall remain in full force and effect as if such void or unenforceable provision, clause or term had not been included herein. Such determination shall not be deemed to affect the validity or enforceability of this entire Agreement in any other situation or circumstance, and the parties agree that the scope of this Agreement is intended to extend to Employer the maximum protection permitted by law. The parties expressly deem the length of time and the size of the territory provided for in Section 8 of this Agreement to be reasonable. If, however, any judicial body or arbitrator decides, holds, adjudges or decrees that the length of time and/or the size of the territory provided for in Section 8 of this Agreement is/are unreasonable, then it is the express intent of the parties that such court determine the length of time and/or size of the territory that is/are reasonable and that such court enforce the terms of this Agreement in accordance with such determination.

13. Arbitration; Prevailing Party.

(a) Except as may otherwise hereinafter be provided, any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by binding arbitration in Orlando, Florida, in accordance with the rules of the American Arbitration Association then in effect. The agreement set forth herein to arbitrate shall be specifically enforceable under the prevailing arbitration law. Notwithstanding the foregoing, Employee or Employer shall have the right to seek enforcement by preliminary injunction, specific performance or other equitable relief of the provisions of Section 7 and/or 8 hereof in any state or federal court of competent jurisdiction without regard to whether any such claim has been or can be referred to arbitration. In the event legal or arbitration proceedings are necessary for either party to enforce the terms of this Agreement, the prevailing party (by final judgment or other non-appealable order) shall be entitled to recover the cost of said legal or arbitration proceedings, including, but not limited to reasonable attorney fees.

(b) The parties hereto (i) acknowledge that they have read and understood the provisions of this Section regarding arbitration and (ii) that performance of this Agreement will be interstate commerce as that term is used in the Federal Arbitration Act, and the parties contemplate substantial interstate activity in the performance of this Agreement including, but not limited to, interstate travel, the use of interstate phone lines, the use of the U.S. mail services and other interstate courier services.

(c) Notice of the demand for arbitration shall be filed in writing with the other party to this Agreement and with the American Arbitration Association. The demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has arisen, and in no event shall it be made after the date when institution of legal or equitable proceedings based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. The award rendered by the arbitrator shall be final and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

14. Parties. This Agreement shall be binding upon and shall inure to the benefit of any successors or assigns to Bank or ANB. Executive may not assign any of his rights or delegate any of his duties or obligations under this Agreement or any portion hereof.

15. Waiver of Claims. In consideration of the obligations of Employer hereunder, Executive, except as otherwise provided in this Agreement, unconditionally releases Employer, its directors, officers, employees and shareholders, from any and all claims, liabilities and obligations of any nature pertaining to termination of Executive’s employment by Employer, including but not limited to (a) any claims under federal, state or local laws prohibiting discrimination, including without limitation the Age Discrimination in Employment Act of 1967, as amended, or (b) any claims growing out of any alleged legal restrictions on Employer’s right to terminate Executive’s employment, such as any alleged implied contract of employment or termination contrary to public policy. Executive acknowledges that he has been advised to consult with an attorney prior to signing this Agreement, that he has had no less than 21 days to consider this Agreement prior to execution hereof, and that he may revoke this Agreement at any time within 7 days following the execution hereof by written notice to Employer.

16. Tax Withholding. All compensation payable pursuant to this Agreement, including without limitation severance compensation, shall be subject to reduction by all applicable withholding, social security and other federal, state and local taxes and deductions.

[Signature pages intentionally omitted.]

Exhibit E

Form of Opinion of Maynard, Cooper & Gale, P.C.

[Letterhead of Maynard, Cooper & Gale, P.C.]

[                    ]

BY HAND DELIVERY

Cypress Bancshares, Inc.

21 Cypress Point Parkway

Palm	Coast, Florida 32164
Attn:	Chairman

Re:	Merger of Cypress Bancshares, Inc. and Alabama National BanCorporation

Gentlemen:

We are counsel to Alabama National BanCorporation (“ANB”), a corporation organized and existing under the laws of the State of Delaware, and have represented ANB in connection with the execution and delivery of the Agreement and Plan of Merger, dated as of [                    ], 2003 (the “Agreement”), by and between Cypress Bancshares, Inc. (“CBI”) and ANB.

This opinion is delivered pursuant to Section 9.3(d) of the Agreement. Capitalized terms used in this opinion shall have the meanings set forth in the Agreement. The opinions expressed herein are limited to matters of federal laws of the United States and the law of the State of Alabama and the general corporate law of the State of Delaware.

In connection with our representation of ANB, we have made such investigations of law as, in our judgment, were necessary to render the following opinions. We have also reviewed (a) the Agreement, (b) ANB’s Restated Certificate of Incorporation and By-Laws; (c) the minutes of the meetings or actions of the Board of Directors of ANB with respect to the authorization, execution and delivery of the Agreement; and (d) such corporate documents, records, information and certificates of ANB, certificates of public officials or government authorities and other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed. As to certain facts material to our opinions, we have relied, with your permission, upon statements, certificates or representations, including those delivered or made in connection with the above-referenced transaction, of officers and other representatives of ANB. In rendering our opinion we have assumed the genuineness of all signatures of, and the incumbency, authority and power of, the officers and other persons signing the Agreement as, for or on behalf of the parties thereto, other than ANB, the authenticity of all documents submitted to us as originals, and the conformity to authentic, original documents submitted to us as certified, conformed or photostatic copies. We have also assumed that there has not been any mutual mistake of fact or misunderstanding, fraud, duress or undue influence. We have assumed that no bankruptcy or insolvency proceeding is pending by or against any party to the Agreement other than ANB.

We have also assumed that the conduct of the parties to the Agreement has complied with any requirement of good faith, fair dealing and conscionability and that each party has acted in good faith and without notice of any defense against the enforcement of any rights created by, or adverse claim to any property or security interest transferred or created as part of, the transactions. We have assumed that there are no agreements or understandings among the parties, written or oral, and there is no usage of trade or prior dealings among the parties that would, in either case, define, supplement or qualify the terms of the Agreement. We have assumed that all parties to the Agreement will act in accordance with, and will refrain from taking any action that is forbidden by, the terms and conditions of the Agreement.

Wherever used in any opinion or statement herein, the phrases “to counsel’s knowledge,” “to the best of our knowledge,” and other words or phrases of like or similar meaning, qualify and limit such opinion or statement to the current conscious awareness, without investigation, on the part of those lawyers in this firm who have provided legal services to ANB in connection with the transactions contemplated by the Agreement or lawyers of this firm who have otherwise provided legal services to ANB, of facts, matters or other information affecting such opinion or statement.

Based upon and subject to the foregoing, we are of the opinion that:

1. ANB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to carry on the business in which it is engaged, as described in the proxy statement used to solicit the approval by the CBI stockholders of the transactions provided for the Agreement, and to own the properties owned by it.

2. The execution and delivery of the Agreement by ANB, and ANB’s compliance with its terms, do not and will not violate or contravene any provision of the Certificate of Incorporation or Bylaws of ANB. To the best of our knowledge but without any independent investigation, the execution and delivery of the Agreement, and compliance with its terms, do not and will not result in any conflict with, breach of, or default or acceleration under any mortgage, agreement, lease, indenture or other instrument, order, judgment or decree to which any ANB Company is a party or by which any ANB Company is bound.

3. In accordance with the Bylaws of ANB and pursuant to resolutions duly adopted by its Board of Directors, the Agreement has been duly adopted and approved by the Board of Directors of ANB.

4. The Agreement has been duly and validly executed and delivered by ANB. Assuming valid authorization, execution and delivery by CBI, the Agreement constitutes the valid and binding agreement of ANB, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, or similar laws affecting creditors’ rights generally; provided, however, that we express no opinion as to the availability of the equitable remedy of specific performance.

5. The authorized capital stock of ANB consists of 27,500,000 shares of ANB Common Stock, of which [                    ] shares were issued and outstanding as of [                    ], and 100,000 shares of preferred stock, $1.00 par value, none of which is issued and outstanding. The shares of ANB Common Stock that are issued and outstanding were not issued in violation of any statutory preemptive rights of shareholders. The shares of ANB Common Stock to be issued to the stockholders of CBI as contemplated by the Agreement are duly authorized, and when properly issued and delivered following consummation of the Merger will be validly issued, fully paid and nonassessable.

The opinions expressed herein represent our best legal judgment based upon the facts and assumptions identified herein and current laws, which laws are subject to change prospectively and retrospectively. Our opinions are in no way binding on any jurisdiction, government or agency. Our advice on each legal issue addressed in this letter represents our opinion as to how that issue would be resolved were it to be considered by the highest court of the jurisdiction upon whose law our opinion of that issue is based. The manner in which any particular issue would be treated in any actual court case would depend in part on facts and circumstances particular to the case, and this letter is not intended to guarantee the outcome of any legal disputes that may arise in the future. Our opinions are limited to the date hereof, and we have no obligation to render any subsequent or updated opinions, even if future laws, judicial or administrative decisions should change, modify, supersede or void any of the facts, assumptions, limitations or opinions herein. Our opinions are based on the assumption that there will be no change in the facts and laws in existence on the date hereof. Our opinions are limited to the specific matters expressed and stated herein and no further opinion is to be inferred or may be implied beyond the matters expressly stated.

This opinion is delivered solely for reliance by CBI and may not be used or relied upon by any other person for any purpose whatsoever without our prior written consent.

Sincerely,

MAYNARD, COOPER & GALE, P.C.

By:

APPENDIX B

PROVISIONS OF THE FLORIDA BUSINESS CORPORATION ACT

RELATING TO APPRAISAL RIGHTS

THE 2003 FLORIDA STATUTES

Title XXXVI

BUSINESS ORGANIZATIONS

Chapter 607

CORPORATIONS

607.1301 APPRAISAL RIGHTS; DEFINITIONS.—The following definitions apply to ss. 607.1302-607.1333:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectuation of the corporate action to which the shareholder objects.

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6) “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

607.1302 RIGHT OF SHAREHOLDERS TO APPRAISAL.—(1) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a) Consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by s. 607.1103 and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary and the merger is governed by s. 607.1104;

(b) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c) Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d) Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(e) With regard to shares issued prior to October 1, 2003, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2) Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1. Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2. Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b) The applicability of paragraph (a) shall be determined as of:

1. The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2. If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d) Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a. Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b. Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2. Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a. Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b. Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c. In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e) For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4) A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a) Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b) Was procured as a result of fraud or material misrepresentation.

607.1303 ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS.—(1) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

607.1320 NOTICE OF APPRAISAL RIGHTS.—(1) If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2) In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3) If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

607.1321 NOTICE OF INTENT TO DEMAND PAYMENT.—(1) If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a) Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

607.1322 APPRAISAL NOTICE AND FORM.—(1) If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2) The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a) Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1. The shareholder’s name and address.

2. The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3. That the shareholder did not vote for the transaction.

4. Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5. If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b) State:

1. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2. A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3. The corporation’s estimate of the fair value of the shares.

4. An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5. That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6. The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c) Be accompanied by:

1. Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2. A copy of ss. 607.1301-607.1333.

607.1323 PERFECTION OF RIGHTS; RIGHT TO WITHDRAW.—(1) A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2) A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

607.1324 SHAREHOLDER’S ACCEPTANCE OF CORPORATIONS OFFER.—(1) If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2) Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

607.1326 PROCEDURE IF SHAREHOLDER IS DISSATISFIED WITH OFFER.—(1) A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

607.1331 COURT COSTS AND COUNSEL FEES.—(1) The court in an appraisal proceeding commenced under 1s. 607.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4) To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

607.1332 DISPOSITION OF ACQUIRED SHARES.—Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

607.1333 LIMITATION ON CORPORATE PAYMENT.—(1) No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a) Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b) Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2) The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

APPENDIX C

THE CARSON MEDLIN COMPANY

INVESTMENT BANKERS

January 7, 2004

Board of Directors

Cypress Bankshares, Inc.

21 Cypress Point Parkway

Palm Coast, FL 32164

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of Cypress Bankshares, Inc. (“Cypress”) under the terms of a certain Agreement and Plan of Merger dated October 14, 2003 (the “Agreement”) pursuant to which Cypress would be merged with and into Alabama National BanCorporation (“ANB”) (the “Merger”). Under the terms of the Agreement, ANB will issue .6412 shares of ANB common stock for each of the outstanding shares of Cypress stock (the “Exchange Ratio”). The foregoing summary of the Merger is qualified in its entirety by reference to the Agreement.

The Carson Medlin Company is a National Association of Securities Dealers, Inc. (NASD) member investment banking firm, which specializes in the securities of financial institutions in the United States. As part of our investment banking activities, we are regularly engaged in the valuation of financial institutions in the United States and transactions relating to their securities. We regularly publish our research on independent community banks regarding their financial and stock price performance. We are familiar with the commercial banking industry in Florida and the major commercial banks operating in that market. We have been retained by Cypress in a financial advisory capacity to render our opinion hereunder, for which we will receive compensation.

In reaching our opinion, we have analyzed the respective financial positions, both current and historical, of ANB and Cypress. We have reviewed: (i) the Agreement; (ii) this proxy statement-prospectus (iii) audited financial statements of ANB for the five years ended December 31, 2002; (iv) audited financial statements of Cypress for the four years ended December 31, 2002; (v) unaudited interim financial statements of ANB for the nine months ended September 30, 2003; (vi) unaudited interim financial statements of Cypress for the nine months ended September 30, 2003; and (vii) certain financial and operating information with respect to the business, operations and prospects of ANB and Cypress. We also: (a) held discussions with members of management of ANB and Cypress regarding historical and current business operations, financial condition and future prospects of their respective companies; (b) reviewed the historical market prices and trading activity for the common stock of ANB and Cypress and compared them with those of certain publicly-traded companies which we deemed to be relevant; (c) compared the results of operations of ANB and Cypress with those of certain

4100 West Kennedy Blvd., Suite 305 Tampa, Florida 33609-2290 813/289-1154 813/289-9325 (fax)	413 Glenwood Avenue, 2nd Floor Raleigh, North Carolina 27603 919/828-8200 919/829-8245 (fax)

Board of Directors

Cypress Bankshares, Inc.

January 7, 2004

banking companies which we deemed to be relevant; (d) compared the proposed financial terms of the Merger with the financial terms, to the extent publicly available, of certain other recent business combinations of commercial banking organizations; and (e) conducted such other studies, analyses, inquiries and examinations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all information provided to us. We have not performed or considered any independent appraisal or evaluation of the assets of Cypress. The opinion we express herein is necessarily based upon market, economic and other relevant considerations as they exist and can be evaluated as of the date of this letter.

Based upon the foregoing, it is our opinion that the Exchange Ratio as provided for in the Agreement is fair, from a financial point of view, to the shareholders of Cypress Bankshares, Inc.

Very truly yours,

THE CARSON MEDLIN COMPANY

THE CARSON MEDLIN COMPANY

C-2